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04024541

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Wing Hang Bank Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 31029 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DAT : 4/26/04

永亨銀行有限公司
WING HANG BANK, LIMITED

2003

Annual Report · 年報

目錄
Contents


A step forw


永亨銀行



永亨銀行於二零零三年八月一日達成協議收購浙江第一銀行(「浙一」)，總作價為港幣四十八億元。集團有信心於二零零四年七月底，待合併條例草案通過後，集團經整合完成，將成為一間更強大及更具規模的銀行集團。

是項收購標誌著永亨向前邁進重要策略的一步，亦符合本銀行在香港銀行界整固趨勢下之既定目標，擴大集團之規模。

收購浙一符合本銀行既定的收購準則。浙一擁有穩健的資產負債表、良好的資產質素，而是項交易預期可提升集團的盈利能力。此外，兩間銀行的企業文化能夠互相融合；無論從營運或財務角度來說，是項收購的規模都在永亨的控制範圍之內。相信將雙方的業務合併，更積極利用浙一的充裕資金，將達致協同效益，創造更多的盈利機會。

浙一創立於上海，並於一九五零年在香港重新開業，現時在香港設有十四間分行，以服務中小企客戶及貿易融資為主。於二零零二年十二月三十一日，浙一的資產總值為港幣二百七十八億元，客戶之貸款及其他賬項為港幣一百三十三億元，總存款為港幣二百二十二億元。二零零二年資產回報率為百分之零點九一，股本回報率為百分之五點二六，而資本充足比率則為百分之二十六點六。


浙江第一銀行
永亨銀行有限公司
WING HANG BANK, LIMITED
Wing Hang Bank Acquires Chekiang

On 1st August, 2003, Wing Hang Bank entered into an agreement to acquire Chekiang First Bank (CFB) for a total consideration of HK$4.8 billion. The Bank is confident that by July 2004, pending the approval of the Merger Bill, integration will be completed resulting in a stronger and more substantial Bank.

The acquisition is a significant strategic step forward for Wing Hang and represents the fulfillment of our stated desire to capitalize on suitable opportunities as Hong Kong's banking sector consolidates. It creates a meaningful increase in our scale.

The purchase of CFB is in line with our stated acquisition criteria. CFB has a clean balance sheet and strong asset quality and the transaction is earnings enhancing. Furthermore, both institutions have compatible cultures and the overall size of the transaction is manageable from both operational and financing perspectives. Wing Hang also believes that significant value will be created from synergies achieved through integrating the two businesses and capitalizing on CFB's liquid balance sheet for increased revenue opportunities.

CFB was founded in Shanghai and was re-established in Hong Kong in 1950. With 14 branches in Hong Kong, CFB has a focus on SME customers and is strong in trade finance. As of 31st December, 2002, CFB had total assets of HK$27.8 billion. Advances of customers and other accounts were HK$13.3 billion and total deposits were HK$22.2 billion. The return on assets was 0.91% for 2002 and the return on equity registered at 5.26%. Capital adequacy ratio was 26.6%.

本行簡介
Corporate Profile

永亨銀號由已故董事長馮堯敬先生於一九三七年在廣州市創立，最初經營金銀找換業務。早年因中國的政治及經濟環境動盪致經營困難。一九四五年於香港文咸東街重整業務，初期資金只有港幣三十萬元，員工則僅十九人。戰後經濟繁榮，令業務發展更趨蓬勃。一九六零年註冊為永亨銀行並獲銀行牌照，為日後之發展奠下首個里程碑。

一九七三年美國紐約歐文信託公司購入本銀行控股權益，透過合作關係，本銀行獲得更強大的財政及國際銀行業務之基礎。一九七九年總行行址與毗鄰物業重建為現代化總行大廈以配合業務發展之需求。一九八八年歐文信託公司與美國紐約銀行合併成為實力更加雄厚及業務更多元化之銀行集團。一九九三年七月永亨銀行成為上市公司，其股票於香港聯合交易所上市買賣。永亨銀行於二零零三年八月一日達成協議收購浙江第一銀行(「浙一」)，使其成為全資附屬公司。浙一的信貸紀錄良好，客戶基礎穩固，令集團規模及市場覆蓋範圍擴大。

永亨銀行乃集團之控股公司及主要業務運作公司，集團主要提供全面性的銀行服務。與浙一合併後，在香港總分行共四十一間，國內於深圳市設有一間分行，亦於廣州市及上海市設立代表處。集團之主要附屬公司澳門永亨銀行，於一九四一年開業，於澳門有廣闊的分行網絡。此外，透過其附屬公司，更提供代理人、接受存款、離岸銀行、租購貸款、私人貸款、保險及股票經紀等服務。

二零零三年底集團之總資產為港幣八百八十七億三千七百萬元，股東資金為港幣六十六億八千七百萬元，二零零三年股東應得之溢利為港幣八億六千三百九十萬元。

Wing Hang Ngan Ho was first established in 1937 by the late Mr Y K Fung in Guangzhou to carry on the business of a money changer. Its early years proved to be difficult due to the prevailing political and economical turbulence in China. In 1945 the company re-established in Hong Kong with a capital of HK$300,000 and a staff of nineteen and prospered during the post war boom. In 1960 Wing Hang Bank was incorporated and was granted a banking license reaching the first milestone in its future growth.

In 1973 the Irving Trust Company of New York acquired a majority interest in the Bank and the partnership provided Wing Hang with a stronger financial base and the expertise of a major international bank. In 1979 the Head Office Building was redeveloped and provided much needed modern facilities for its operations. In 1988 the Irving Trust Company merged with The Bank of New York and became a stronger and more diversified partner. In July 1993, the shares of Wing Hang Bank were listed on The Stock Exchange of Hong Kong. On 1st August, 2003. Wing Hang Bank entered into an agreement to acquire the Chekiang First Bank (CFB) as a wholly owned subsidiary. With a solid credit history and a strong portfolio, CFB brings greater scale and coverage to the Bank.

Wing Hang Bank is the holding company and the principal operating company of the Group which provides a full range of banking services. After merger with Chekiang First Bank the combined bank will have 41 branches in Hong Kong, one branch in Shenzhen and representative offices in Guangzhou and Shanghai. The Group's subsidiary, Banco Weng Hang has been operating in Macau since 1941 and has an extensive branch network in the territory. In addition, through its other subsidiaries and affiliated companies the Group provides nominee, deposit taking, offshore banking, hire purchase, consumer financing, insurance and share brokerage services.

At the end of 2003, the Group's total assets and shareholders' fund amounted to HK$88,737 million and HK$6,687 million respectively, net profit attributable to shareholders for 2003 was HK$863.9 million.

集團業績簡報
Group Results in Brief

		2003	2002	增加/（減少） Increase/ (Decrease)	2003
全年結算	FOR THE YEAR	**HK$m**	HK$m	%	**US$m**
股東應得之溢利	Profit Attributable to Shareholders	**864**	*669	29	**111.30**
股息	Dividends	**426**	534	(20)	**54.88**
以每股計算	PER SHARE	**HK$**	HK$	%	**US$**
基本盈利	Basic Earnings	**2.94**	*2.28	29	**0.38**
現金盈利	Cash Earnings	**2.99**	*2.28	31	**0.38**
中期及末期股息	Interim & Final Dividends	**1.45**	1.16	25	**0.19**
特別股息	Special Dividend	**-**	0.66	(100)	**-**
資產淨值	Net Asset Value	**22.76**	*21.60	5	**2.93**
於年終計算	AT YEAR END	**HK$m**	HK$m	%	**US$m**
股東資金	Shareholders' Funds	**6,687**	*6,338	6	**861.4**
總存款	Total Deposits	**77,477**	50,102	55	**9,980.5**
客戶貸款	Advances to Customers	**46,612**	34,417	35	**6,004.5**
總資產	Total Assets	**88,737**	*57,120	55	**11,431.1**
比率	RATIO	**%**	%		
成本與收入比率	Cost to Income Ratio	**35.1**	32.4		
平均資產回報率	Return on Average Assets	**1.27**	*1.19		
平均股東資金回報率	Return on Average Shareholders' Funds	**13.3**	*10.8		

m = million （百萬）

US$1.00 = HK$7.7628

* *重報*   * *Restated*

五年集團財務概況
Five Year Group Financial Summary

		1999	2000	2001	2002	**2003**
百萬港元	HK$ million					
股東資金	Shareholders' Funds	5,008	5,666	6,032	6,338	**6,687**
總存款	Total Deposits	44,645	48,236	48,597	50,102	**77,477**
客戶貸款	Advances to Customers	32,331	33,666	35,515	34,417	**46,612**
總資產	Total Assets	50,441	54,530	55,062	57,120	**88,737**
營業收入	Operating Income	1,782	2,011	1,880	1,838	**2,031**
營業支出	Operating Expenses	517	582	589	596	**712**
股東應得之溢利	Profit Attributable to the Shareholders	683	901	779	669	**864**
股息	Dividends	250	358	358	534	**426**
港元	HK$					
每股基本盈利	Basic Earnings per Share	2.32	3.07	2.65	2.28	**2.94**
每股現金盈利	Cash Earnings per Share	2.32	3.07	2.65	2.28	**2.99**
每股中期及末期股息	Interim & Final Dividends per Share	0.85	1.22	1.22	1.16	**1.45**
每股特別股息	Special Dividend per Share	-	-	-	0.66	**-**
百分率	Percentage					
貸存比率	Loan to Deposit Ratio	72.4	69.8	73.1	68.7	**60.2**
資本充足比率	Capital Adequacy Ratio	16.0	16.2	16.5	16.5	**15.7**
平均流動資金比率	Average Liquidity Ratio	45.8	44.3	45.3	42.4	**49.0**
成本與收入比率	Cost to Income Ratio	29.0	29.0	31.3	32.4	**35.1**
平均資產回報率	Return on Average Assets	1.38	1.72	1.42	1.19	**1.27**
平均股東資金回報率	Return on Average Shareholders' Funds	14.4	16.9	13.3	10.8	**13.3**

因會計政策變更，二零零二年之數字經予重報。一九九九年至二零零一年之數字，因數額不多，故並無作出重報。

Figures for 2002 were restated due to changes in accounting policy. Figures for years 1999 to 2001 were not restated as the amounts were immaterial.

股東資金 / 資本充足比率
Shareholders' Funds / Capital Adequacy Ratio


百萬港元
HK$ million
7,000
6,000
5,000
4,000
3,000
2,000
1,000
百分率
Percentage
20
15
10
99
00
01
02
03

股東資金 Shareholders' Funds

資本充足比率 Capital Adequacy Ratio

總資產 / 平均資產回報率
Total Assets / Return on Average Assets


百萬港元
HK$ million
90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
百分率
Percentage
2.0
1.5
1.0
0.5
99
00
01
02
03

總資產 Total Assets

平均資產回報率 Return on Average Assets

客戶貸款 / 總存款 / 貸存比率
Advances to Customers / Total Deposits / Loan to Deposit Ratio


百萬港元
HK$ million
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
百分率
Percentage
80
60
40
20
99
00
01
02
03

客戶貸款 Advances to Customers

總存款 Total Deposits

貸存比率 Loan to Deposit Ratio

成本 / 收入 / 成本與收入比率
Cost / Income / Cost to Income Ratio


百萬港元
HK$ million
2,500
2,000
1,500
1,000
500
百分率
Percentage
50
40
30
20
10
99
00
01
02
03

成本 Cost

收入 Income

成本與收入比率 Cost to Income Ratio

公司資料及日程表

公司資料

董事會
董事長
馮鈺斌博士

董事
劉漢銓太平紳士 GBS *
鄭漢鈞博士 GBS, JP *
李國賢太平紳士 *
馮鈺聲先生
何志偉先生
何子珍先生 *
王家華先生
Mr Alan R Griffith #
Mr Kenneth A Lopian #
古岸濤先生# *(於二零零三年十月二十三日獲委任)*
董建成先生 * *(於二零零四年一月十五日獲委任)*

秘書
何志偉先生

行政委員會
馮鈺斌博士
王家華先生
馮鈺聲先生

審核委員會
李國賢太平紳士
何子珍先生
古岸濤先生

薪酬委員會
鄭漢鈞博士 GBS, JP
李國賢太平紳士

**獨立非執行董事*
 # 非執行董事

核數師
畢馬威會計師事務所
香港執業會計師

註冊辦事處
香港皇后大道中一六一號
電話：(852) 2852-5111
圖文傳真：(852) 2541-0036
直線電報：HX73268
環球財務電訊：WIHBHKHH
電報：WIHANGBA
網址：www.whbhk.com

股份上市
香港聯合交易所

股份登記處
香港中央證券登記有限公司
香港皇后大道東一八三號
合和中心十九樓一九零一至五室

美國預託證券託管銀行
紐約銀行
電話：(212) 815-5822
傳真：(212) 571-3050
網址：www.adrbny.com

美國紐約銀行集團成員

日程表

二零零三年全年業績
於二零零四年三月十一日公佈

二零零三年年報
於二零零四年三月底前郵寄予股東

截止過戶日期
二零零四年四月十九日至二零零四年四月二十二日

股東週年大會
將於二零零四年四月二十二日舉行

二零零三年末期股息派發日期
二零零四年五月十日

二零零四年中期業績
約於二零零四年八月中公佈

二零零四年中期報告
約於二零零四年九月上旬郵寄予股東

董事及高級行政人員

執行董事

馮鈺斌博士

董事長兼行政總裁

56歲。一九七三年獲加拿大多倫多大學工商管理碩士學位，二零零一年獲香港理工大學頒授榮譽工商管理博士學位。一九七六年加入本銀行，並於一九八零年獲委任為董事。一九九二年三月獲委任為行政總裁，一九九六年四月獲委任為董事長兼行政總裁。現為本集團多間附屬公司董事長。一九八五年起任美麗華酒店企業有限公司董事。香港理工大學顧問委員會委員、多倫多大學（香港）基金有限公司主席及大學管理學系顧問委員會委員、旅遊業賠償基金管理委員會主席、香港銀行學會副會長及市區重建局規劃、拓展及文物保護委員會增選委員。本銀行已故創辦人馮堯敬先生之長子。

王家華先生

副行政總裁

52歲。一九七九年獲康乃爾大學工商管理碩士學位。於一九九九年六月加入本銀行並獲委任為董事及副行政總裁。同時為本銀行主要股東美國紐約銀行之高級副總裁，擁有豐富之授信監管經驗。本銀行行政委員會、授信委員會及管理委員會成員。接受存款公司諮詢委員會委員。

馮鈺聲先生

總經理

54歲。獲加拿大渥太華卡頓大學文學士學位。一九七八年加入本銀行並於一九九二年獲委任為董事，現為本銀行行政委員會成員及集團多間附屬公司董事。香港肝壽基金董事局成員。本銀行已故創辦人馮堯敬先生之次子。

何志偉先生

秘書及副總經理

67歲。一九六一年獲加拿大麥基爾大學工程學士學位，一九七二年加入本銀行，並於一九九五年十月獲委任為董事。本銀行管理委員會及授信委員會成員，亦為本集團多間附屬公司董事及秘書。馮鈺斌先生之姐夫。

非執行董事

劉漢銓太平紳士 GBS

56歲。擁有倫敦大學法律學士學位，為香港特別行政區高等法院律師、中國司法部委托公證人、國際公證人。現為立法會議員，立法會財經事務委員會主席及劉漢銓律師行高級合夥人。二零零一年獲香港特別行政區政府頒授金紫荊星章勳銜。亦為中國人民政治協商會議全國委員會常務委員、市區重建局董事會成員及多間上市公司之非執行董事。一九九六年加入本銀行董事會。

鄭漢鈞博士 GBS, JP

76歲。持有天津大學工程學位，曾為香港工程師學會會長。現為交通諮詢委員會主席。天津發展控股有限公司、恆隆集團有限公司及恆隆地產有限公司董事。一九八七年加入本銀行董事會。

李國賢太平紳士

76歲。新興集團主席。本銀行審核委員會主席。香港獅子會眼庫主席，香港聾人福利會主席，香港肝壽基金會長，香港大學校董。曾擔任國際獅子會三零三區總監及國際理事。一九九一年加入本銀行董事會。

何子珍先生

54歲。一九九七年加入本銀行董事會，並為董事會審核委員會成員，在商人銀行及金融服務行業積逾二十五年經驗。

Mr Alan R Griffith

62歲。獲 Lafayette College 文學士學位，一九七一年獲 Baruch College 工商管理碩士學位。美國紐約銀行副主席，專責國際銀行業務。一九九九年加入本銀行董事會。

Mr Kenneth A Lopian

47歲。一九七九年獲美國斯克蘭頓大學理學士學位，曾就讀於英國倫敦商學院。美國紐約銀行執行副總裁，專責亞太區、拉丁美洲及環球貿易融資服務。二零零二年三月加入本銀行董事會。

古岸濤先生

42歲。一九八二年獲英國 University of Exeter 文學士學位。一九八五年加入美國紐約銀行倫敦分行，曾在紐約接受信貸業務訓練及在香港、倫敦及東京擔任職務，現任美國紐約銀行香港分行總經理及北亞洲區業務主管。二零零三年十月加入本銀行董事會。

董建成先生

61歲。東方海外（國際）有限公司主席、總裁兼行政總裁。獲美國麻省理工學院頒發機械工程碩士學位。中國銀行（香港）有限公司、國泰航空有限公司、浙江第一銀行有限公司及中國石油天然氣股份有限公司董事。現為香港美國協會主席，香港理工大學顧問委員會主席及校董會成員。二零零四年一月加入本銀行董事會。

高級行政人員

管理委員會成員

馮鈺斌博士

董事長兼行政總裁

（履歷刊載於第九頁）

王家華先生

董事兼副行政總裁

（履歷刊載於第九頁）

馮鈺聲先生

董事兼總經理

（履歷刊載於第九頁）

何志偉先生

董事兼副總經理

（履歷刊載於第九頁）

馮建偉先生

助理總經理

資訊科技處主管

52歲。一九七六年加入本銀行。

黃循球先生

助理總經理

零售銀行處主管

50歲。一九七二年加入本銀行。

梁超華先生

助理總經理

營運管理處主管

45歲。一九九六年加入本銀行。

阮少智先生

助理總經理

財務管理處主管

48歲。一九七四年加入本銀行。

" 今年，我們將致力發揮收購浙一的價值，
透過整合雙方的業務，達致協同效益，以創造價值。
透過重組分行網絡及將後勤業務集中處理，
提高成本效益。"



馮鈺斌
董事長兼行政總裁

二零零三年為充滿挑戰的一年，本港經濟面對各種不利因素。年初，中東戰火燃起令全球經濟暫時蒙上陰影，國際形勢急速惡化。於三月爆發的非典型肺炎對本地經濟造成嚴重打擊，尤以零售、旅遊及餐飲業為甚。

『更緊密經貿關係安排』的簽訂及中國內地旅客「個人遊」計劃的推動，下半年經濟逐漸回穩。失業率由百分之八點七的高水平回落至年底的百分之七點三。由於就業情況改善，以及房地產市道好轉，消費者情緒亦轉佳。對外貿易方面，受內地出口表現強勁帶動，本地總出口錄得增長。內地訪港旅客去年創出新高，抵銷了世界其他各地來港旅客增幅之放緩，更推動旅遊業復甦。二零零三年第四季，本地生產總值較去年同期實質增長百分之五，扭轉第二季下跌百分之零點五的不利情況。

對銀行業而言，二零零三年尤其是上半年，經營環境十分困難。來自個人及企業的信貸需求疲弱，令貸款持續萎縮。二零零三年初，由於住宅樓宇按揭貸款的負資產增加，導致資產質素轉差，但至年底時已經改善。

截至二零零三年十二月三十一日止，本銀行股東應得之溢利達港幣八億六千三百九十萬元，去年則為港幣六億六千九百五十萬元。自本行於二零零三年九月三十日完成購入浙江第一銀行（「浙一」）後，本集團綜合業績已包括浙一及其附屬公司之業績。每股盈利上升百分之二十九至港幣二元九角四仙。董事會建議派發末期股息每股港幣一元零八仙，連同二零零三年中已派發之中期股息每股港幣三角七仙，全年每股股息共達港幣一元四角五仙，若不計入去年派發之特別股息每股港幣六角六仙，較二零零二年增加百分之二十五。派發二零零二

純利 / 平均股東資金回報率


百萬港元
百分率
1,000
800
600
400
200
25
20
15
10
5
99
00
01
02
03
純利
平均股東資金回報率

每股股息 / 每股基本盈利


港元
3.5
3.0
2.5
2.0
1.5
1.0
0.5
99
00
01
02
03
每股股息
每股基本盈利

年特別股息主要是為於低息環境下提高股東回報，以及維持有效的資金管理。由於過剩的資金已用作收購事項，因此今年將不會派發特別股息。

本年度集團之平均資產回報率及平均股東資金回報率分別為百分之一點二七及百分之十三點三。資本充足比率及平均流動資金比率分別為百分之十五點七及百分之四十九。

在二零零三年間，集團努力分散收入來源及節省成本，亦積極擴展非利息收入，以抵銷本地貸款需求不足的影響。集團相信有效運用資金以提升股東價值及經濟效益對節省成本是十分重要。有鑑於此，永亨銀行於二零零三年八月一日達成協議收購浙一，使其成為全資附屬公司。浙一的信貸紀錄良好，加上客戶基礎穩固，令集團規模及市場覆蓋範圍擴大。

兩間銀行整合的過程順利及快速，對收益及成本已開始產生協同效益。集團有信心於二零零四年七月底，待合併條例草案獲批准後，集團經整合完成，將成為一間更強大及更具規模的銀行集團。

今年，我們將致力發揮收購浙一的價值。透過整合雙方的業務，達致協同效益，以創造價值。集團已將浙一的流動資產負債表資本化以提高收益。透過將分行重組及將後勤工作集中處理，提高成本效益。預期收益及成本的全面協同效益，將分別於二零零四年及二零零五年完成。

展望未來，全球經濟前景將於二零零四年明朗化。美國經濟在大選年受調節性的貨幣及財政政策支持下持續復甦，中國內地因本地及海外需求強勁而保持暢


永亨銀行抗炎籌款運動
永亨銀行有限公司
16-05-2003
醫院管理局慈善基金
$400,000.00
支持抗炎籌款運動
16-05-2003
$1,420,000.00

旺，貿易推動的本地經濟則受惠於『更緊密經貿關係安排』所帶來的新貿易及投資機會而邁步向前。此外，隨著消費物價指數跌幅放緩及房地產價格反彈，通縮壓力亦將消除。與內地進一步的融合亦會令鄰近的澳門受惠，預期當地經濟於二零零四年將保持兩位數字的增長。



感謝狀
Certificate of Appreciation
May it be known that
永亨銀行
has contributed towards Po Leung Kuk Flag Day 2003
鼎力襄助本局二零零三年度賣旗籌款
銘感殊深 謹此誌謝
As an expression of appreciation
we hereby present this certificate
王賜豪
保良局主席 Chairman of Po Leung Kuk
二零零三年九月 September, 2003

銀行業的經營環境於二零零四年將可改善，住宅樓宇按揭貸款的負資產減少，申請破產數字急降，令資產質素轉佳。預期銀行貸款數量將與本地生產總值同步微升。各家銀行亦將藉著『更緊密經貿關係安排』、中國內地旅客個人遊及在香港推出人民幣業務等重大發展而找到新的業務機會。

為把握與內地融合所帶來的機遇，我們將努力迎合並投入更多資源於內地市場。集團已於珠江三角洲一帶建立據點，並緊隨我們的客戶擴張至其他區域。我們並計劃於二零零四年將上海代表辦事處升格為分行，在北京開設代表辦事處，以配合深圳分行及廣州代表辦事處的業務發展。

永亨銀行將繼續拓展財資及財富管理業務，擴大佣金收入。在採取增長策略的同時，我們會繼續維持審慎的貸款政策。鑑於新的巴塞爾資本協定即將推出，集團將加強風險管理方面的工作。隨著香港經濟復甦，內地提供更多業務機會，我們對集團於二零零四年的表現將更為樂觀。

最後本人希望藉此機會歡迎浙一的同事，他們的加入將為集團未來的強勁增長奠下基石。本人亦對各同事們在這經濟環境惡劣的情況下所作出之努力致意，對董事會成員的鼎力支持及指引，以及各股東們對集團的信賴和支持，深感謝意。

董事長兼行政總裁
馮鈺斌 謹啟

香港 二零零四年三月十一日


30
2
28
59
57
26
55
24
53
22
20

截至二零零三年十二月三十一日止年度，集團之除稅後盈利達港幣八億六千三百九十萬元，去年則為港幣六億六千九百五十萬元。

經營業績

截至二零零三年十二月三十一日止年度，集團之除稅後盈利達港幣八億六千三百九十萬元，去年則為港幣六億六千九百五十萬元。每股盈利上升百分之二十九至港幣二元九角四仙。每股現金盈利上升百分之三十點七至港幣二元九角九仙。

財務回顧

客戶總貸款額上升百分之三十五點四至港幣四百六十六億一千萬元。不計入浙一之貸款，集團之總貸款額下降百分之一點四至港幣三百三十九億二千萬元，主要由於上半年爆發非典型肺炎令貸款需求下降，其中包括本地個人及企業貸款減少所致。由於貸款政策收緊及消費開支疲弱，信用卡應收賬項亦下跌。然而中國及澳門的貸款顯著上升，抵銷了這方面的跌幅。上半年地產市道低迷，同業競爭激烈，但集團之住宅樓宇按揭仍有百分之一點八的增長。

總存款上升百分之五十四點六至港幣七百七十四億八千萬元。不計入浙一之存款，總存款上升百分之九點九至港幣五百五十億四千萬元，主要由於年內發行總值達港幣十二億三千萬元之零售存款証及外幣存款增加。集團更成功推廣低成本之往來及儲蓄戶口存款，分別上升百分之五十二點四及百分之六十三點九。

淨利息收入上升百分之七點二至港幣十五億七千八百萬元。不計入浙一之收入，淨利息收入上升百分之一點三至港幣十四億九千一百六十萬元，主要由於財資業務增加。按揭利息收入減少，抵銷了部分收入之升幅。

因浙一之息差較窄及貸款需求疲弱，淨息差由去年百分之二點六二收窄至本年度百分之二點三一。

本行已致力擴大非利息收入基礎，以減低貸款需求疲弱的影響。此等收入佔集團營業收入百分之二十二點三，與二零零二年比較，上升百分之二十四點一。向浙一的客戶銷售永亨多元化的投資產品有助財富管理業務的持續增長。信用卡佣金收入下降，抵銷了外匯交易、保險佣金及證券買賣收入的部份增長。




精簡營運架構 提高工作效率

儘管本行繼續努力控制成本，營業支出仍上升百分之十九點六至港幣七億一千二百二十萬元，主要由於收購浙一及其商譽支出所致，開支收入比率因而由二零零二年的百分之三十二點四上升至二零零三年的百分之三十五點一的水平。

二零零二年底，不履行貸款佔總貸款額之比率為百分之二點六八，至二零零三年六月三十日增至百分之三點三五，二零零三年底已減少至百分之二點九八。呆壞賬準備減少百分之三十點五至港幣三億二千五百三十萬元，主要由於消費信貸之改善。截至二零零三年十二月三十一日止，集團之信用卡撇賬率為百分之七點九六，撇賬率改善部份原因由於本行收緊了信貸審批條件，二零零三年第四季的年撇賬率下跌至百分五點二。

集團於二零零三年九月完成收購浙一，使其成為全資附屬公司，並成立由一個中央整合辦事處及超過二十個團隊組成的有效整合框架，以推行整合規劃及執行等各項業務、支援及控制工作。

業務回顧

整合與合併

集團於二零零三年九月完成收購浙一，使其成為全資附屬公司。本行聘用科爾尼管理顧問（香港）有限公司以協助整合過程，並成立由一個中央整合辦事處及超過二十個團隊組成的有效整合框架，以推行整合規劃及執行等各項業務、支援及控制工作。

整合過程相當順利及快速。本行已完成大部分規劃及接合，並已成立一個中期管理委員會以確保策略及營運上的聚合。浙一的管理人員獲保留及融入新的管理架構內。我們認為溝通是十分重要的，因此員工會在適當時候獲知整合的最新消息。至於因分行重組而變為過剩的人手，人力資源部會為其進行需求分析，並協助受影響的員工獲取被分派新職位的技能。整合過程中，客戶的賬戶及存款並未有受到明顯影響，客戶亦作出正面的反應。管理層有信心至二零零四年七月底，經合併條例草案獲批准後，集團在營運及法律架構方面均可完全整合。

於二零零三年十二月底，本集團擁有二千二百六十三名僱員，包括浙一的六百四十七名員工、永亨銀行一千三百二十八名員工，以及澳門永亨二百八十八名員工。本集團現擁有二十七間永亨銀行分行、十四間浙一分行、十一間澳門分行、以及一間深圳分行。

零售銀行業務

去年，零售銀行業務除稅前盈利較二零零二年上升百分之四十三點三，增幅主要來自呆壞賬準備減少及財富管理業務增長。


永亨銀行
WING HANG BANK
浙江第一銀行
主辦
THE ONE VISA
永亨信用卡
分期計劃
12個月


貸款組合
貿易融資
非本地貸款
企業放款
商業
8%
12%
15%
6%
4%
19%
1%
8%
居者有其屋及私人參與建屋計劃
住宅樓宇按揭
個人放款
股票有關之貸款
物業發展及投資

貸款

二零零三年上半年，非典型肺炎爆發，令原已呆滯的房地產市場進一步受壓。永亨因應此情況推出「一站式九成按揭計劃」，以擴大市場佔有率。

第四季房地產一手及二手市場交投強勁回升，有助物業價格回穩，市場情緒亦出現改善。因此，至年底新造住宅樓宇按揭貸款已回升。

集團之住宅樓宇按揭貸款佔總貸款額百分之二十六點八，較去年上升百分之三十點八。雖然面對激烈之競爭及上半年房地產市場放緩，不計浙一之業務，住宅樓宇按揭貸款仍上升百分之一點八。

由於香港住宅樓宇按揭業務市場增長放緩，集團已積極拓展國內住宅樓宇按揭業務並錄得理想增長。住宅樓宇按揭貸款較去年上升百分之六十七點九。集團為珠江三角洲及國內主要城市購買房屋的香港居民提供度身訂做及具競爭力的按揭服務，並成為這個市場的領導者。

消費信貸

消費信貸方面，集團透過永亨信用財務有限公司集中發展個人貸款。年內，該公司推出稅務貸款及循環貸款，配合不同客戶需要，包括設有最低息保證的「稅亨通」稅務貸款計劃，具創意的「利息減半」債務重組計劃。該公司亦為曾對抗非典型肺炎的人士及受影響的行業提供特別援助。年內永亨信用財務之貸款額較去年上升百分之二十四。

鑑於珠江三角洲一帶之製造業發展蓬勃，集團透過永亨財務有限公司繼續為本港及國內中小型企業提供貸款服務，包括汽車及機械貸款。年內，該公司貸款上升百分之五。

鑑於現時香港個人破產數字及呆壞賬上升，集團已減慢信用卡業務之增長速度。然而集團亦繼續提供創新的計劃以吸引信用良好的客戶。新產品包括「The One Visa」信用卡服務，持卡人在購物時可享有現金回贈及在五個月內將其最近期信用卡賬單之全部或部分新購物簽賬轉為分期付款形式。

由於收緊信貸審批條件及持卡人數減少，集團之信用卡應收賬減除浙一之業務後，較去年下降百分之七點一至港幣二億八千八百六十萬元。截至二零零三年十


加強
協同效應
提高服務質素

二月三十一日止，信用卡撇賬率為百分之七點九六，撇賬率改善部份原因由於本行收緊了信貸審批條件。二零零三年第四季的年撇賬率下跌至百分之五點二。

存款

總存款上升百分之五十四點六至港幣七百七十四億八千萬元。由於外幣存款增加及本行發行存款証，不計入浙一之總存款上升百分之九點九達港幣五百五十億零四千萬元。本行亦推出「易存款」及「智特息外幣掛鈎存款」服務，讓客戶有更多選擇及更高回報。在低息環境下，本行於年內成功地吸納了更多低成本之往來及儲蓄存款以取代成本較高之定期存款。該兩類存款分別上升百分之五十二點四及百分之六十三點九。年內，集團發行零售存款証總值達港幣十二億三千萬元。

財富管理、保險及股票買賣

在持續的低息環境下，本行為配合市場需求，透過財富管理業務為客戶提供了多項高回報的存款及投資服務。年內，集團推出了一系列單位信託基金，微型債券、可提早贖回零售存款証及証券票據等投資工具產品，並取得理想之成績。透過銀行售出的單位信託基金及債券總數超逾港幣七億七千三百一十萬元。

集團已採取新措施為客戶提高更優質的銀行服務。年內，我們增加了分行客戶服務員工之人數，並繼續提供在職培訓，使員工能具備更佳資料配合推銷現有投資環境的產品。

我們承諾為客戶提供多途徑一站式服務以配合他們的財務需求。客戶對集團推出的尊貴理財服務，反應理想。此項服務專為擁有高存款及高資產淨值的客戶而設，讓他們可享有若干交易費用獲豁免、認購債券手續費獲折扣優惠及度身訂做的結構性產品等增值服務。

集團的結構性零售存款証息率吸引，因此市場反應熱烈，集團共發行金額達港幣十二億三千萬元之存款証，每次推出後不久即獲全數認購。

永亨保險

永亨保險代理、永亨保險顧問及永亨蘇黎世保險有限公司在二零零三年繼續取得理想成績。強制性公積金及人壽保險業務在年內亦錄得穩定增長。澳門方面，集團與多間銀行及保險公司合作投資聯豐亨人壽保險股份有限公司，藉以進一步參與人壽保險及退休金業務。

存款組合


外幣存款
47%
53%
港元存款


儲蓄存款
短期存款
8%
21%
71%
定期存款

在持續的低息環境下，本行為配合市場需求，透過財富管理業務為客戶提供了多項高回報的存款及投資服務。

中國經濟的強勁增長及『更緊密經貿關係安排』的落實後，繼續吸引了不少香港投資者往國內投資，因而為銀行提供了不少貸款機會。

永亨證券

永亨證券的股票服務費錄得百分之一百點四的可觀升幅；不計入浙一的業務亦有百分之八十一的增幅，主要由於有效的推廣計劃。該公司於二零零二年推出之 IVR（話音互動系統）交易服務，反應理想。

企業銀行

企業銀行去年除稅前盈利上升百分之十一點三。雖然本港貿易表現強勁，但因客戶不斷減持債務，該部門的貿易融資業務在年內微升百分之零點五。本行亦繼續積極參與政府的中小企貸款保證計劃，及推出多項優惠利率計劃以協助中小企改善其財務資源及提高生產力及競爭力。

中國經濟的強勁增長及『更緊密經貿關係安排』的落實後，繼續吸引了不少香港投資者往國內投資，因而為銀行提供了不少貸款機會。二零零二年五月，永亨銀行正式獲准經營人民幣業務，為國內之外資企業及外籍人士提供人民幣銀行服務，亦獲准為國內之中資機構提供外幣服務，以擴大在國內的銀行業務範圍。隨著獲准經營人民幣業務，集團可進一步發展國內銀行業務，並可為現有客戶及新客戶提供更佳的服務。

本行計劃向在內地開設新服務的香港客戶提供服務。年內，企業融資處與深圳分行攜手合作，盡力協助北上投資的本港廠家，為他們提供各類融資服務，並為在國內發展的地產商提供項目融資。本行計劃於二零零四年將上海代表辦事處升格為分行，在北京開設代表辦事處，以配合深圳分行及廣州代表辦事處的業務發展。

財資業務

年內，由於集團銳意拓展財資業務以提升集團過剩資金的回報率，該業務的除稅前盈利較去年上升百分之二十七點七。能達到這鼓舞的成績，其中的原因為集團將浙一的部分資金投放於高投資等級債券及債務證券上。集團繼續拓展財資業務，並將更有效率及審慎地投資過剩資金。

澳門永亨

集團在澳門之業務亦表現理想，澳門永亨之業績表現突出，盈利上升百分之八至澳門幣一億三千四百一十萬元。貸款及存款方面均錄得穩健增長，分別上升百分之六點四及百分之十一。淨利息收入微升百分之四點五，而非利息收入則上升百分之十七點九。

董事會謹將截至二零零三年十二月三十一日止之年度營業報告及已審核之賬目送呈各股東省覽。

主要業務

本銀行及其附屬公司之主要業務為經營銀行及有關之財務服務。

本銀行及其附屬公司之主要業務及地區劃分之業務分析載於賬目附註三十一。

業績

截至二零零三年十二月三十一日止年度之集團盈利載於本年報第四十二頁內，有關已派發或建議派發之股息載於賬目附註八。

主要客戶

董事會認為本集團五位最大客戶佔本集團總收入少於百分之三十。

固定資產

本集團及本銀行於本年度內之固定資產變動狀況載於賬目附註二十一。

股本及儲備

本集團及本銀行於本年度內之股本及儲備變動狀況載於賬目附註二十七及二十八。

審核委員會

本銀行審核委員會於一九九二年成立。該委員會每年舉行三次會議，成員名單刊於本年報第八頁。

審核委員會須向董事會負責而其主要責任包括審查本銀行的財務報告及內部監控運作。

董事提名委員會

董事提名委員會於二零零二年十二月成立，成員包括三名獨立非執行董事，劉漢銓太平紳士、鄭漢鈞博士及李國賢太平紳士。

該委員會負責向董事會提出建議委任本銀行董事、行政總裁、副行政總裁及總經理之位。

薪酬委員會

薪酬委員會於一九九五年成立。該委員會每年舉行一次會議，評估及批准本銀行行政總裁之薪酬及福利，成員名單刊於本年報第八頁。

慈善捐款

本年度內本集團對各項慈善機構之捐款約為港幣二十九萬五千元。此外，本集團亦曾向多間慈善機構提供服務，涉及之費用約港幣七萬六千元。

董事

於本年報通過日董事會各同寅之芳名請參閱本年報第八頁。

任宜正先生於二零零三年十一月十二日返回紐約後已辭任董事之職。

古岸濤先生及董建成先生分別於二零零三年十月二十三日及二零零四年一月十五日獲委任為本銀行董事。古岸濤先生及董建成先生將於應屆股東週年大會中告退，但可再選復任。

董事馮鈺斌先生、李國賢先生及何子珍先生依照註冊章程均應告退。馮鈺斌先生及李國賢先生願再選復任，何子珍先生則由於商務繁忙，將於二零零四年四月二十二日股東週年大會舉行後告退，故不會再選復任。

董事會對任宜正先生及何子珍先生任內之貢獻表示深切謝意。

獨立非執行董事袍金

本銀行每位獨立非執行董事於截至二零零三年十二月三十一日之年度內，各收取董事袍金港幣十萬元正。

主要股東權益

根據主要股東權益及淡倉登記冊，除披露於董事及行政總裁權益項下，各主要股東於二零零三年十二月三十一日持有本銀行股本之權益如下：

姓名	所持股數
Aberdeen Asset Management Asia Ltd.	18,010,500
BNY International Financing Corporation *(美國紐約銀行集團全資附屬公司。)*	(1) 73,800,000
保定有限公司	(2) 24,156,000
Tessel Inc.	(2) 10,639,200
The Capital Group Companies, Inc.	17,496,000
YKF Trustee Holding Inc.	(2) 24,098,400

(1) BNY International Financing Corporation於二零零四年一月三十日配售本銀行股份共14,450,000股予機構投資者，將其於本銀行之持股量降至59,350,000股。

(2) 全部股份由公司持有，馮鈺斌先生、馮鈺聲先生、何志偉夫人及其他人士為合資格之受益人。

根據一項於一九九六年八月二十二日訂立之股東協議，BNY International Financing Corporation、馮鈺斌先生、馮鈺聲先生、保定有限公司、YKF Trustee Holding Inc.及泰華置業有限公司同意保留本銀行已發行股份合共百分之三十七點五之聯合控制權。根據證券及期貨條例第XV部分，以上各股東各自被視為於110,167,688股本銀行股份中擁有權益。

上述全部權益均為長盤。根據本銀行依照證券及期貨條例第336條而設之主要股東權益及淡倉登記冊，於二零零三年十二月三十一日，並無淡倉紀錄。

董事及行政總裁權益

根據董事及行政總裁權益及淡倉登記冊，各董事及行政總裁於二零零三年十二月三十一日持有本銀行股本之權益如下：

	所持股數			
姓名	個人	家庭	其他	合計
馮鈺斌	2,982,000	-	130,000 (1&3)	3,112,000
王家華	-	-	100,000 (1)	100,000
馮鈺聲	3,060,000	-	100,000 (1&3)	3,160,000
何志偉	124,000	60,000	100,000 (1)	284,000
李國賢	-	-	10,000 (2)	10,000
劉漢銓	71,500	-	-	71,500
何子珍	10,000	-	-	10,000

附註：

(1) 董事會議決根據一九九三年六月九日通過之認股權計劃，授予董事及行政人員認股權，下列董事經接納下列認股權：

姓名	授予認股權之股份數目	授予日期	行使期間 由	至	認購價 港元
馮鈺斌	50,000	10/03/2001	10/03/2002	9/03/2011	23.60
	40,000	15/03/2002	15/03/2003	14/03/2012	26.30
	40,000	14/03/2003	14/03/2004	13/03/2013	26.50
王家華	40,000	10/03/2001	10/03/2002	9/03/2011	23.60
	30,000	15/03/2002	15/03/2003	14/03/2012	26.30
	30,000	14/03/2003	14/03/2004	13/03/2013	26.50
馮鈺聲	40,000	10/03/2001	10/03/2002	9/03/2011	23.60
	30,000	15/03/2002	15/03/2003	14/03/2012	26.30
	30,000	14/03/2003	14/03/2004	13/03/2013	26.50
何志偉	40,000	10/03/2001	10/03/2002	9/03/2011	23.60
	30,000	15/03/2002	15/03/2003	14/03/2012	26.30
	30,000	14/03/2003	14/03/2004	13/03/2013	26.50

(2) 該類股份由公司持有，李國賢先生擁有該公司三分一以上之投票權。於二零零二年三月，該類股份已轉讓予家族信託基金持有，而合資格之受益人為李國賢夫人。

(3) 馮鈺斌先生及馮鈺聲先生所持有之全部股份及認股權已包括於上述主要股東權益所述股東協議之110,167,688股內。

除上文所述外，於二零零三年十二月三十一日，根據證券及期貨條例第XV部分，各董事、行政總裁及其有關人士概無於本銀行及其聯營公司之股本中佔有其他實質權益。

上述全部權益均為長盤。根據本銀行依照證券及期貨條例第352條而設之董事及行政總裁權益及淡倉登記冊，於二零零三年十二月三十一日，並無淡倉紀錄。

認股權資料

根據已批准之認股權計劃，董事會獲授權可決定給予行政人員認股權以購入本銀行股份，作為對僱員的獎勵。根據認股權計劃可予發行的股份數目最多不得超過本銀行於批准通過該計劃時已發行股本百分之五。二零零一年九月一日之前，認購價為認股權授予日期前五個營業日於香港聯合交易所有限公司（「聯交所」）之平均收市價的百分之八十。二零零一年九月一日之後，認購價須至少為下列兩者中的較高者：

i) 股份於授予日在聯交所之收市價，該日必須為營業日，及

ii) 股份於授予日前五個營業日在聯交所的平均收市價。

認股權於行使前必須持有最少一年，並可於授予日的第一週年至第十週年期間行使，接受認股權須付港幣一元，該認股權計劃已於二零零三年四月二十四日終止，並由一新認股權計劃取代。此新認股權計劃為期十年，其修改符合上市條例第十七條。

根據新認股權計劃可予發行的股份數目最多不得超過本銀行於批准通過該計劃時已發行股本百分之五。於二零零三年十二月三十一日，根據新認股權計劃可予發行之普通股為14,678,000股或佔本銀行已發行股本百分之五。

於二零零三年十二月三十一日，本銀行之董事及僱員持有本銀行股份認股權之權益如下（二零零三年十二月三十一日每股市值為港幣46.20元）。

	二零零三年十二月三十一日之股份數目	二零零二年十二月三十一日之股份數目	授予日期	已行使之股份數目	認購價	認股權授予日之每股市值	股份於行使前一日之每股加權平均收市價
					港元	港元	港元
董事							
馮鈺斌	**–**	30,000	10/03/1994	30,000	14.83	18.25	27.20
	50,000	50,000	10/03/2001	–	23.60	29.00	–
	40,000	40,000	15/03/2002	–	26.30	26.30	–
	40,000	–	14/03/2003	–	26.50	26.50	–
王家華	**40,000**	40,000	10/03/2001	–	23.60	29.00	–
	30,000	30,000	15/03/2002	–	26.30	26.30	–
	30,000	–	14/03/2003	–	26.50	26.50	–
馮鈺聲	**–**	24,000	10/03/1994	24,000	14.83	18.25	27.20
	40,000	40,000	10/03/2001	–	23.60	29.00	–
	30,000	30,000	15/03/2002	–	26.30	26.30	–
	30,000	–	14/03/2003	–	26.50	26.50	–
何志偉	**–**	24,000	10/03/1994	24,000	14.83	18.25	27.20
	40,000	40,000	10/03/2001	–	23.60	29.00	–
	30,000	30,000	15/03/2002	–	26.30	26.30	–
	30,000	–	14/03/2003	–	26.50	26.50	–
其他僱員	**–**	24,000	10/03/1994	24,000	14.83	18.25	27.20
	90,000	210,000	10/03/2001	120,000	23.60	29.00	34.20
	60,000	160,000	15/03/2002	100,000	26.30	26.30	37.96
	160,000	–	14/01/2003	–	25.80	25.70	–
	740,000	772,000		322,000			

已授出之認股權未行使前不會在賬目列賬。一九九四年三月十日所授予認股權之認購價因於一九九七年五月之五送一紅股而調整為港幣14.83元。於二零零三年一月十四日及二零零三年三月十四日授予認股權之價值乃採用柏力克－舒爾斯期權價格模式估計，於授予日分別為港幣5.11元及港幣4.24元。該項估計採用以下之數據：

	二零零三年一月十四日授予之認股權	二零零三年三月十四日授予之認股權
無風險利率（百分率）	4.65	4.40
預期有效年期（年）	10.00	10.00
波幅（百分率）	21.69	17.47
預期股息率（百分率）	3.92	3.92

柏力克－舒爾斯期權價格模式的設計旨在評估並無授出限制，並且可以自由轉讓之買賣期權之公平價值。此外該期權之價格模式採用了非常主觀的假設數據，其中包括預期之股價波幅。由於本銀行之認股權的特性與其他買賣期權有莫大分別，再加上主觀假設數據之改變對公平價值的估計有重大影響，故此柏力克－舒爾斯期權價格模式不一定能對認股權之公平價值提供可靠的量度準則。

董事合約權益

本年度末或本年度內本銀行或其附屬公司並無訂立使其董事享有權益之重要合約。

除上述之認股權計劃外，本年內本銀行或其附屬公司從未簽訂任何合約致使本銀行各董事因取得本銀行或其他法人團體之股份或債券而獲益。

各董事並未與本銀行簽訂任何服務合約。

購買、出售或贖回上市證券

截至二零零三年十二月三十一日止年度內，本銀行或其任何附屬公司並無購買、出售或贖回本銀行之股份。

符合最佳應用守則

除卻非執行董事之任期沒有訂定外，本銀行於年內已遵照聯交所上市規則附錄十四所載最佳應用守則之指引。

符合「本地註冊認可機構披露財務資料」之要求

本年度之賬目已經完全遵照香港金融管理局發出之監管政策手冊「本地註冊認可機構披露財務資料」所載的要求而編製。

核數師

賬目經由畢馬威會計師事務所審核。

在即將舉行的股東週年大會上，將提請復聘畢馬威會計師事務所為本銀行核數師。

承董事會命

董事長兼行政總裁
馮鈺斌 謹啟

香港 二零零四年三月十一日

Corporate Information and Calendar

Corporate Information

Board of Directors
Chairman
Dr Patrick Y B Fung

Directors
The Hon Ambrose H C Lau, GBS, JP*
Dr Cheng Hon Kwan, GBS, JP*
Mr Simon K Y Lee, JP*
Mr Michael Y S Fung
Mr Louis C W Ho
Mr Ho Soo Ching*
Mr Frank J Wang
Mr Alan R Griffith#
Mr Kenneth A Lopian#
Mr Andrew M Gordon#
(appointed on 23rd October, 2003)
Mr Tung Chee Chen*
(appointed on 15th January, 2004)

Secretary
Mr Louis C W Ho

Executive Committee
Dr Patrick Y B Fung
Mr Frank J Wang
Mr Michael Y S Fung

Audit Committee
Mr Simon K Y Lee, JP
Mr Ho Soo Ching
Mr Andrew M Gordon

Compensation Committee
Dr Cheng Hon Kwan, GBS, JP
Mr Simon K Y Lee, JP

* *Independent non-executive directors*
\# *Non-executive directors*

Auditors
KPMG
Certified Public Accountants

Registered Office
161 Queen's Road Central
Hong Kong
Telephone: (852) 2852-5111
Fax: (852) 2541-0036
Telex: HX73268
SWIFT: WIHBHKHH
Cable: WIHANGBA
Website: www.whbhk.com

Share Listing
The Stock Exchange of Hong Kong Limited

Share Registrars
Computershare Hong Kong Investor Services Limited
Rooms 1901-5, 19/F.
Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

ADR Depository Bank
The Bank of New York
Telephone: (212) 815-5822
Fax: (212) 571-3050
Website: www.adrbny.com

Affiliated with The Bank of New York Group

Calendar

2003 Full Year Results
announced on 11th March, 2004

2003 Annual Report
posted to shareholders by the end of March 2004

Book Closing Date
19th April, 2004 to 22nd April, 2004

Annual General Meeting
to be held on 22nd April, 2004

2003 Final Dividend Payable Date
10th May, 2004

2004 Half Year Results
to be announced around mid August 2004

2004 Interim Report
to be posted to shareholders around early September 2004

Directors and Senior Executives

Executive Directors

Dr Patrick Y B Fung

Chairman and Chief Executive

Aged 56. Obtained MBA degree from University of Toronto in 1973, and awarded Honorary Doctor of Business Administration by The Hong Kong Polytechnic University in 2001. Joined the Bank in 1976 and appointed a Director in 1980. Appointed Chief Executive in March 1992, Chairman and Chief Executive in April 1996. Chairman of numerous subsidiaries within the Group. A Director of Miramar Hotel and Investment Company Limited since 1985. A member of the Court of The Hong Kong Polytechnic University. Chairman of University of Toronto (Hong Kong) Foundation and a member of the Dean's Advisory Council of the Faculty of Management, University of Toronto. Chairman of the Travel Industry Compensation Fund Management Board. A Vice President of the Hong Kong Institute of Bankers. A co-opt member of Planning, Development and Conservation Committee of Urban Renewal Authority. Son of the late Mr Y K Fung, founder of the Bank.

Mr Frank J Wang

Deputy Chief Executive

Aged 52. Obtained MBA degree from Cornell University in 1979. Joined the Bank and appointed a Director and Deputy Chief Executive in June 1999. Concurrently a Senior Vice President of The Bank of New York, a substantial shareholder of the Bank. Has extensive credit control experience. A member of the Executive Committee, Credit Committee and Management Committee of the Bank. A member of Deposit Taking Company Advisory Committee.

Mr Michael Y S Fung

General Manager

Aged 54. Obtained BA degree from Carlton University in Ottawa, Canada. Joined the Bank in 1978 and appointed a Director in 1992. A member of the Executive Committee of the Bank and a Director of numerous subsidiaries within the Group. A council member of The Hong Kong Liver Foundation. Son of the late Mr Y K Fung, founder of the Bank.

Mr Louis C W Ho

Secretary and Deputy General Manager

Aged 67. Obtained an engineering degree from McGill University in 1961. Joined the Bank in 1972 and appointed a Director in October 1995. A member of the Management and Credit Committee of the Bank and a Director and Secretary of numerous subsidiaries within the Group. Brother-in-law of Mr Patrick Y B Fung.

Non-Executive Directors

The Hon Ambrose H C Lau, GBS, JP

Aged 56. Obtained LL.B degree from the University of London and is a Solicitor of the High Court of the HKSAR, a China-Appointed Attesting Officer and a Notary Public. A member of the Legislative Council, the Chairman of Panel on Financial Affairs of Legislative Council and the Senior Partner of Messrs Chu and Lau, Solicitors and Notaries. Awarded "Gold Bauhinia Star" by the HKSAR Government in 2001. A Standing Committee member of the National Committee of the Chinese People's Political Consultative Conference and a member of the Board of the Urban Renewal Authority and a Non-executive Director of several listed companies. Joined the Board of the Bank in 1996.

Dr Cheng Hon Kwan, GBS, JP

Aged 76. Obtained an engineering degree from Tianjin University. Past President of The Hong Kong Institution of Engineers. Chairman of Transport Advisory Committee. Director of Tianjin Development Holdings Limited, Hang Lung Group Limited and Hang Lung Properties Limited. Joined the Board of the Bank in 1987.

Mr Simon K Y Lee, JP

Aged 76. Chairman of Sun Hing Group of Companies. Chairman of the Audit Committee of the Bank. President of the Lions Eye Bank of Hong Kong. President of the Hong Kong Society for the Deaf. Chairman of the Hong Kong Liver Foundation. A member of the Court of the University of Hong Kong. Past District Governor of Lions District 303 and Past International Director of Lions Clubs International. Joined the Board of the Bank in 1991.

Mr Ho Soo Ching
Aged 54. Joined the Board of the Bank in 1997 and a member of the Audit Committee of the Board. Has been involved in merchant banking and financial services sector for more than 25 years.

Mr Alan R Griffith
Aged 62. Obtained a BA degree from Lafayette College and a MBA degree from Baruch College in 1971. Vice Chairman of The Bank of New York and is responsible for its international banking sector. Joined the Board of the Bank in 1999.

Mr Kenneth A Lopian
Aged 47. Obtained a BS degree from the University of Scranton in 1979 and also attended The London Business School. Executive Vice President of The Bank of New York with responsibilities for Asia-Pacific, Latin America and Global Trade Financial Services. Joined the Board of the Bank in March 2002.

Mr Andrew M Gordon
Aged 42. Obtained BA degree from the University of Exeter, England in 1982. First joined The Bank of New York in 1985 in London and received credit training in New York. Has taken on assignments in Hong Kong, London, Tokyo and now Hong Kong as General Manager of the Hong Kong Branch, and head of North Asia Division of The Bank of New York. Joined the Board of the Bank in October 2003.

Mr Tung Chee Chen
Aged 61. Chairman, President and Chief Executive Officer of Orient Overseas (International) Ltd. Obtained a masters degree in Mechanical Engineering from the Massachusetts Institute of Technology in the United States. A Director of Bank of China (Hong Kong) Limited, Cathay Pacific Airways Limited, Chekiang First Bank Limited and PetroChina Company Limited. Chairman of the Hong Kong-America Centre. Chairman of the Court and a member of the Council of The Hong Kong Polytechnic University. Joined the Board of the Bank in January 2004.

Senior Executives

Members of Management Committee

Dr Patrick Y B Fung
Chairman and Chief Executive
(Biographical details are set out on page 25)

Mr Frank J Wang
Director and Deputy Chief Executive
(Biographical details are set out on page 25)

Mr Michael Y S Fung
Director and General Manager
(Biographical details are set out on page 25)

Mr Louis C W Ho
Director and Deputy General Manager
(Biographical details are set out on page 25)

Mr Fung Kin Wai MBA
Assistant General Manager
Head of Information Technology Division
Aged 52. Joined the Bank in 1976.

Mr Stephen C K Wong
Assistant General Manager
Head of Retail Banking Division
Aged 50. Joined the Bank in 1972.

Mr Stephen C W Leung MBA, CA
Assistant General Manager
Head of Operations Division
Aged 45. Joined the Bank in 1996.

Mr Stanley S C Yuen AHKSA, FCCA
Assistant General Manager
Head of Financial Management Division
Aged 48. Joined the Bank in 1974.

" We will focus on unlocking value from the acquisition of CFB this year. Significant value will be created from synergies achieved through integrating the two businesses. Cost economies will be achieved by branch rationalization and centralizing back-office operations."



Patrick Y B Fung
Chairman & Chief Executive

2003 was a challenging year for the Hong Kong economy. International conditions deteriorated rapidly at the beginning of the year as the war in Middle East cast a temporary shadow over the global economy. The outbreak of SARS in March had a severe impact locally, with retail, tourism and restaurant sectors the hardest hit.

Net Profit / Return on Average Shareholders' Funds


HK$ million
Percentage
1,000
800
600
400
200
25
20
15
10
5
99
00
01
02
03
Net Profit
Return on Average Shareholders' Funds

The economy recovered steadily in the second half, helped in part by initiatives such as the Closer Economic Partnership Agreement (CEPA) and the "individual visit" scheme of Mainland visitors. The unemployment rate fell from a record high of 8.7 percent to 7.3 percent by year-end. Consumer sentiment brightened due to improved employment situation and a firmer property market. In the external sector, total exports grew on the back of strong export performance of the Mainland. There was also a revival in tourism as record number of Mainland visitors helped to offset declines in other markets. For the fourth quarter of 2003, GDP rose by 5 percent in real terms over a year earlier, reversing the 0.5 percent decline in the second quarter.

The banking industry faced a difficult environment in 2003, particularly in the first half. Loans continued to contract due to weak demand for bank credit from both individuals and businesses. Asset quality deteriorated in the early part of 2003 as the value of residential mortgage loans in negative equity grew, however this began to improve towards the end of the year.

For the year ended 31st December, 2003, profits attributable to shareholders amounted to HK$863.9 million, compared to HK$669.5 million in 2002. The consolidated results incorporate the results of Chekiang First Bank (CFB) and its subsidiaries from 30th September, 2003, that being the date on which the acquisition was completed. Earnings per share increased by 29.0 percent to HK$2.94. The Board has recommended a final dividend of HK$1.08 per share. Together with the interim dividend of HK$0.37 paid in mid 2003, total dividends for the year amounted to HK$1.45 per share, an increase of 25.0 percent

Dividends per share / Basic earnings per share


HK$
3.5
3.0
2.5
2.0
1.5
1.0
0.5
99
00
01
02
03
Dividends per share
Basic earnings per share

over 2002, if the special dividend of HK$0.66 per share paid last year was excluded. The special dividend in 2002 reflected our desire to maximize shareholders' return in the low interest rate environment as well as our continual efforts in managing capital efficiently. There will be no special dividend this year as excess capital has been re-deployed on acquisition.

Return on average assets and average shareholders' funds for the Group stood at 1.27 percent and 13.3 percent respectively, while the capital adequacy ratio and average liquidity ratio were at 15.7 percent and 49.0 percent respectively.

During 2003, we have focused on diversifying revenue and containing cost. We also strive to achieve growth in non-interest income to compensate for the lack of domestic loan demand. We continue to recognize that efficient use of capital is vital to increasing shareholder value and that economy of scale is important to cost containment. Against this background, on 1st August, 2003, Wing Hang Bank entered into an agreement to acquire CFB as a wholly owned subsidiary. With a solid credit history and a strong portfolio, CFB brings greater scale and coverage to the Bank.

Integration progress has been smooth and swift. Both revenue and cost synergies have begun to materialize. The Bank is confident that by July 2004, pending the approval of the Merger Bill, integration will be completed, resulting in a stronger and more substantial bank.

We will focus on unlocking value from the acquisition of CFB this year. Significant value will be created from synergies achieved through integrating the two businesses. We have already capitalized on CFB's liquid balance sheet for increased revenue opportunities. Cost economies will be achieved by branch rationalization and centralizing back-office operations. Full revenue synergy can be achieved in 2004 and full cost synergy is expected in 2005.


永亨銀行抗炎籌款運動
16-05-2003
醫院管理局慈善基金
$400,000.00
16-05-2003
$1,420,000.00

Looking ahead, global economic prospects should brighten in 2004. The US economic recovery will be sustained by accommodative monetary and fiscal policies in the election year. The pace of growth in Mainland China will stay brisk due to robust domestic and foreign demand. Locally, the trade-driven recovery will gather pace with new trade and investment opportunities brought about by CEPA. Moreover, there are signs that the deflationary spiral will end as consumer price deflation subsides and property prices rebound. Closer integration with the Mainland will also benefit neighboring Macau, where the economy will continue its double-digit growth in 2004.


感謝狀
Certificate of Appreciation
May it be known that
永亨銀行
has contributed towards Po Leung Kuk Flag Day 2003
鼎力襄助本局二零零三年度賣旗籌款
銘感殊深 謹此誌謝
As an expression of appreciation
we hereby present this certificate
保良局主席 Chairman of Po Leung Kuk
二零零三年九月 September, 2003

The banking environment should also improve in 2004. Asset quality will improve in view of the declining value of residential mortgage loans in negative equity and the sharp fall in bankruptcy petitions. Banks' loan books are expected to grow in line with nominal GDP growth. Banks may also find new business opportunities from important initiatives such as CEPA, the "individual visit" scheme of Mainland visitors and the launch of the Renminbi business in Hong Kong.

To capitalize on Hong Kong's closer integration with the Mainland, we will gear ourselves up towards greater involvement in the China. We already have an established foothold in the Pearl Delta Region and we are now following our customers' expansion in other regions. In this regard, we plan to upgrade our Shanghai representative office to a branch and open a representative office in Beijing in 2004 to complement our branch in Shenzhen and representative office in Guangzhou.

We will continue to expand our treasury activities and wealth management services to broaden our fee income base. While pursuing this growth strategy, we will maintain our prudent lending policy. We will step up our risk management efforts in view of the forthcoming implementation of the new Basel Capital Accord. With a recovering economy in Hong Kong and greater opportunities available in the Mainland, we are optimistic about the performance of the Bank in 2004.

I wish to take this opportunity to welcome our new colleagues from CFB. With their added participation, I believe that we have laid the foundation for a strong and growing bank for the future. I would also like to extend my gratitude to my colleagues who have worked very hard during such difficult times. I am indebted to the Board of directors for their continued support and counsel. I am also grateful to our shareholders who have continued to extend to us their trust and support.

Patrick Y B Fung
Chairman and Chief Executive

Hong Kong, 11th March, 2004



Operating Results

For the year ended 31st December, 2003, Wing Hang Bank Group recorded a profit of HK$863.9 million, compared to HK$669.5 million in 2002. Earnings per share increased by 29.0 percent to HK$2.94. Cash earnings per share increased by 30.7 percent to HK$2.99.

For the year ended 31st December, 2003, Wing Hang Bank Group recorded a profit of HK$863.9 million, compared to HK$669.5 million in 2002.

Financial Review

Total advances to customers increased 35.4 percent to HK$46.61 billion. Excluding CFB, total loan outstanding eased 1.4 percent to HK$33.92 billion as the outbreak of SARS in the first half of the year dampened demand for loans. The decrease was mainly due to the decrease in domestic loans to individuals and corporates. Credit card receivables also declined due to the tightening of lending policies and weaker consumer spending. This was compensated by a marked increase in loans for use in China as well as in the Bank's Macau operation. Residential mortgages showed an increase of 1.8 percent despite intense competition and a slow property market in the first half.

Total deposits increased 54.6 percent to HK$77.48 billion. Excluding CFB, total deposits increased by 9.9 percent to HK$55.04 billion, resulting from the issuance of HK$1.23 billion in retail Certificates of Deposit during the year and growth in foreign currency deposits. Successful promotions of current and savings deposits also brought about growth of 52.4 percent and 63.9 percent respectively for these lower cost accounts.

Net interest income increased 7.2 percent to HK$1,578.0 million. Excluding CFB, net interest income increased 1.3 percent to HK$1,491.6 million due to an increase in treasury operations. Partially offsetting this increase was a reduction in margin in mortgages.

Net interest margins decreased to 2.31 percent from 2.62 percent last year due to a weak loan demand and after taking into account the lower margin at CFB.

In view of the weak demand for loans, the Bank has focused its efforts on broadening fee and commission income, which now accounts for 22.3 percent

STREAMLINING our operations to enhance productivity

of the Group's operating income and increased by 24.1 percent from 2002. Continued growth in wealth management services was helped by cross-selling of our diversified investment products to CFB customers. Increases in foreign exchange trading income, insurance commissions and share brokerage have been partly offset by decreases in credit card commissions.

The Bank has continued to pursue cost-containment efforts. Operating expenses, however, increased 19.6 percent to HK$712.2 million, primarily due to the acquisition of CFB and goodwill expenses. As a result, the cost-to-income ratio rose from 32.4 percent in 2002 to 35.1 percent in 2003.

The level of non-performing loans stood at 2.98 percent of total loans at year end compared to 2.68 percent last year and 3.35 percent at 30th June, 2003. Charges for bad and doubtful debts decreased by 30.5 percent to HK$325.3 million, primarily due to an improvement in consumer lending. For the year ended 31st December, 2003, charge-offs for credit cards stood at 7.96 percent, partly reflecting the precautionary measures taken by the Bank. In the fourth quarter of 2003, the annualized charge-offs ratio dropped to 5.20 percent.

Business Review

Integration and Merger Exercise

In September 2003, the Bank acquired CFB as a wholly owned subsidiary. The Bank engaged Management Consultants A.T. Kearney to facilitate the integration. A proven integration infrastructure was formed consisting of a central integration office and over 20 teams to address all business, support and control aspects of integration planning and execution.

Integration progress has been smooth and swift. The bank has completed the majority of the planning and alignment and established an interim Management Committee to ensure the convergence of strategies and operations. Managers of CFB are being retained and incorporated into the new management structure. Staffs are appropriately updated on integration activities as communication is of vital importance. To assist staff released from branch rationalization, the Human Resource Department is conducting training need analysis and will help the affected staff to acquire skills required for their new responsibilities within the Bank.

In September 2003, the Bank acquired CFB as a wholly owned subsidiary. A proven integration infrastructure was formed consisting of a central integration office and over 20 teams to address all business, support and control aspects of integration planning and execution.


永亨銀行
WING HANG BANK
主辦
THE ONE VISA
永亨信用卡

Loan Composition


Trade Financing
Non-domestic Loans
Loans to Corporate
Commercial
8%
12%
15%
6%
4%
19%
1%
8%
27%
HOS & PSPS*
Residential-Individuals
Loans to Individuals
Share Financing
Property Development & Investment

* Home Ownership Scheme & Private Sector Participation Scheme

Customer response has been positive with no apparent impact on accounts and deposits. The Management is confident that by July 2004, pending the approval of the Merger Bill, the two banks will be merged operationally and legally.

As at the end of December 2003, the Group had a total of 2,263 employees including CFB 647 persons, Wing Hang Bank 1,328 persons, Banco Weng Hang 288 persons. The Group currently has 27 WHB branches and 14 CFB branches in Hong Kong, 11 branches in Macau and 1 branch in Shenzhen.

Retail Banking

The Retail Banking operation recorded a 43.3 percent increase in profit before taxation over 2002, mainly brought about by decrease in charge for bad and doubtful debts and increased business from wealth management services.

Loans

The outbreak of SARS in the first half of 2003 further depressed the already sluggish property market. Responding to this situation, Wing Hang widened its market share by launching "One-stop 90% Mortgage Plans".

Property market sentiment improved markedly in the fourth quarter as strong pick-up of sale activities in both the primary and secondary markets helped to stabilize property prices. As a result, new residential mortgage lending increased towards the end of the year.

For the Group, residential mortgages, which accounted for 26.8 percent of the loan portfolio, increased by 30.8 percent. Excluding CFB, the residential mortgages showed an increase of 1.8 percent despite intense competition and a slow property market in the first half.

The slow growth in residential mortgages in Hong Kong continued to be compensated by increased activities in Mainland China, which saw residential mortgage financing grow 67.9 percent during the year. We provide tailor-made mortgage services and competitive pricing for Hong Kong residents in the Pearl Delta Region and other major cities in China and became a leader in this niche market.

SYNERGIZING our business to increase profitability

Consumer Finance

On consumer finance, the Bank has continued to expand its personal loan activities through Wing Hang Credit Limited with a series of tax and revolving credit products including the "Wing Hang Tax Money" tax loan program with lowest interest rate guarantee. Other innovative programme included a "Half Interest Rate" refinancing scheme. The company has also offered special initiatives to assist SARS affected businesses as well as individuals who have contributed to the fight against the disease. During the year, Wing Hang Credit's loan portfolio grew 24.0 percent.

The Bank has also extended credit facilities to small and medium enterprises (SMEs), both in Hong Kong and those with operations in China, through Wing Hang Finance Company Limited. The company has been developing its vehicle and equipment financing business by taking advantage of the significant growth of the manufacturing sector in the Pearl Delta region. During the year, the company recorded a 5.0 percent growth in these loan assets.

Although the Bank has slowed down the growth of its credit card business in view of rising personal bankruptcies and default rates in Hong Kong, it has continued to offer innovative programmes to attract customers with strong credit standing. These include "The One Visa" card service in which customers can enjoy cash rebates on retail purchases and transfer the whole or part of any new retail purchases in their latest credit card statement to an installment basis over a period of five months.

Due to the tightening of our credit approval criteria and a reduction in the number of cardholders, receivables declined by 7.1 percent to HK$288.6 million if CFB was excluded. For the year ended 31st December, 2003, charge-offs for credit cards stood at 7.96 percent, partly reflecting the precautionary measures taken by the Bank. In the fourth quarter of 2003, the annualized charge-off ratio dropped to 5.20 percent.

Deposits

The deposits increased 54.6 percent to HK$77.48 billion. Excluding CFB, total deposit increased by 9.9 percent to HK$55.04 billion, mainly due to increase in deposits in foreign currencies and the issuance of Certificates of Deposit. The Bank improved and widened its range of deposit services with "eDeposit" service and "Currency-linked Deposit" to give customers maximum flexibility

Deposit Mix



Foreign Currency
47%
53%
Hong Kong Dollar



Savings Deposit
Demand Deposit
8%
21%
71%
Time Deposit

Responding to rising demand for wealth management services in a low interest rate environment, the Bank has introduced high-yield savings and investment alternatives for its customers.

and returns. The Bank continued to see a gradual migration of more costly time deposits to savings and current accounts. Successful promotions of current and savings deposits also brought about growth of 52.4 percent and 63.9 percent respectively for these lower cost accounts. During the year, the Bank issued HK$1.23 billion of retail Certificates of Deposit.

Wealth Management, Insurance and Share Brokerage

Responding to rising demand for wealth management services in a low interest rate environment, the Bank has introduced high-yield savings and investment alternatives for its customers. During the year, we offered an array of unit trust funds, mini-bonds, retail callable CDs and equity-linked notes as well as other investment services. Total unit trust funds and bonds sold through the Bank exceeded HK$773.1 million.

In keeping with our efforts to boost customer loyalty, we have taken active steps to continually improve the quality of our service. During the year, we increased the number of customer service staff in our branches. Continued on-the-job training has equipped employees to market new services and products created to suit prevailing investment conditions.

Our ongoing service commitment is to offer a multi-channel one-stop solution to meet the various financial needs of our growing customer base. There has been a positive response to the Elite Banking concept. This service targets customers with higher deposits and net assets, and offers them value-added services, such as waiver of certain transaction fees, discounts on handling charges for the subscription of bonds and tailor-made structured products.

Our retail structured certificates of deposit offering attractive interest rates received overwhelming response, with all HK$1.23 billion issues fully subscribed shortly after launch.

Wing Hang Insurance

The Wing Hang Insurance Agency, Brokers and the Wing Hang Zurich Insurance Co. Ltd continue to achieve satisfactory performance in 2003. The MPF and Life insurance products also achieved steady growth during the year. In Macau, we have invested in the Luen Fung Hang Life Insurance Ltd. with members of banks and insurance companies in order to further participate in the life and pension business.

Wing Hang Share Brokerage

Wing Hang Share Brokerage, the Bank's share broking arm, recorded a significant increase of 100.4 percent in share brokerage fee. Excluding CFB, the share brokerage fee increased 81.0 percent due to successful share promotion program. The company's IVR (Interactive Voice Response) share trading system introduced during in 2002 was well received by customers.

Corporate Banking

The Corporate Banking operation recorded a 11.3 percent increase in profit before taxation. During the year, the division recorded a 0.5 percent increase in trade finance business despite the strong trade performance as our customers continue to de-leverage their borrowings. The Bank continued to participate actively in the government SME Loan Guarantee Scheme. We introduced a variety of packages with preferential interest rates to assist SMEs in improving their financial resources and enhance their productivity and competitiveness.

There are increased lending opportunities in China where strong economic performance and the implementation of CEPA continue to attract Hong Kong investors.

There are increased lending opportunities in China where strong economic performance and the implementation of CEPA continue to attract Hong Kong investors. In May 2002, we received approval from the People's Bank of China to operate Renminbi business with foreign-funded enterprises and foreigners in China as well as to extend foreign currency services to domestic Chinese corporations operating in the Mainland. The ability to lend in Renminbi enables us to broaden the scope of our banking activities in China and to better serve its existing and potential customers.

The Bank intends to target its Hong Kong customers with new operations in the Mainland. The Bank's Corporate Banking Division in Hong Kong, in cooperation with our Shenzhen Branch, provides credit facilities to Hong Kong manufacturers who have shifted their operations to China. It also offers project financing for Hong Kong developers who are diversifying their investments across the border. The Bank plans to upgrade its Shanghai representative office to a branch in 2004 and open a representative office in Beijing to complement its branch office in Shenzhen and representative office in Guangzhou.

Treasury

The Bank's Treasury operation recorded a 27.7 percent increase in profit before taxation as a result of the expansion of our treasury function to enhance yields from our surplus funds. The encouraging results have been partly achieved by investing excess liquidity of CFB in high grade investment bonds and debt securities. The Bank continues to enhance and expand Treasury capabilities to efficiently and prudently invest surplus funds.

Macau

In Macau, Banco Weng Hang has continued to out-perform. Profits increased by 8.0 percent to 134.1 million Macau patacas, with steady growth in loans and deposits of 6.4 percent and 11.0 percent respectively. Net interest income increased slightly by 4.5 percent while fee income increased by 17.9 percent.

Report of the Directors

The Directors have pleasure in presenting their report together with the audited accounts for the year ended 31st December, 2003.

Principal Activities

The Bank and its subsidiaries are engaged in commercial banking and related financial services.

The analysis of the principal activities and geographical locations of operations of the Bank and its subsidiaries during the year are set out in Note 31 to the Accounts.

Results

The profit of the Group for the year ended 31st December, 2003 is set out on page 42. Particulars of dividends which have been paid or which are recommended are set out in Note 8 to the Accounts.

Major Customers

The Directors believe that the Group's five largest customers accounted for less than 30% of the Group's total income.

Fixed Assets

Details of the movements in fixed assets of the Group and of the Bank during the year are set out in Note 21 to the Accounts.

Capital and Reserves

Details of the movements in capital and reserves of the Group and of the Bank during the year are set out in Notes 27 and 28 to the Accounts.

Audit Committee

The Audit Committee of the Bank was formed in 1992. The Committee meets three times a year, and its composition is shown on page 24.

The Audit Committee is answerable to the Board and the principal duties of the Committee include the review of the Bank's financial reporting and internal controls.

Director Nomination Committee

The Director Nomination Committee was formed in December 2002 consisting of three Independent Non-Executive Directors namely Messrs Ambrose H C Lau, Cheng Hon Kwan and Simon K Y Lee.

The Committee is responsible for reviewing and recommending to the Board all new appointment of Directors, Chief Executive, Deputy Chief Executive and General Manager of the Bank.

Compensation Committee

The Compensation Committee was formed in 1995. The Committee meets once a year to evaluate and approve the remuneration policy and package for the Chief Executive of the Bank. Its composition is shown on page 24.

Charitable Donations

During the year the Group made donations for charitable purposes amounting to approximately HK$295,000. In addition, the Group also provided services with associated costs of HK$76,000 to various charities in 2003.

Directors

The Directors of the Bank up to the date of the report are shown on page 24.

Mr Michael J Ranieri resigned as Director of the Bank, upon his repatriation to New York, on 12th November, 2003.

Mr Andrew M Gordon and Mr Tung Chee Chen were appointed as Directors of the Bank on 23rd October, 2003 and 15th January, 2004 respectively. Mr Gordon and Mr Tung will retire at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-election.

The Directors retiring by rotation in accordance with the Bank's Articles of Association are Messrs Patrick Y B Fung, Simon K Y Lee and Ho Soo Ching. Messrs Patrick Y B Fung and Simon K Y Lee, being eligible, offer themselves for re-election. In view of his business commitments, Mr Ho Soo Ching has given notice to retire from the Board at the conclusion of the Annual General Meeting to be held on 22nd April, 2004.

The Board would wish to express its appreciation to Mr Michael J Ranieri and Mr Ho Soo Ching for their many contributions during their years of service.

Independent Non-executive Directors' Fees

Each of the independent Non-executive Directors of the Bank received HK$100,000 director's fee for the year ended 31st December, 2003.

Substantial Shareholders' Interests

As at 31st December, 2003, save as mentioned under the section headed "Directors' and Chief Executive's Interests", the Substantial Shareholders of the Bank according to the Register of Substantial Shareholders' Interests and Short Positions were as follows:

Name		Number of shares
Aberdeen Asset Management Asia Limited		18,010,500
BNY International Financing Corporation	(1)	73,800,000
(A wholly owned subsidiary of The Bank of New York Company, Inc.)		
Po Ding Company Limited	(2)	24,156,000
Tessel Inc.	(2)	10,639,200
The Capital Group Companies, Inc.		17,496,000
YKF Trustee Holding Inc.	(2)	24,098,400

(1) On 30th January, 2004, BNY International Financing Corporation had reduced its shareholding in the Bank to 59,350,000 shares after a placement of 14,450,000 shares to the institutional investors.

(2) All shares are held through the corporations in which Messrs Patrick Y B Fung, Michael Y S Fung and Louis C W Ho's spouse together with the other parties are eligible beneficiaries.

Pursuant to a shareholders' agreement dated 22nd August, 1996, BNY International Financing Corporation, Messrs Patrick Y B Fung and Michael Y S Fung, Po Ding Company Limited, YKF Trustee Holding Inc. and Majestic Investment Company Limited agree to retain joint control over an aggregate of 37.5% of the share capital of the Bank. According to Part XV of the Securities and Futures Ordinance ("SFO"), the parties are, therefore, each deemed to be interested in 110,167,688 shares of the Bank.

All the interests stated above represent long positions. As at 31st December, 2003, no short positions were recorded in the Register of Substantial Shareholders' Interests and Short Positions required to be kept under section 336 of the SFO.

Directors' and Chief Executive's Interests

As at 31st December, 2003, the Directors' and Chief Executive's Interests in the share capital of the Bank according to the Register of Directors' and Chief Executive's Interests and Short Positions were as follows:

Name	Personal	Numbers of Shares Family	Other		Total
Patrick Y B Fung	2,982,000	-	130,000	(1&3)	3,112,000
Frank J Wang	-	-	100,000	(1)	100,000
Michael Y S Fung	3,060,000	-	100,000	(1&3)	3,160,000
Louis C W Ho	124,000	60,000	100,000	(1)	284,000
Simon K Y Lee	-	-	10,000	(2)	10,000
Ambrose H C Lau	71,500	-	-		71,500
Ho Soo Ching	10,000	-	-		10,000

Notes:

(1) The Board approved the granting of certain share options to Directors and Executives of the Bank, pursuant to the Share Option Scheme adopted on 9th June, 1993, and the following Directors have accepted the following options:

Name	No. of shares in options	Date granted	Exercise Period From	To	Option price HK$
Patrick Y B Fung	50,000	10/03/2001	10/03/2002	9/03/2011	23.60
	40,000	15/03/2002	15/03/2003	14/03/2012	26.30
	40,000	14/03/2003	14/03/2004	13/03/2013	26.50
Frank J Wang	40,000	10/03/2001	10/03/2002	9/03/2011	23.60
	30,000	15/03/2002	15/03/2003	14/03/2012	26.30
	30,000	14/03/2003	14/03/2004	13/03/2013	26.50
Michael Y S Fung	40,000	10/03/2001	10/03/2002	9/03/2011	23.60
	30,000	15/03/2002	15/03/2003	14/03/2012	26.30
	30,000	14/03/2003	14/03/2004	13/03/2013	26.50
Louis C W Ho	40,000	10/03/2001	10/03/2002	9/03/2011	23.60
	30,000	15/03/2002	15/03/2003	14/03/2012	26.30
	30,000	14/03/2003	14/03/2004	13/03/2013	26.50

(2) Such shares were held through a corporation in which Mr Simon K Y Lee controlled more than one-third of the voting power and were transferred in March 2002 to a family trust in which Mr Simon K Y Lee's spouse is an eligible beneficiary.

(3) All shares and options held by Messrs Patrick Y B Fung and Michael Y S Fung are parcel of the 110,167,688 shares of the Bank under the shareholders' agreement as mentioned in the section headed "Substantial Shareholders' Interests".

Save as disclosed, none of the Directors, the Chief Executive and their associates had any other beneficial interests in the securities of the Bank or any of its associated corporations (within the meaning of Part XV of SFO) at 31st December, 2003.

All the interests stated above represent long positions. As at 31st December, 2003, no short positions were recorded in the Register of Directors' and Chief Executive's Interests and Short Positions required to be kept under section 352 of the SFO.

Share Option Information

Pursuant to the approved Share Option Scheme, the directors are authorised, at their discretion, to invite certain executives, to take up options to purchase ordinary shares in the Bank as incentive to them. The maximum number of shares in respect of which options may be granted under the Share Option Scheme may not exceed 5% of the issued share capital of the Bank as at the date of approval of the scheme. Prior to 1st September, 2001, the option price was 80% of the average last dealt price on The Stock Exchange of Hong Kong Limited ("SEHK") on the five business days immediately preceding the date of offer of such options. After 1st September, 2001, the option price should be at least the higher of :

i) the closing price of the shares on the SEHK on the date of the grant, which must be a trading day, and
ii) the average closing price of the shares on the SEHK for the five business days immediately preceding the date of grant.

The options must be held for at least one year and can be exercised between the first and the tenth anniversaries of the date of grant. The amount payable on acceptance of the share option was HK$1. The share option scheme was terminated on 24th April, 2003 and replaced by a new share option scheme for a period of 10 years with amendments which complied with Chapter 17 of the Listing Rules.

The maximum number of shares in respect of which options may be granted under the new Share Option Scheme may not exceed 5% of the issued share capital of the Bank as at the date of approval of the scheme. At 31st December, 2003, total number of ordinary shares available for issue under the new Share Option Scheme is 14,678,000 or 5% of the issued share capital of the Bank.

At 31st December, 2003, the directors and employees of the Bank had the following interest in option to purchase for the shares of the Bank (market value per share at 31st December, 2003 is HK$46.20).

	No. of shares 31/12/2003	No. of shares 31/12/2002	Date granted	No. of shares exercised	Option price	Market value per share at date of grant of options	Weighted average closing price per share at preceding day before exercise date
					HK$	HK$	HK$
Directors							
Patrick Y B Fung	**-**	30,000	10/03/1994	30,000	14.83	18.25	27.20
	50,000	50,000	10/03/2001	-	23.60	29.00	-
	40,000	40,000	15/03/2002	-	26.30	26.30	-
	40,000	-	14/03/2003	-	26.50	26.50	-
Frank J Wang	**40,000**	40,000	10/03/2001	-	23.60	29.00	-
	30,000	30,000	15/03/2002	-	26.30	26.30	-
	30,000	-	14/03/2003	-	26.50	26.50	-
Michael Y S Fung	**-**	24,000	10/03/1994	24,000	14.83	18.25	27.20
	40,000	40,000	10/03/2001	-	23.60	29.00	-
	30,000	30,000	15/03/2002	-	26.30	26.30	-
	30,000	-	14/03/2003	-	26.50	26.50	-
Louis C W Ho	**-**	24,000	10/03/1994	24,000	14.83	18.25	27.20
	40,000	40,000	10/03/2001	-	23.60	29.00	-
	30,000	30,000	15/03/2002	-	26.30	26.30	-
	30,000	-	14/03/2003	-	26.50	26.50	-
Other Employees	**-**	24,000	10/03/1994	24,000	14.83	18.25	27.20
	90,000	210,000	10/03/2001	120,000	23.60	29.00	34.20
	60,000	160,000	15/03/2002	100,000	26.30	26.30	37.96
	160,000	-	14/01/2003	-	25.80	25.70	-
	740,000	772,000		322,000			

The share options granted are not recognised in the accounts until they are exercised. The option price of share options granted on 10th March, 1994 for HK$14.83 was after adjustment of one for five bonus issued in May 1997.

The value per option granted on 14th January, 2003 and 14th March, 2003 are estimated at the dates of grant using the Black-Scholes pricing model were HK$5.11 and HK$4.24 respectively. The assumption used are as follows:

	Options granted on 14th January, 2003	Options granted on 14th March, 2003
Risk-free interest rate (%)	4.65	4.40
Expected life (in years)	10.00	10.00
Volatility (%)	21.69	17.47
Expected dividend yield (%)	3.92	3.92

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, such option pricing model requires input of highly subjective assumptions, including the expected stock price volatility. Because the Bank's share options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, the Black-Scholes option pricing model does not necessarily provide a reliable measure of the fair value of the share option.

Directors' Interests in Contracts

No contract of significance to which the Bank or any of its subsidiaries was a party and in which a Director of the Bank had a material interest subsisted at the end of the year or at any time during the year.

Except for the above mentioned Share Option Scheme of the Bank, at no time during the year was the Bank or any of its subsidiaries a party to any arrangements to enable the Directors of the Bank to acquire benefits by means of the acquisition of shares in or debentures of the Bank or any other body corporate.

None of the Directors of the Bank has a service contract with the Bank.

Purchase, Sale or Redemption of Listed Securities

There were no purchases, sales or redemptions by the Bank or any of its subsidiaries, of the Bank's shares during the year ended 31st December, 2003.

Compliance with the Code of Best Practice

The Bank has complied throughout the year with the Code of Best Practice as set out in Appendix 14 of the Listing Rules of The Stock Exchange of Hong Kong Limited, except that a specified term was not fixed for the appointment of Non-executive Directors.

Compliance with the Module on "Financial Disclosure by Locally Incorporated Authorised Institutions"

The annual accounts comply fully with the module on the "Financial Disclosure by Locally Incorporated Authorised Institutions" under the Supervisory Policy Manual issued by the Hong Kong Monetary Authority.

Auditors

The accounts have been audited by KPMG.

A resolution for the re-appointment of KPMG as auditors of the Bank is to be proposed at the forthcoming Annual General Meeting.

On behalf of the Board

Patrick Y B Fung
Chairman and Chief Executive

Hong Kong, 11th March, 2004



核數師報告書

致永亨銀行有限公司各股東
(於香港註冊成立的有限公司)

本核數師(以下簡稱「我們」)已審核刊於第四十二頁至第一零三頁按照香港公認會計原則編製的賬項。

董事及核數師的責任

香港公司條例規定董事須編製真實與公平的賬項。在編製該等賬項時，董事必須貫徹採用合適的會計政策，作出審慎及合理的判斷和估計，並說明任何未有遵守現有會計準則的原因。

我們的責任是根據我們審核工作的結果，對該等賬項作出獨立意見，並根據香港公司條例第141節僅向作為一團體之股東報告。本核數師毋須就本報告之內容向任何其他人士負責或承擔責任。

意見的基礎

我們是按照香港會計師公會頒佈的核數準則進行審核工作。審核範圍包括以抽查方式查核與賬項所載數額及披露事項有關的憑證，亦包括評估董事於編製該等賬項時所作的主要估計和判斷、所釐定的會計政策是否適合貴銀行及貴集團的具體情況、及有否貫徹運用並足夠披露該等會計政策。

我們在策劃和進行審核工作時，均以取得一切我們認為必需的資料及解釋為目標，使我們能獲得充份的憑證，就該等賬項是否存有重要錯誤陳述，作合理的確定。在作出意見時，我們亦已衡量該等賬項所載資料在整體上是否足夠。我們相信，我們的審核工作已為下列意見建立合理的基礎。

意見

我們認為上述的賬項均真實與公平地反映　貴銀行及貴集團在二零零三年十二月三十一日的財政狀況及　貴集團截至該日止年度的溢利及現金流量，並按照香港公司條例適當編製。

畢馬威會計師事務所
香港執業會計師
香港　二零零四年三月十一日

TO THE SHAREHOLDERS OF WING HANG BANK, LIMITED
(Incorporated in Hong Kong with limited liability)

We have audited the accounts on pages 42 to 103 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Hong Kong Companies Ordinance requires the directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Bank's and Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, the accounts give a true and fair view of the state of affairs of the Bank and of the Group as at 31st December, 2003 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants
Hong Kong, 11th March, 2004

綜合損益計算表
Consolidated Profit and Loss Account

二零零三年十二月三十一日全年結算
(以港幣千元位列示)

For the year ended 31st December, 2003
(Expressed in thousands of Hong Kong dollars)

		附註 Notes	2003	2002 (重報) (restated)
利息收入	Interest income	4(a)	2,306,392	2,260,276
利息支出	Interest expense		(728,419)	(788,058)
淨利息收入	Net interest income		1,577,973	1,472,218
其他營業收入	Other operating income	4(b)	453,493	365,413
營業收入	Operating income		2,031,466	1,837,631
營業支出	Operating expenses	4(c)	(712,161)	(595,502)
扣除準備金前之營業溢利	Operating profit before provisions		1,319,305	1,242,129
呆壞賬準備	Charge for bad and doubtful debts	17	(325,287)	(468,006)
營業溢利	Operating profit		994,018	774,123
重估投資物業及出售有形固定資產虧損	Losses on revaluation of investment properties and disposal of tangible fixed assets	5(a)	(5,533)	(15,169)
出售持有至到期日證券及非持作買賣用途證券之溢利	Profits on disposal of held-to-maturity and non-trading securities	5(b)	34,040	51,317
持有至到期日證券之準備金撥備	Provisions made for held-to-maturity securities		(10,900)	(21,028)
正常業務的溢利	Profit on ordinary activities		1,011,625	789,243
應佔聯營公司之淨溢利/(虧損)	Share of net profits/(losses) in associated companies		626	(7,847)
除税前溢利	Profit before taxation		1,012,251	781,396
税項	Taxation	6	(147,603)	(112,820)
除税後溢利	Profit after taxation		864,648	668,576
少數股東權益所佔之(溢利)/虧損	(Profit)/losses attributable to minority interests		(772)	895
本銀行股東應得之溢利	Profit attributable to the shareholders	7 & 28	863,876	669,471
是年度分配股息：	Dividends attributable to the year:			
年度派發中期股息	Interim dividend paid during the year		108,665	108,580
低估去年之末期及特別股息	Underprovision of final and special dividends in respect of previous year		148	25
年結後擬派末期股息	Final dividend proposed after the balance sheet date		317,283	231,832
年結後擬派特別股息	Special dividend proposed after the balance sheet date		-	193,683
		8	426,096	534,120
每股盈利	Earnings per share	11	HK$	HK$
基本及攤薄	Basic and diluted		2.94	2.28
現金	Cash		2.99	2.28
每股股息	Dividends per share			
中期	Interim		0.37	0.37
擬派末期	Proposed final		1.08	0.79
擬派特別	Proposed special		-	0.66
			1.45	1.82

第四十七頁至第一零三頁之附註構成本年結一部份。

The notes on pages 47 to 103 form part of these accounts

綜合資產負債表
Consolidated Balance Sheet

二零零三年十二月三十一日結算
(以港幣千元位列示)

As at 31st December, 2003
(Expressed in thousands of Hong Kong dollars)

		附註 Notes	2003	2002 (重報) (restated)
資產	**ASSETS**			
現金及短期資金	Cash and short-term funds	12	18,402,805	12,363,052
定期存放銀行同業及其他金融機構款項(一至十二個月內到期)	Placements with banks and other financial institutions maturing between one and twelve months	26 & 33	1,542,981	852,511
貿易票據已減除準備	Trade bills less provisions	13	595,895	317,297
存款證	Certificates of deposit held	14 & 26	129,972	406,370
持作買賣用途證券	Trading securities	15	546,064	259,423
客戶之貸款及其他賬項已減除準備	Advances to customers and other accounts less provisions	16(a)	47,108,427	34,481,422
持有至到期日證券及非持作買賣用途證券	Held-to-maturity and non-trading securities	18	17,582,264	7,072,587
聯營公司投資	Investments in associated companies	20	143,514	56,924
有形固定資產	Tangible fixed assets	21	1,729,617	1,308,751
商譽	Goodwill	2(e) & 22	955,133	1,454
總資產	Total assets		88,736,672	57,119,791
負債	**LIABILITIES**			
銀行同業及其他金融機構之存款	Deposits and balances of banks and other financial institutions	26	407,403	422,060
客戶存款	Deposits from customers	23 & 26	72,138,422	45,302,367
已發行之存款證	Certificates of deposit issued	26	4,931,139	4,377,832
其他賬項及準備	Other accounts and provisions	24	2,031,625	658,808
總負債	Total liabilities		79,508,589	50,761,067
資本來源	**CAPITAL RESOURCES**			
股本	Share capital	27	293,781	293,459
儲備	Reserves	28	6,393,100	6,044,280
股東資金	Shareholders' funds		6,686,881	6,337,739
借貸資本	Loan Capital	25 & 26	2,522,910	-
少數股東權益	Minority interests		18,292	20,985
總負債及資本來源	Total liabilities and capital resources		88,736,672	57,119,791

馮鈺斌 *董事長兼行政總裁* — Patrick Y B Fung *Chairman and Chief Executive*

王家華 *董事兼副行政總裁* — Frank J Wang *Director and Deputy Chief Executive*

馮鈺聲 *董事兼總經理* — Michael Y S Fung *Director and General Manager*

何志偉 *董事兼秘書* — Louis C W Ho *Director and Secretary*

第四十七頁至第一零三頁之附註構成本年結一部份。

The notes on pages 47 to 103 form part of these accounts

資產負債表
Balance Sheet

二零零三年十二月三十一日結算
（以港幣千元位列示）

As at 31st December, 2003
(Expressed in thousands of Hong Kong dollars)

		附註 Notes	2003	2002 (重報) (restated)
資產	**ASSETS**			
現金及短期資金	Cash and short-term funds	12	16,995,239	11,881,540
定期存放銀行同業及其他金融機構款項（一至十二個月內到期）	Placements with banks and other financial institutions maturing between one and twelve months	26	1,427,063	769,157
貿易票據已減除準備	Trade bills less provisions	13	285,862	252,695
存款證	Certificates of deposit held	14 & 26	100,000	399,960
持作買賣用途證券	Trading securities	15	536,536	252,597
客戶之貸款及其他賬項已減除準備	Advances to customers and other accounts less provisions	16(a)	25,991,279	26,855,486
附屬公司欠款	Amounts due from subsidiaries		4,061,222	3,293,696
持有至到期日證券及非持作買賣用途證券	Held-to-maturity and non-trading securities	18	13,043,745	6,776,575
附屬公司投資	Investments in subsidiaries	19	4,063,410	360,657
聯營公司投資	Investments in associated companies	20	86,000	86,000
有形固定資產	Tangible fixed assets	21	985,030	1,009,087
總資產	Total assets		67,575,386	51,937,450
負債	**LIABILITIES**			
銀行同業及其他金融機構之存款	Deposits and balances of banks and other financial institutions	26	321,696	410,025
客戶存款	Deposits from customers	23 & 26	37,018,166	33,256,063
已發行之存款證	Certificates of deposit issued	26	4,900,386	4,490,601
其他賬項及準備	Other accounts and provisions	24	1,123,121	417,415
附屬公司存款	Amounts due to subsidiaries		18,768,389	8,268,378
總負債	Total liabilities		62,131,758	46,842,482
資本來源	**CAPITAL RESOURCES**			
股本	Share capital	27	293,781	293,459
儲備	Reserves	28	5,149,847	4,801,509
股東資金	Shareholders' funds		5,443,628	5,094,968
總負債及資本來源	Total liabilities and capital resources		67,575,386	51,937,450

馮鈺斌 *董事長兼行政總裁* — **Patrick Y B Fung** *Chairman and Chief Executive*

王家華 *董事兼副行政總裁* — **Frank J Wang** *Director and Deputy Chief Executive*

馮鈺聲 *董事兼總經理* — **Michael Y S Fung** *Director and General Manager*

何志偉 *董事兼秘書* — **Louis C W Ho** *Director and Secretary*

第四十七頁至第一零三頁之附註構成本年結一部份。

The notes on pages 47 to 103 form part of these accounts

綜合股東權益變更表
Consolidated Statement of Changes in Equity

二零零三年十二月三十一日全年結算
(以港幣千元位列示)

For the year ended 31st December, 2003
(Expressed in thousands of Hong Kong dollars)

		附註 Notes	2003	2002 (重報) (restated)
一月一日之股東資金結餘	Shareholders' funds as at 1 January		6,356,301	6,032,011
有關遞延稅項會計政策變更	Change in accounting policy on deferred taxation	3	(18,562)	(7,642)
重報	As restated		6,337,739	6,024,369
因出售非持作買賣用途證券而實現之虧損	Realisation on disposal of non-trading securities	28	–	176
已扣除遞延稅項之重估非持作買賣用途證券之未實現收益	Unrealised gain on revaluation of non-trading securities after deferred tax charge	28	17,883	655
銀行行址重估儲備中已(扣除)/計入之遞延稅項	Deferred taxation (charged)/credited to bank premise revaluation reserve	28	(4,156)	356
投資物業重估儲備中已扣除之遞延稅項	Deferred taxation charged to investment property revaluation reserve	28	(39)	-
換算調整	Exchange adjustments	28	(1,069)	23
損益賬內沒確認之淨收益	Net gains not recognised in the profit and loss account		12,619	1,210
本銀行股東應得之溢利	Profit attributable to the shareholders			
–往年報告	– as previously reported		863,876	680,747
–往年遞延稅項之調整	– prior year adjustment in respect of deferred taxation		–	(11,276)
–重報	– as restated	28	863,876	669,471
已派股息	Dividends paid	28	(534,328)	(358,019)
根據認股權計劃發行之股份款項	Proceeds on shares issued under share option scheme		6,975	708
十二月三十一日之股東資金結餘	Shareholders' funds as at 31 December		6,686,881	6,337,739

第四十七頁至第一零三頁之附註構成本年結一部份。

The notes on pages 47 to 103 form part of these accounts

綜合現金流量表
Consolidated Cash Flow Statement

二零零三年十二月三十一日全年結算
(以港幣千元位列示)

For the year ended 31st December, 2003
(Expressed in thousands of Hong Kong dollars)

		附註 Note	2003	2002
因營業活動而流入之現金淨額	Net cash inflow from operating activities	30 (a)	7,772,765	4,400,320
投資活動	Investing activities			
購入持有至到期日證券及非持作買賣用途證券	Purchase of held-to-maturity and non-trading securities		(17,603,049)	(7,161,587)
出售及贖回持有至到期日證券及非持作買賣用途證券所得款項	Sale and redemption of held-to-maturity and non-trading securities		7,384,514	4,958,616
附屬公司投資	Investment in a subsidiary	30 (c)	7,303,544	-
貸予聯營公司	Loan to associated companies		795	(4,000)
購入有形固定資產	Purchase of tangible fixed assets		(47,374)	(105,248)
出售有形固定資產所得款項	Sale of tangible fixed assets		10,659	3,406
因投資活動而流出之現金淨額	Net cash outflow from investing activities		(2,950,911)	(2,308,813)
融資	Financing			
新發行後償票據	Issue of new subordinated notes		2,522,910	-
行使認股權所發之新股	Issue of new shares under share option scheme		6,975	708
支付普通股股息	Ordinary dividends paid		(534,328)	(358,019)
支付普通股股息予附屬公司之少數股東	Ordinary dividends paid to minority shareholder of a subsidiary company		(3,465)	-
因融資活動而流入/(流出)之現金淨額	Net cash inflow/(outflow) from financing activities		1,992,092	(357,311)
現金及等同現金項目增額	Increase in cash and cash equivalents		6,813,946	1,734,196
現金及等同現金項目於一月一日結餘	Cash and cash equivalents at 1st January		12,048,125	10,313,929
現金及等同現金項目於十二月三十一日結餘	Cash and cash equivalents at 31st December		18,862,071	12,048,125
現金及等同現金項目之分析	Analysis of the balances of cash and cash equivalents	30 (b)		
現金及存放銀行同業及其他金融機構	Cash and balances with banks and other financial institutions		939,860	460,926
短期存放同業	Money at call and short notice		15,750,952	11,049,610
政府債券	Treasury bills		1,079,837	247,218
定期存放銀行同業及其他金融機構款項(一至三個月內到期)	Placements with banks and other financial institutions maturing between one and three months		1,091,422	290,371
			18,862,071	12,048,125

第四十七頁至第一零三頁之附註構成本年結一部份。

The notes on pages 47 to 103 form part of these accounts

二零零三年十二月三十一日全年結算
(以港幣千元位列示)

For the year ended 31st December, 2003
(Expressed in thousands of Hong Kong dollars)

1. 主要業務

本銀行及其附屬公司之主要業務為經營銀行及有關之財務服務。

1. PRINCIPAL ACTIVITIES

The Bank and its subsidiaries are engaged in commercial banking and related financial services.

2. 主要會計政策

(a) 符合指引聲明

本賬項的編製,是按照香港會計師公會發出的所有適用的會計實務準則及解釋、香港普遍接納的會計原則和香港《公司條例》的要求。本賬項亦符合香港聯合交易所有限公司證券上市規則有關的披露規定及香港金融管理局發出之監管政策手冊內有關「本地註冊認可機構披露財務資料」之要求。本集團採納的主要會計政策簡列如下。

(b) 賬項編製基礎

編製本賬項是以原值成本為計算基礎,及按若干物業重估價值,部份證券投資及資產負債表以外之金融工具按其市場價值所修訂,下列會計政策會加以解釋。

(c) 附屬公司及受控企業投資

根據香港《公司條例》附屬公司是指一家本集團直接或間接持有其過半數已發行股本,或控制其過半數投票權,或控制其董事會組成的公司。倘本銀行有權直接或間接管治其財政及營運政策而從其業務中獲取利益,則被列為受控附屬公司。

受控附屬公司之投資乃於綜合賬目中綜合處理,除非收購及持有之目的為於不久將來作出售或因於嚴緊之長期限制下經營而嚴重影響其向本集團轉撥資金之能力,在此情況下,其將以公平價值於綜合資產負債表中列賬,而其公平價值的變動則於投資重估儲備賬內確認。年內所收購之各附屬公司之業績於收購之日起計入綜合損益計算表中。

2. PRINCIPAL ACCOUNTING POLICIES

(a) Statement of compliance

The accounts have been prepared in accordance with all applicable Statements of Standard Accounting Practice ("SSAP") and Interpretations issued by the Hong Kong Society of Accountants ("HKSA"), accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. These accounts also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the module on "Financial Disclosure by Locally Incorporated Authorised Institutions" under the Supervisory Policy Manual issued by the Hong Kong Monetary Authority. A summary of the significant accounting policies adopted by the Group is set out below.

(b) Basis of preparation of the accounts

The measurement basis used in the preparation of the accounts is historical cost modified by the revaluation of certain properties and the marking to market of certain investment in securities and off-balance sheet financial instruments as explained in the accounting policies set out below.

(c) Investments in subsidiaries and controlled enterprises

A subsidiary, in accordance with the Hong Kong Companies Ordinance, is a company in which the Group, directly or indirectly, holds more than half of the issued share capital, or controls more than half of the voting power, or controls the composition of the Board of Directors. Subsidiaries are considered to be controlled if the Bank has the power, directly or indirectly, to govern the financial and operating policies, so as to obtain benefits from their activities.

An investment in a controlled subsidiary is consolidated into the consolidated accounts, unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions which significantly impair its ability to transfer funds to the Group, in which case, it is stated in the consolidated balance sheet at fair value with changes in fair value recognised in the investment revaluation reserve as they arise. The results of subsidiaries acquired during the year are included in the consolidated profit and loss account from the date of their acquisition.

2. **主要會計政策(續)**

(c) ***附屬公司及受控企業投資(續)***

集團間之結餘及交易,及任何集團間之交易而產生之未實現溢利均於編製綜合賬目時悉數抵銷,集團間交易產生之未實現虧損以未實現溢利一致之方法予以抵銷,惟僅至再無減值之證明出現。

於本銀行之資產負債表中,附屬公司之投資乃以成本減任何減值虧損(見附註2(o))列賬,除非收購及獨家持有之目的為於不久將來作出售或因於嚴緊之長期限制下經營而嚴重影響其向本集團轉撥資金之能力,在此情況下,其將以公平價值記賬,而其公平價值的變動則於投資重估備儲賬內確認。

(d) **聯營公司**

聯營公司為本集團或本銀行對其管理有重大影響力之公司,包括參與其財政及營運政策之決定。

聯營公司投資是以權益會計法在綜合賬內入賬。入賬方法是先以成本再將本集團於收購後應佔該聯營公司的淨資產。然而,如購入並持有這些投資的唯一目的是在短期內將之出售,或是在嚴緊之長期限制下經營,以致其向本銀行轉移資金的能力嚴重受損,則這些投資會按公平價值記賬,而其公平價值的變動於投資重估儲備賬內確認。按照附註2(e),綜合損益賬反映出年內本集團所佔聯營公司於收購後的業績及是年度正商譽之支出或負商譽之收入。

本集團與聯營公司之間交易所產生的未實現損益,均按本集團於聯營公司所佔的權益比率抵銷,但如能證明已轉讓資產出現減值損失而產生未實現虧損,則這些未實現虧損會即時在損益賬內確認。

2. PRINCIPAL ACCOUNTING POLICIES *(CONTINUED)*

(c) Investments in subsidiaries and controlled enterprises (continued)

Intra-group balances and transactions, and any unrealised profits arising from intra-group transactions, are eliminated in full in preparing the consolidated accounts. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

In the Bank's balance sheet, an investment in a subsidiary is stated at cost less any impairment losses (note 2(o)), unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions which significantly impair its ability to transfer funds to the Bank, in which case, it is stated at fair value with changes in fair value recognised in the investment revaluation reserve as they arise.

(d) Associated companies

An associated company is an entity in which the Group or Bank has significant influence, over its management, including participation in the financial and operating policy decisions.

An investment in an associated company is accounted for in the consolidated accounts under the equity method and is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group's share of the associated company's net assets, unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions that significantly impair its ability to transfer funds to the Bank, in which case it is stated at fair value with changes in fair value recognised in the investment revaluation reserve as they arise. The consolidated profit and loss account reflects the Group's share of the post-acquisition results of the associated companies for the year, including any amortisation of positive or negative goodwill charged or credited during the year in accordance with note 2(e).

Unrealised profits and losses resulting from transactions between the Group and its associated companies are eliminated to the extent of the Group's interest in the associated company, except where unrealised losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in the profit and loss account.

2. 主要會計政策(續)

(d) 聯營公司(續)

本銀行資產負債表所列示的聯營公司投資，是按投資成本減去其減值虧損(附註2(o))後記賬。然而，如購入並持有這些投資的唯一目的是在短期內將之出售，或是在嚴緊之長期限制下經營，以致其向本銀行轉移資金的能力嚴重受損，則這些投資會按其公平價值記賬，而其公平價值的變動則於投資重估儲備賬內確認。

(e) 商譽

賬項綜合計算時所產生的正商譽是指收購成本超過本集團佔所收購資產與負債之公平價值的數額。正商譽是按不超過20年限，以直線法在綜合損益賬內攤銷。至於受控附屬公司，其正商譽是按成本減去任何累計攤銷及任何減值虧損(附註2(o))後，記入綜合資產負債表。而在購入聯營公司，其正商譽成本減任何累計攤銷及任何減值虧損(附註2(o))已包括於聯營公司投資的賬面值內。

如於年內出售受控附屬公司或聯營公司，出售損益的計算，已包括以往尚未在綜合損益賬內攤銷的任何應佔購入商譽的數額。

(f) 貸款及呆賬

(i) 客戶貸款以貸予時的現金價款，並在扣除預計虧損的準備後記入資產負債表內。

(ii) 已撥出款項作為呆賬之一般準備，此外，不履行之放款均根據董事定下之指引，提撥特殊準備。倘若貸款再無機會收回時，則尚欠債務予以撇銷。

2. PRINCIPAL ACCOUNTING POLICIES *(CONTINUED)*

(d) Associated companies (continued)

In the Bank's balance sheet, its investments in associated companies are stated at cost less impairment losses (note 2(o)), unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions that significantly impair its ability to transfer funds to the Bank, in which case, it is stated at fair value with changes in fair value recognised in the investment revaluation reserve as they arise.

(e) Goodwill

Positive goodwill arising on consolidation represents the excess of the cost of the acquisition over the Group's share of the fair value of the identifiable assets and liabilities acquired. Positive goodwill is amortised to the consolidated profit and loss account on a straight-line basis over not more than 20 years. In respect of controlled subsidiaries, positive goodwill is stated in the consolidated balance sheet at cost less any accumulated amortisation and any impairment losses (note 2(o)). In respect of acquisition of associated companies, the cost of positive goodwill less any accumulated amortisation and any impairment losses (note 2(o)) is included in the carrying amount of the investments in associated companies.

On disposal of a controlled subsidiary or an associated company during the year, any attributable amount of purchased goodwill not previously amortised through the consolidated profit and loss account is included in the calculation of the profit or loss on disposal.

(f) Advances and doubtful debts

(i) Advances to customers are measured at the cash consideration at the time of drawdown and are stated in the balance sheet after deducting provisions for estimated losses subsequently.

(ii) Amounts have been set aside as general provisions for doubtful debts, and in addition, specific provisions are made for non-performing loans following guidelines established by the Directors. When there is no longer any realistic prospect of recovery, the outstanding debt is written off.

2. 主要會計政策(續)

(f) 貸款及呆賬(續)

(iii) 所有未償還放款超過九十天及沒有足夠抵押品者，自動被定為不履行放款。不履行放款之應計利息均不撥入損益賬，而撥入暫記賬內。此暫記賬於資產負債表內有關之項目中減除。

(iv) 收回資產仍視作貸款的抵押。貸款賬面值與預期變賣收回資產的淨所得款項兩者之間的差額予以撥備。

(g) 利息及收費

利息收入及支出均按本金結餘及利率以時間分攤計算，賬項附註2(f)(iii)不履行放款之應計利息除外。有期債務證券之應計利息，按持有至到期日之應計利息連同票面溢價或差價，根據年期分配於每會計年度，用以達致固定回報率。其他收入及支出則只在已賺取或發生後才確認，除非是用以彌補向客戶持續提供服務之成本或就客戶而須承擔風險，或屬利息性質。在此等情況下，費用將於有關期間內按適當之基準確認。

上市投資所得股息收入乃於股東收取有關款項之權利獲確立時作出確認。上市投資所得股息收入乃按該投資除息後之股價作出確認。

(h) 入息稅項

入息稅項包括是年應繳稅項及遞延稅項資產及負債之增減。是年度稅項及遞延稅項資產及負債之增減均於損益賬內支銷，除非與儲備項目有關之遞延稅項增減，則在儲備項內支銷。

是年應繳稅項是按應課稅利潤以結算日已立法或實則生效之稅率計算，以及上年度應繳稅項之調整。

2. PRINCIPAL ACCOUNTING POLICIES *(CONTINUED)*

(f) Advances and doubtful debts (continued)

(iii) All loans which are over 90 days past due, and which are not fully collateralised, are automatically classified as non-performing. Interest accrued on non-performing loans is not taken as income but credited to a suspense account, which is netted in the balance sheet against the appropriate balance sheet headings.

(iv) Repossessed assets continue to be treated as securities for loans and advances. Provision has been made on the shortfall between the carrying amount of the loans and advances and the expected net sales proceeds from realisation of the repossessed assets.

(g) Interest and fees

Interest income and expense are accrued on a time-apportioned basis on the principal outstanding and at the rate applicable except in the case of interest on non-performing loans (note 2(f)(iii)). Interest income from dated debt securities intended to be held to maturity is recognised as it accrues, as adjusted by the amortisation of the premium or discount on acquisition, so as to achieve a constant rate of return over the period from the date of purchase to the date of maturity. Fee income and expense are recognised when earned or incurred, except where the fee is charged to cover the costs of a continuing service to, or risk borne for, the customer, or is interest in nature. In these cases, the fee is recognised on an appropriate basis over the relevant period.

Dividend income from unlisted investments is recognised when the shareholder's right to receive payment is established. Dividend income from listed investments is recognised when the share price of the investment goes ex-dividend.

(h) Income tax

Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognised in the profit and loss account except to the extent that they relate to items recognised directly in reserves, in which case they are recognised in reserves.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

2. 主要會計政策(續)

(h) 入息稅項(續)

遞延稅項資產及負債是由財務報表之資產及負債之賬面值及課稅基礎值兩者間的暫時性差額而產生。遞延稅項資產亦可來自未扣減之稅務虧損及未運用之稅務優惠。

因課稅暫時差額而產生之所有遞延稅項負債，在一般情況下應全數確認。而遞延稅項資產則應在預期可取得足夠應課稅溢利扣減之情況下，方予以確認。

遞延稅項是按預期該等稅項負債或資產需清付或扣減時所適用之稅率計算。遞延稅項資產及負債毋須計算折現值。遞延稅項資產及負債結餘，須在結算日檢討。若預期沒有足夠應課稅溢利以供稅務扣減，則須減低遞延稅項資產額。

是年應繳稅項結餘和遞延稅項結餘及其增減，均需獨立列賬而互不抵銷。本期稅項資產抵銷本期稅項負債，及遞延稅項資產抵銷遞延稅項負債，只在本行或本集團具有合法抵銷權抵銷本期稅項資產和本期稅項負債時方可進行。通常限於同一課稅單位在同一稅務機關範圍下，才能進行抵銷。

(i) 外幣折算

本年度內之外幣交易按交易日之匯率折算。是年底之外幣資產及負債賬項依結算日之匯率伸算。所有之匯兌損益已包括在損益賬內。

海外分行及海外附屬公司之賬項按年度平均匯率折算為港幣。資產負債表內之賬項按結算日之匯率折算為港幣。換算之損益已進誌於儲備內。

2. PRINCIPAL ACCOUNTING POLICIES *(CONTINUED)*

(h) Income tax (continued)

Deferred tax assets and liabilities arise from deductible and taxable temporary differences between the carrying amounts of assets and liabilities for financial reporting purpose and the tax bases respectively. Deferred tax assets also arise from unused tax losses and unused tax credits.

Deferred tax liabilities are generally recognised for all taxable temporary differences. Deferred tax assets are recognised to the extent that it is probable that taxable profits will be available, against which deductible temporary differences can be utilised.

Deferred tax is calculated at the tax rates that are expected to apply in the year when the liability is settled or the asset is realised. Deferred tax assets and liabilities are not discounted. The carrying amount of deferred tax assets/liabilities is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the related tax benefit to be utilised.

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities if, and only if, the Bank or the Group has the legally enforceable right to set off current tax assets against current tax liabilities. The principle of offsetting usually applies to income tax levied by the same tax authority on the same taxable entity.

(i) Translation of foreign currencies

Foreign currency transactions during the year are translated into Hong Kong dollars at the exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Hong Kong dollars at the exchange rates ruling at the balance sheet date. Exchange gains and losses are dealt with in the profit and loss account.

The accounts of overseas branches and subsidiaries are translated into Hong Kong dollars at the average exchange rates for the year; balance sheet items are translated into Hong Kong dollars at the rates of exchanges ruling at the balance sheet date. The resulting exchange differences are dealt with as movements in reserves.

2. 主要會計政策(續)

(j) 有形固定資產及資產折舊

(i) 根據香港會計師公會會計實務準則第十七號「物業、機械及設備」第八十段過渡條款，在編制賬目時，並沒有在年結日對銀行物業重估至公平價值。

(ii) 設備包括傢俬、機械及其他設備按成本減除折舊後列示。折舊之計算乃按照資產之估計可用年數(一般在三至十年間)，以直線折舊法攤銷。

(iii) 永久業權之土地無需攤銷折舊，非永久業權之土地按所餘年期平均攤銷折舊。樓宇折舊乃照其估計之有用年期以不超過五十年為限平均攤銷。

(iv) 投資物業每年乃按專業資格之測量師所估計之公開市值於資產負債表內列賬。重估溢價或虧損先計入投資物業重估儲備內，不足之數在損益賬內支銷。

(k) 投資證券

(i) 持有至到期日證券是指本集團及／或本銀行有能力及預算持有至到期日的有期債務證券，並以攤銷成本減除準備於資產負債表內記賬。

持有至到期日證券的賬面值按其信貸風險及預算可收回的金額列賬。當預算不可收回所有賬面值時，便會提撥準備金並於損益賬內作支出確認。

2. PRINCIPAL ACCOUNTING POLICIES *(CONTINUED)*

(j) Tangible fixed assets and depreciation

(i) In preparing these accounts, advantage has been taken of the transitional provisions set out in paragraph 80 of SSAP 17 "Property, Plant and Equipment" issued by the HKSA, with the effect that bank premises have not been revalued to fair value at the balance sheet date.

(ii) Equipment, comprising furniture, plant and other equipment, is stated at cost less depreciation calculated on a straight-line basis to write off the assets over their estimated useful lives, which are generally between 3 to 10 years.

(iii) No amortisation is provided on freehold land. Leasehold land is amortised in equal annual instalments over the remaining term of the lease. Buildings are amortised by equal instalments over the estimated useful lives which in no case exceed 50 years.

(iv) Investment properties are stated in the balance sheet at their open market values which are assessed annually by professional qualified valuers. Any surplus or deficit arising on revaluation is treated first as a movement in the investment property revaluation reserve and, to the extent that accumulated deficits exceed surpluses, subsequently as a charge to the profit and loss account.

(k) Investments in securities

(i) Dated debt securities that the Group and/or the Bank have the ability and intention to hold to maturity are classified as held-to-maturity securities. Held-to-maturity securities are stated in the balance sheet at amortised cost less any provisions for diminution in value.

The carrying amounts of held-to-maturity securities are reviewed as at the balance sheet date in order to assess the credit risk and whether the carrying amounts are expected to be recovered. Provisions are made when carrying amounts are not expected to be recovered and are recognised as an expense in the profit and loss account.

2. 主要會計政策(續)

(k) 投資證券(續)

(ii) 買賣用途證券按其公平值，於資產負債表內記賬。公平值之差別，則計入損益賬內。

(iii) 非買賣用途證券按其公平值於資產負債表內記賬。公平值之差別，則計入投資重估儲備賬直至該證券出售、收回或有可信服證據顯示該證券將減值，其累積之損益將由投資重估儲備賬撥入損益賬。

(iv) 當引致減值的情況及事項不復存在，而有可信服證據顯示新的情況及事項於可預見的將來仍然持續，已撥入損益賬之投資重估損益可作回撥。

(v) 出售投資證券之損益將記入損益賬內。非買賣用途之證券損益已包括曾於投資重估儲備賬內記賬之金額。

(l) 融資及經營租賃

若租賃合約之大部份與擁有權有關之風險及利益實質上轉讓予承租人，即列為融資租賃。當本集團為融資租賃之出租人，則該等租賃之投資淨額將包括於資產負債表內「客戶貸款」項下。應收租賃款項所包含之融資收入將於租賃期內按投入資金之比例在「利息收入」內確認。與融資租賃性質相同之租購合約亦作融資租賃處理。

其他租賃合約均列為經營租賃。若集團為經營租賃之出租人，用作租賃之資產將包括在「有形固定資產」內。經營租賃之應收租金在租賃期內之會計年度以等額分期方式誌入「其他營業收入」項內。

2. PRINCIPAL ACCOUNTING POLICIES *(CONTINUED)*

(k) Investments in securities (continued)

(ii) Trading securities are stated in the balance sheet at fair value. Changes in fair value are recognised in the profit and loss account as they arise.

(iii) Non-trading securities are stated in the balance sheet at fair value. Changes in the fair value are recognised in the investment revaluation reserve until the security is sold, collected, or otherwise disposed of, or until there is objective evidence that the security is impaired, at which time the relevant cumulative gain or loss is transferred from the investment revaluation reserve to the profit and loss account.

(iv) Transfers from the investment revaluation reserve to the profit and loss account as a result of impairments are reversed when the circumstances and events that led to the impairment cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

(v) Profits or losses on disposal of investments in securities are accounted for in the profit and loss account as they arise. In the case of non-trading securities, the profit or loss includes any amount previously held in the investment revaluation reserve in respect of that security.

(l) Finance and operating leases

Leases under which substantially all the risks and benefits of ownership are transferred to the lessees are classified as finance leases. Where the Group is a lessor under finance leases, an amount representing the net investment in the lease is included in the balance sheet as "Advances to customers". Finance income implicit in the lease payment is recognised as "Interest income" over the period of the leases in proportion to the funds invested. Hire purchase contracts having the characteristics of finance leases are accounted for in the same manner as finance leases.

Other leases are classified as operating leases. Where the Group is a lessor under operating leases, the leased assets are included in "Tangible fixed assets". Rentals receivable under operating leases are recognised as "Other operating income" in equal installments over the accounting period covered by the lease term.

2. 主要會計政策(續)

(m) 資產負債表以外之金融工具

資產負債表以外之金融工具乃源自在外匯、利率及股票等市場上進行之期貨、掉期及期權交易。此等工具之入賬方式視乎有關交易乃用作買賣、風險套戥或作為管理資產與負債組合而定。

交易組合中之衍生工具以市值記賬,有關收益及虧損列於交易盈利或虧損項內。

在資產負債管理過程中,用以對沖未平倉坐盤額或特定資產或負債之衍生工具按應計基準列賬,此等組合所持之有關現金資產及負債一致。

要符合作對沖用途,該衍生工具必須在合約成立時可有效地減低對沖的有關資產或負債的價格或利率風險。

因進行資產負債組合的管理工作而開立的利率掉期交易均是獨立識別的,由此產生的利息收入或支出必須跟與之對沖的資產負債表上項目的相關利息收入或支出抵銷。

出售或終止未到期之對沖用途合約所產生之損益,按原來合約剩餘期間攤銷。當有關之資產、負債或持盤出售或終止時,該等合約即改為以市值列賬,差額即時誌入損益賬內。

(n) 準備及或然負債

當負債的限期或數額不確定,但有可能因過去事項構成法定或推定義務而須付出經濟利益以償責任,並能對此作可靠估計,此負債便確認為準備。若時間值之金額較大,則按履行責任所需開支的現值金額列為準備。

2. PRINCIPAL ACCOUNTING POLICIES *(CONTINUED)*

(m) Off-balance sheet financial instruments

Off-balance sheet financial instruments arise from forward, swap and option transactions undertaken in the foreign exchange, interest rate and equity markets. The method of accounting for these instruments is dependent upon whether the transactions are undertaken for dealing purposes, to hedge risk, or as part of the management of asset and liability portfolios.

Derivatives carried in dealing portfolios are marked-to-market, and gains and losses are included in dealing profits or losses.

Derivatives used in balance sheet management to hedge open positions for specific assets or liabilities, are accounted for on an accruals basis, consistent with the underlying cash assets and liabilities held in these portfolios.

To qualify as a hedge, a derivative must be effective in reducing the price or interest rate risk of the asset or liability to which it is linked and be designated as a hedge at the inception of the derivative contract.

Interest rate swap transactions undertaken as part of the management of asset and liability portfolios are separately identified and interest income or expense arising therefrom is netted off against the related interest income or expense on the on-balance sheet items which these transactions are hedging.

Any gain or loss on termination of hedging derivatives is deferred and amortised to the profit and loss account over the original life of the terminated contract. Where the underlying asset, liability or position is sold or terminated, the hedging derivative is immediately marked to market through the profit and loss account.

(n) Provisions and contingent liabilities

Provisions are recognised for liabilities of uncertain timing or amount when the Bank or Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.

2. 主要會計政策（續）

(n) 準備及或然負債（續）

倘不可能需要付出經濟利益，或不能對數額作可靠估計，除非付出的機會是極微，則此項責任會被披露為或然負債。除非付出的機會是極微，潛在責任只在會否發生一項或多項未來事件中獲肯定下以或然負債披露。

(o) 資產減值損失

如內部及對外資料來源均顯示於結算日有任何物業（除投資物業）、設備、投資（除持作買賣用途證券（附註2(k)(ii)））或商譽經已減值，均須估計該等資產之可收回數額，及當該資產的賬面值超過可收回數額時確認減值損失於損益賬內。

可收回數額是出售淨值及使用值兩者中之較高者。在評估使用值時，會採用一項當時市場評估貨幣的時間值及相對於該資產的風險的稅前折扣率將估計未來現金流量折實為現在價值。當某資產未能大部分獨立地於其他資產產生現金流量，其可收回數額取決於可獨立地產生現金流量的最小資產組合（即一個現金生產單位）。

除了商譽的有關資產，如在用來測定可收回數額的估計有所改變，則減值損失會被轉回。商譽的減值損失只會因招致該損失的一種特殊性質的特別事件在被視作不會重演之情況下才會轉回，及可收回數額的增加清楚顯示與該特別事件之轉回相關。

減值損失轉回只局限至該資產的賬面值猶如該等減值損失從未在往年被確認。減值損失轉回在該被確認的年度記存入損益賬內。

2. PRINCIPAL ACCOUNTING POLICIES *(CONTINUED)*

(n) Provisions and contingent liabilities (continued)

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events, are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(o) Impairment of assets

At each balance sheet date, if internal and external sources of information indicate that any property (other than investment properties), plant and equipment, investments (other than those accounted for as "trading securities" under Note 2(k)(ii)) or goodwill is impaired, the asset's recoverable amount is estimated, and an impairment loss is recognised in the profit and loss account whenever the carrying amount of an asset exceeds its recoverable amount.

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit.)

In respect of assets other than goodwill, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is reversed only if the loss was caused by a specific external event of an exceptional nature that is not expected to recur, and the increase in recoverable amount relates clearly to the reversal of the effect of that specific event.

A reversal of impairment losses is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to the profit and loss account in the year in which the reversals are recognised.

2. 主要會計政策(續)

(p) 關連人士

若本集團有權直接或間接控制另一方或影響另一方在財務或經營決策，或另一方有權直接或間接控制本集團或對本集團的財務及經營決策作出重要的影響，或本集團與另一方均受制於同一的監控下，則被視為關連人士。關連人士可為個別人士或公司。

(q) 分項報告

分項乃指本集團可區分之部分，包括提供之產品及服務(業務分項)或提供產品及服務之特定經濟環境(區域分項)，均受有別於其他分項之風險及利益所限。

本集團選擇業務分項資料為主要報告形式，而區域分項資料則為次選報告形式。

分項收益、開支、業績、資產及負債均包括直接劃分入該區分項之項目或可合理劃分為該項之項目。分項收益、開支、資產及負債乃於集團間結算前釐定，集團間交易則予以抵銷作為綜合處理之部分，惟集團企業間之有關集團間結餘及交易乃為單一分項。分項間定價乃按給予外間人士之相似條款釐定。

分項資本開支乃指期內因購入預計可使用超過一年之分項資產(包括有形及無形資產)所產生之總成本。

(r) 等同現金

現金及現金等值包括現金、銀行及其他金融機構結餘，於購入日起三個月內到期；短期及高流動定期存放銀行同業及投資，可隨時轉換成預知之現金而其價值受較低風險影響，即期及構成本集團現金管理之銀行同業及其他金融機構款項，亦構成現金和現金等值，作為編製現金流量表。

2. Principal accounting policies *(continued)*

(p) Related parties

Parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or entities.

(q) Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

The Group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. Segment revenue, expenses, assets and liabilities are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are between Group enterprises within a single segment. Inter-segment pricing is based on similar terms as those available to other external parties.

Segment capital expenditure is the total cost incurred during the year to acquire segment assets (both tangible and intangible) that are expected to be used for more than one year.

(r) Cash equivalents

Cash and cash equivalents comprise cash and balances with banks and other financial institutions, and short-term, highly liquid inter-bank placements and investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition. Balances of banks and other financial institutions that are repayable on demand and form an integral part of the Group's cash management are also included as a component of cash and cash equivalents for the purpose of the cash flow statement.

2. **主要會計政策(續)**

(s) ***僱員福利***

(i) 薪金、年度花紅、有薪年假及本集團的非貨幣福利成本在本集團僱員提供相關服務的年度計算。

(ii) 本銀行按香港《強制性公積金計劃條例》規定作出的強積金供款，在其發生時於損益賬內列支。

(iii) 當本集團授予僱員認股權以購入本銀行股份，其所收取之代價於授予當日將確認為其他賬項及準備。在行使認股權時，股東資金會按已收所得款項及其授予代價增加。

(t) ***所發行之後償票據***

所發行之後償票據乃按發行所得淨值計入資產負債表。

所發行之後償票據，其利息按票息率經攤銷發行溢價或折讓之調整後於損益賬中扣除，從而於發行日至贖回日期間以固定比率支銷。

到期前購回或付清所發票據而於償還額與賬面值出現之差額，隨即入賬於損益賬。

3. **採納經修訂會計實務準則**

由二零零三年一月一日起，本集團採納會計實務準則第12號(修訂)「入息稅項」。往年遞延稅項是因會計及稅務收支處理所產生的所有重大時差，預計在可預見的將來可能引致的稅項責任，按負債法提撥準備。遞延稅項資產不會被確認，除非有充足理由確定其是可以實現的。

2. PRINCIPAL ACCOUNTING POLICIES *(CONTINUED)*

(s) Employee benefits

(i) Salaries, annual bonuses, paid annual leave and the cost to the Group of non-monetary benefits are accrued in the year in which the associated services are rendered by employees of the Group.

(ii) Contributions to Mandatory Provident Funds as required under the Hong Kong Mandatory Provident Funds Scheme Ordinance are recognised as an expense in the profit and loss account when incurred.

(iii) When the Group grants employees options to acquire shares of the Bank, the considerations received are recognised as other accounts and provisions at the date of grant. When the options are exercised, shareholders' fund is increased by the amount of the proceeds and consideration received.

(t) Subordinated notes issued

Subordinated notes issued are included in the balance sheet at the value of the net proceeds received upon issue.

Interest on subordinated notes issued is charged to profit and loss account at the coupon rate adjusted for the amortisation of any premium or discount arising on issue so as to achieve a constant rate of charge over the period from the date of issue to the date of redemption.

When notes issued are repurchased or settled before maturity, any difference between the amount repaid and the carrying amount is recognised immediately in the profit and loss account.

3. ADOPTION OF REVISED SSAP

With effect from 1 January 2003, the Group adopted the SSAP 12 (revised) "Income Taxes". In prior years, the accounting standard required that deferred tax liabilities were provided using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which were expected with reasonably probability to crystallise in the foreseeable future. Deferred tax assets were not recognised unless their realisation was assured beyond reasonable doubt.

3. **採納經修訂會計實務準則(續)**

在新會計政策下，期內利得稅包括現時及遞延稅項。遞延稅項下的資產及負債，來自作為財務報告及稅務基礎用途的資產及負債賬面值之間的可扣除及可課稅臨時差額。遞延稅項資產亦來自未使用之稅收抵免。除非對資產或負債之期初確認不會對會計或應課稅利潤構成影響，否則所有遞延稅項負債及所有遞延稅項資產在可用資產於未來極有可能產生應課稅利潤之範圍內被確認。

有關轉變已溯及既往而應用，導致須作前期調整，於二零零二年一月一日及二零零三年一月一日之股東資金期初結餘分別減少港幣7,642,000元及港幣18,562,000元。二零零二年度損益計算表內之遞延稅項之比較數字亦已予重列並增加港幣11,276,000元。

3. ADOPTION OF REVISED SSAP *(CONTINUED)*

Under the new accounting policy, profits tax for the period comprises current and deferred tax. Deferred tax assets and liabilities arise from deductible and taxable temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the tax bases. Deferred tax assets also arise from unused tax credits. All deferred tax liabilities and all deferred tax assets are recognised, to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, except on the initial recognition of assets or liabilities that affect neither accounting nor taxable profit.

The changes have been applied retrospectively, resulting in prior period adjustments with the opening balance of shareholders' funds as at 1st January 2002 and 1st January 2003 decreasing by HK$7,642,000 and HK$18,562,000 respectively. The comparative figure in respect of deferred taxation charged to profit and loss account for the year 2002 has been restated by an additional charge of HK$11,276,000.

4. **營業溢利**

(a) ***利息收入***

項目已包括債務證券之利息為港幣342,712,000元(二零零二年：港幣237,334,000元)。

(b) ***其他營業收入***

4. OPERATING PROFIT

(a) Interest Income

The amount included interest income on debt securities of HK$342,712,000 (2002: HK$237,334,000).

(b) Other operating income

		2003	2002
服務費及佣金	Fees and commissions		
貸款佣金及服務費	Credit commission and fees	**65,062**	70,536
有關信用咭服務費	Credit card related fees	**56,479**	59,647
有關貿易服務費	Trade related fees	**62,261**	55,927
股票買賣服務費	Stockbroking fees	**52,178**	25,699
其他服務費及佣金收入	Other fees and commission income	**142,946**	102,898
減：服務費及佣金支出	Less : fees and commission paid	**(27,700)**	(21,663)
		351,226	293,044
外滙買賣收益	Gains arising from dealing in foreign currencies	**85,831**	60,554
持作買賣用途證券及其他買賣虧損	Losses on securities and other dealing activities	**(3,552)**	(5,904)
非上市投資股息收入	Dividend income from unlisted investments	**2,798**	3,777
上市投資股息收入	Dividend income from listed investments	**544**	314
其他	Others	**16,646**	13,628
		453,493	365,413

4. 營業溢利（續） / 4. OPERATING PROFIT *(CONTINUED)*

(c) 營業支出 / *(c) Operating expenses*

		2003	2002
僱員成本	Staff costs		
薪金及其他僱員成本	Salaries and other staff costs	416,538	364,248
退休福利成本（附註35）	Retirement benefit costs (Note 35)	32,625	30,432
		449,163	394,680
行址及設備支出未計折舊	Premises and equipment expenses, excluding depreciation	68,435	62,540
折舊（附註31(a)）	Depreciation (Note 31(a))	67,420	50,118
核數師費用	Auditors' remuneration	2,451	2,157
商譽攤銷（附註22）	Amortisation of goodwill (Note 22)	12,661	581
其他	Others	112,031	85,426
		712,161	595,502

5. (a) 重估投資物業及出售有形固定資產之虧損 / *Losses on revaluation of investment properties and disposal of tangible fixed assets*

項目已包括重估投資物業之未實現虧損港幣4,024,000元（二零零二年之未實現虧損：港幣14,400,000元）。

The amount included an unrealised loss on revaluation of investment properties of HK$4,024,000 (unrealised loss in 2002: HK$14,400,000).

(b) 出售持有至到期日證券及非持作買賣用途證券之溢利 / *Profits on disposal of held-to-maturity and non-trading securities*

		2003	2002
出售持有至到期日證券之溢利	Profit on disposal of held-to-maturity securities	5,860	31,922
轉讓持有至到期日證券之溢利	Profit on transfer of held-to-maturity securities	17,822	–
出售非持作買賣用途證券之溢利	Profit on disposal of non-trading securities	10,358	19,395
		34,040	51,317

6. 稅項

(a) **綜合損益計算表內之稅項為：**

6. TAXATION

(a) Taxation in the consolidated profit and loss account represents:

		2003	2002 (重報) (restated)
本期稅項－香港利得稅撥備	Current tax– Provision for Hong Kong profits tax		
本年度稅項	Tax for the year	141,237	88,872
往年年度撥備過剩	Overprovision in respect of prior year	(8,432)	(17,170)
		132,805	71,702
本期稅項－海外	Current tax– Overseas		
本年度稅項	Tax for the year	32,746	30,401
往年年度撥備不足／(過剩)	Under/(over)-provision in respect of prior year	149	(559)
		32,895	29,842
遞延稅項	Deferred taxation		
暫時性差異產生及轉回	Origination and reversal of temporary differences	(4,912)	11,276
稅率增加對遞延稅項於一月一日之結餘之影響	Effect of increase in tax rate on deferred tax balances at 1 January	(2,753)	-
		(7,665)	11,276
應佔聯營公司之稅項	Share of associates' taxation		
本期稅項	Current tax	363	-
遞延稅項	Deferred taxation	(10,795)	-
		(10,432)	-
		147,603	112,820

香港利得稅準備乃按截至二零零三年十二月三十一日止之年度應課稅溢利照現行稅率百分之十七點五(二零零二年：百分之十六)計算。海外稅項按本集團之有關單位經營所在國家現行稅率計算。

The provision for Hong Kong profits tax is calculated at 17.5% (2002: 16%) of the estimated assessable profits for the year ended 31st December 2003. Overseas taxation is provided at the appropriate current rates of taxation ruling in the countries in which the relevant units of the Group operate.

6. **稅項(續)**

(b) **稅務支出及使用通用稅率之會計溢利對賬：**

6. TAXATION *(CONTINUED)*

(b) Reconciliation between tax expenses and accounting profit at applicable tax rates:

		2003		2002 (重報) (restated)	
			%		%
除稅前溢利	Profit before tax	1,012,251	100	781,396	100
按有關國家適用利得稅率計算除稅前溢利的名義稅項	Notional tax on profit before tax, calculated at the rates applicable to profits in the countries concerned	231,505	22.86	140,473	17.98
不可扣減開支之稅項影響	Tax effect of non-deductible expenses	7,299	0.72	7,275	0.93
非應課稅收益之稅項影響	Tax effect of non-taxable revenue	(80,165)	(7.92)	(17,199)	(2.20)
年內稅率增加對遞延稅項期初結餘之影響	Effect on opening deferred tax balances resulting from an increase in tax rate during the year	(2,753)	(0.27)	-	-
往年年度撥備過剩	Over-provision in prior years	(8,283)	(0.81)	(17,729)	(2.27)
		147,603	14.58	112,820	14.44

(c) **資產負債表內之可收回稅項及稅項準備如下：**

(c) Tax recoverable and provision in the balance sheets are as follows:

		永亨銀行集團 The Group		永亨銀行 The Bank	
		2003	2002 (重報) (restated)	2003	2002 (重報) (restated)
「客戶之貸款及其他賬項已減除準備」內包括：	Included in "Advances to customers and other accounts less provisions":				
可收回本期稅項	Current tax recoverable	11,604	6,997	-	2,341
遞延稅項資產	Deferred tax assets	17,868	11,598	3,202	-
		29,472	18,595	3,202	2,341
「其他賬項及準備」內包括：	Included in "Other accounts and provisions":				
應付本期稅項(附註24)	Current tax payable (Note 24)	70,442	30,066	27,552	3,161
遞延稅項負債(附註24)	Deferred tax liabilities (Note 24)	49,024	30,160	36,959	28,996
		119,466	60,226	64,511	32,157

所有本期可收回及應付稅項預期於一年內結清。

All current tax recoverable and payable are expected to be settled within 1 year.

6. 稅項(續)

(d) 已確認之遞延稅項資產及負債

於綜合資產負債表內確認之遞延稅項(資產)/負債之組成部份及年內變動如下：

6. TAXATION (CONTINUED)

(d) Deferred tax assets and liabilities recognised

The components of deferred tax (assets)/liabilities recognised in the consolidated balance sheet and the movements during the year are as follows:

永亨銀行集團 The Group 2003

		超過有關折舊的折舊免稅額 Depreciation allowances in excess of related depreciation	重估物業 Revaluation of properties	重估非持作買賣用途證券 Revaluation of non-trading securities	呆壞賬一般撥備 General provision for bad and doubtful debts	稅務虧損 Tax losses	合計 Total
於二零零三年一月一日結餘	At 1st January, 2003						
一 往年報告	- as previously reported	-	-	-	-	-	-
一 往年期間調整	- prior period adjustments	21,142	47,927	-	(47,329)	(3,178)	18,562
一 重報	- as restated	21,142	47,927	-	(47,329)	(3,178)	18,562
透過收購附屬公司	Through acquisition of subsidiaries	(1,250)	35,343	-	(20,771)	-	13,322
綜合損益賬內撇除/(提撥)	Charged/(credited) to consolidated profit and loss account	(1,115)	-	-	(6,598)	48	(7,665)
儲備內撇除/(提撥)	Charged/(credited) to reserves	-	4,195	2,742	-	-	6,937
於二零零三年十二月三十一日結餘	At 31st December, 2003	18,777	87,465	2,742	(74,698)	(3,130)	31,156

永亨銀行 The Bank 2003

		超過有關折舊的折舊免稅額 Depreciation allowances in excess of related depreciation	重估物業 Revaluation of properties	重估非持作買賣用途證券 Revaluation of non-trading securities	呆壞賬一般撥備 General provision for bad and doubtful debts	合計 Total
於二零零三年一月一日結餘	At 1st January, 2003					
一 往年報告	- as previously reported	-	-	-	-	-
一 往年期間調整	- prior period adjustments	18,760	47,909	-	(37,673)	28,996
一 重報	- as restated	18,760	47,909	-	(37,673)	28,996
綜合損益賬內撇除/(提撥)	Charged/(credited) to consolidated profit and loss account	811	-	-	(2,114)	(1,303)
儲備內撇除/(提撥)	Charged/(credited) to reserves	-	4,174	1,890	-	6,064
於二零零三年十二月三十一日結餘	At 31st December, 2003	19,571	52,083	1,890	(39,787)	33,757

6. 稅項（續）

(d) 已確認之遞延稅項資產及負債（續）

6. TAXATION *(CONTINUED)*

(d) Deferred tax assets and liabilities recognised (continued)

永亨銀行集團 The Group 2002 (重報) (restated)

		超過有關折舊的折舊免稅額 Depreciation allowances in excess of related depreciation	重估物業 Revaluation of properties	重估非持作買賣用途證券 Revaluation of non-trading securities	呆壞賬一般撥備 General provision for bad and doubtful debts	稅務虧損 Tax losses	合計 Total
於二零零二年一月一日結餘	At 1st January, 2002						
－往年報告	- as previously reported	-	-	-	-	-	-
－往年期間調整	- prior period adjustments	19,962	48,283	-	(57,713)	(2,890)	7,642
－重報	- as restated	19,962	48,283	-	(57,713)	(2,890)	7,642
綜合損益賬內撇除／(提撥)	Charged/(credited) to consolidated profit and loss account	1,180	-	-	10,384	(288)	11,276
儲備內撇除／(提撥)	Charged/(credited) to reserves	-	(356)	-	-	-	(356)
於二零零二年十二月三十一日結餘	At 31st December, 2002	21,142	47,927	-	(47,329)	(3,178)	18,562

永亨銀行 The Bank 2002 (重報) (restated)

		超過有關折舊的折舊免稅額 Depreciation allowances in excess of related depreciation	重估物業 Revaluation of properties	重估非持作買賣用途證券 Revaluation of non-trading securities	呆壞賬一般撥備 General provision for bad and doubtful debts	合計 Total
於二零零二年一月一日結餘	At 1st January, 2002					
－往年報告	- as previously reported	-	-	-	-	-
－往年期間調整	- prior period adjustments	17,891	48,200	-	(49,715)	16,376
－重報	- as restated	17,891	48,200	-	(49,715)	16,376
綜合損益賬內撇除／(提撥)	Charged/(credited) to consolidated profit and loss account	869	-	-	12,042	12,911
儲備內撇除／(提撥)	Charged/(credited) to reserves	-	(291)	-	-	(291)
於二零零二年十二月三十一日結餘	At 31st December, 2002	18,760	47,909	-	(37,673)	28,996

7. 本銀行股東應得之溢利

本銀行股東應得之溢利中計有港幣866,964,000元(二零零二年(重報):港幣542,567,000元)於銀行之賬項內出賬。

7. PROFIT ATTRIBUTABLE TO THE SHAREHOLDERS

The profit attributable to the shareholders includes an amount of HK$866,964,000 (2002 (restated): HK$542,567,000) which has been dealt with in the accounts of the Bank.

8. 股息

(a) 本年度股息

	2003	2002
按293,690,500股(二零零二年:293,458,500股)計算,已宣佈及派發之中期股息每股港幣三角七仙(二零零二年:港幣三角七仙)	108,665	108,580
低估去年之末期及特別股息	148	25
按293,780,500股(二零零二年:293,458,500股)計算,在資產負債表結算日後擬派之末期股息每股港幣一元零八仙(二零零二年:港幣七角九仙)	317,283	231,832
按293,780,500股(二零零二年:293,458,500股)計算,在資產負債表結算日後擬派之特別股息每股港幣零元(二零零二年:港幣六角六仙)	-	193,683
	426,096	534,120

在資產負債表結算日後擬派之末期及特別股息,並未於資產負債表日確認為負債。

(b) 於年內批准及派發之去年應得股息

	2003	2002
按293,560,500股(二零零二年:293,458,500股)計算,於去年批准及派發之末期股息每股港幣七角九仙(二零零二年:港幣八角五仙)	231,913	249,439
按293,560,500股(二零零二年:293,458,500股)計算,於去年批准及派發之特別股息每股港幣六角六仙(二零零二年:無)	193,750	-
	425,663	249,439

8. DIVIDENDS

(a) Dividends attributable to the year

	2003	2002
Interim dividend declared and paid of HK$0.37 (2002: HK$0.37) per share on 293,690,500 (2002: 293,458,500) shares	108,665	108,580
Underprovision of final and special dividends in respect of the previous year	148	25
Final dividend proposed after the balance sheet date of HK$1.08 (2002: HK$0.79) per share on 293,780,500 (2002: 293,458,500) shares	317,283	231,832
Special dividend proposed after the balance sheet date of Nil (2002: HK$0.66) per share on 293,780,500 (2002: 293,458,500) shares	-	193,683
	426,096	534,120

The final and special dividends proposed after the balance sheet date have not been recognised as a liability at the balance sheet date.

(b) Dividends attributable to the previous year, approved and paid during the year

	2003	2002
Final dividend in respect of the previous year, approved and paid during the year, of HK$0.79 (2002: HK$0.85) per share on 293,560,500 (2002: 293,458,500) shares	231,913	249,439
Special dividend in respect of the previous year, approved and paid during the year, of HK$0.66 (2002: Nil) per share on 293,560,500 (2002: 293,458,500) shares	193,750	-
	425,663	249,439

9. 董事酬金

遵照香港公司條例161節而發表之董事酬金現列如下：

9. DIRECTORS' EMOLUMENTS

Directors' emoluments disclosed pursuant to section 161 of the Hong Kong Companies Ordinance are as follows:

		2003	2002
執行董事袍金	Executives' fees	582	573
非執行董事袍金	Non-executives' fees	700	700
薪金及其他酬金	Salaries and other emoluments	10,202	10,201
退休金供款	Pension contributions	975	975
花紅	Performance bonuses	6,700	1,545
		19,159	13,994

除上述所列之董事酬金外，執行董事可獲發認股權，詳情已列於董事會報告書有關認股權資料內。

In addition to the above remunerations, Executive Directors were granted share options under the Bank's Share Option Scheme. The details of these benefits in kind are disclosed under "Share Option Information" in the Report of the Directors.

董事酬金入於下列各範圍內：

The emoluments of the directors are within the following bands:

		2003 董事人數 Number of Directors	2002 董事人數 Number of Directors
港幣0 — 港幣1,000,000	HK$ 0 – HK$1,000,000	7	7
港幣2,000,001 — 港幣2,500,000	HK$2,000,001 – HK$2,500,000	1	2
港幣2,500,001 — 港幣3,000,000	HK$2,500,001 – HK$3,000,000	–	1
港幣3,500,001 — 港幣4,000,000	HK$3,500,001 – HK$4,000,000	1	–
港幣4,000,001 — 港幣4,500,000	HK$4,000,001 – HK$4,500,000	1	–
港幣6,000,001 — 港幣6,500,000	HK$6,000,001 – HK$6,500,000	–	1
港幣8,000,001 — 港幣8,500,000	HK$8,000,001 – HK$8,500,000	1	–
		11	11

10. 行政人員酬金

最高受薪五位僱員包括三位(二零零二年:四位)董事,酬金已列於以上附註9內。餘下兩位(二零零二年:一位)酬金現列如下:

10. EXECUTIVES' EMOLUMENTS

The five highest paid individuals included three (2002: four) directors, details of whose emoluments are set out in Note 9 above. The emoluments of the remaining two individuals (2002: one) are as follows:

		2003	2002
薪金及其他酬金	Salaries and other emoluments	**2,768**	1,568
退休金供款	Pension contributions	**330**	180
花紅	Performance bonuses	**1,450**	200
		4,548	1,948

行政人員酬金入於下列各範圍內:

The emoluments of the executive are within the following band:

		2003 行政人員人數 Number of Executives	2002 行政人員人數 Number of Executives
港幣1,500,001-港幣2,000,000	HK$ 1,500,001- HK$ 2,000,000	**–**	1
港幣2,000,001-港幣2,500,000	HK$ 2,000,001- HK$ 2,500,000	**2**	–
		2	1

11. 每股盈利

每股基本盈利乃根據全年股東應得之溢利港幣863,876,000元(二零零二年(重報):港幣669,471,000元)及於該期間已發行股份之加權平均數293,606,538股(二零零二年:293,452,007股)普通股計算。

攤薄每股盈利乃根據全年股東應得之溢利港幣863,876,000元(二零零二年(重報):港幣669,471,000元)及於該期間已發行股份之加權平均數293,772,317股(二零零二年:293,524,778股)普通股計算,並就所有潛在攤薄盈利的股份165,779股(二零零二年:72,771股)普通股予已調整。

每股現金盈利乃根據經調整攤銷商譽港幣12,661,000元(二零零二年:港幣581,000元)後之股東應佔溢利港幣876,537,000元(二零零二年(重報):港幣670,052,000元)及於年內已發行股份之加權平均數293,606,538股(二零零二年: 293,452,007股)普通股計算。此項附加資料被視為有助顯示業務表現的補充資料。

11. EARNINGS PER SHARE

The calculation of basic earnings per share is based on profit attributable to the shareholders of HK$863,876,000 (2002(restated): HK$669,471,000) and on the weighted average number of 293,606,538 (2002: 293,452,007) ordinary shares in issue during the year.

The calculation of diluted earnings per share is based on profit attributable to the shareholders of HK$863,876,000 (2002 (restated): HK$669,471,000) and on the weighted average number of 293,772,317 (2002: 293,524,778) ordinary shares in issue during the year after adjustment for the effects of all dilutive potential ordinary shares of 165,779 (2002: 72,771).

The calculation of cash earnings per share is based on profit attributable to the shareholders of HK$876,537,000 (2002(restated): HK$670,052,000) adjusted for goodwill amortised of HK$12,661,000 (2002 : HK$581,000) and on the weighted average number of 293,606,538 (2002: 293,452,007) ordinary shares in issue during the year. This supplementary information is considered a useful additional indication of performance.

12. 現金及短期資金

12. CASH AND SHORT-TERM FUNDS

		永亨銀行集團 The Group		永亨銀行 The Bank	
		2003	2002	2003	2002
現金及存放銀行同業及其他金融機構	Cash and balances with banks and other financial institutions	1,042,276	581,832	554,149	327,106
短期存放同業	Money at call and short notice	16,271,062	11,205,586	16,041,091	11,155,260
政府債券(附註26)	Treasury bills (Note 26)	1,089,467	575,634	399,999	399,174
		18,402,805	12,363,052	16,995,239	11,881,540

所有政府債券為持有至到期日，由中央政府及各中央銀行發出，並為非上市之債券。

All treasury bills are held-to-maturity, issued by central governments and central banks and are unlisted.

13. 貿易票據已減除準備

13. TRADE BILLS LESS PROVISIONS

		永亨銀行集團 The Group		永亨銀行 The Bank	
		2003	2002	2003	2002
貿易票據	Trade bills	598,051	320,697	287,158	254,777
特殊準備(附註17)	Specific provisions for bad and doubtful debts (Note 17)	(177)	(907)	(177)	(907)
一般準備(附註17)	General provisions for bad and doubtful debts (Note 17)	(1,979)	(2,493)	(1,119)	(1,175)
		595,895	317,297	285,862	252,695

14. 存款證

14. CERTIFICATES OF DEPOSIT HELD

持有之存款證全部為持有至到期日及非上市之存款證。

All the certificates of deposit held are held-to-maturity and are unlisted.

15. 持作買賣用途證券

15. TRADING SECURITIES

		永亨銀行集團 The Group		永亨銀行 The Bank	
		2003	2002	2003	2002
債務證券(附註26)	Debt securities (Note 26)				
海外上市	Listed outside Hong Kong	-	124,609	-	124,609
非上市	Unlisted	536,536	127,988	536,536	127,988
		536,536	252,597	536,536	252,597
本港上市股票	Equity securities listed in Hong Kong	9,528	6,826	-	-
		546,064	259,423	536,536	252,597

持作買賣用途證券交易對手如下：

Trading securities analysed by counterparty are as follows:

		永亨銀行集團 The Group		永亨銀行 The Bank	
		2003	2002	2003	2002
發行機構：	Issued by:				
中央政府及中央銀行	Central government and central banks	536,536	-	536,536	-
銀行同業及其他金融機構	Banks and other financial institutions	2,980	204,791	-	202,597
企業	Corporate entities	6,548	54,632	-	50,000
		546,064	259,423	536,536	252,597

16. 客戶之貸款及其他賬項已減除準備

16. ADVANCES TO CUSTOMERS AND OTHER ACCOUNTS LESS PROVISIONS

(a) 客戶之貸款及其他賬項

(a) Advances to customers and other accounts

		永亨銀行集團 The Group		永亨銀行 The Bank	
		2003	2002 (重報) (restated)	2003	2002
客戶貸款(附註26)	Advances to customers (Note 26)	46,611,685	34,417,300	25,700,453	26,853,587
銀行同業及其他金融機構之貸款(附註26)	Advances to banks and other financial institutions (Note 26)	142,371	174,828	142,371	174,828
特殊準備(附註17)	Specific provisions for bad and doubtful debts (Note 17)	(276,682)	(277,032)	(145,208)	(230,073)
一般準備(附註17)	General provisions for bad and doubtful debts (Note 17)	(465,940)	(348,572)	(218,342)	(236,431)
應計利息及其他賬項	Accrued interest and other accounts	1,096,993	514,898	512,005	293,575
		47,108,427	34,481,422	25,991,279	26,855,486

16. 客戶之貸款及其他賬項已減除準備（續）

(b) 不履行貸款

已扣除撥入暫記賬之利息或已停止累計利息之貸款，連同暫記利息及減除抵押品價值而作出之特殊準備數額如下：

16. ADVANCES TO CUSTOMERS AND OTHER ACCOUNTS LESS PROVISIONS *(CONTINUED)*

(b) Non-performing loans

The advances net of suspended interest, on which interest is being placed in suspense or on which interest accrual has ceased, the amount of suspended interest and specific provisions made after taking into account the value of collateral in respect of such advances are as follows:

		永亨銀行集團 The Group	
		2003	2002
客戶不履行貸款	Gross non-performing advances to customers	**1,387,664**	922,785
佔客戶貸款總額之百分比	Gross non-performing advances as a percentage of total advances to customers	**2.98%**	2.68%
所持抵押品金額	Amount of collateral held	**1,071,767**	600,359
特殊準備	Specific provisions	**273,930**	275,977
暫記利息	Suspended interest	**538,908**	476,054

於二零零二年十二月三十一日及二零零三年十二月三十一日，本集團貸予銀行同業及其他金融機構之款項中，並無利息撥入暫記賬或已停止累計利息之貸款。

There were no advances to banks and other financial institutions on which interest is being placed in suspense or on which interest accrual has ceased on 31st December, 2003 and 31st December, 2002.

(c) 客戶貸款內包括融資租賃：

根據融資租賃應收的最低租賃付款總額及其現值如下：

(c) Included in advances to customers are net investments in finance leases:

The total minimum lease payments receivable under finance leases and their present values are as follows:

		永亨銀行集團 The Group					
		2003			2002		
		最低租賃付款現值 Present value of the minimum lease payments	相關未來利息收入 Interest income relating to future periods	最低租賃付款總額 Total minimum lease payments	最低租賃付款現值 Present value of the minimum lease payments	相關未來利息收入 Interest income relating to future periods	最低租賃付款總額 Total minimum lease payments
應收賬款：	Amount receivable:						
一年以內	Within 1 year	1,237,864	140,662	1,378,526	1,134,123	151,828	1,285,951
一年以上至五年內	After 1 year but within 5 years	1,319,077	124,181	1,443,258	1,287,387	133,595	1,420,982
五年以上	After 5 years	366,504	54,233	420,737	384,181	62,170	446,351
		2,923,445	319,076	3,242,521	2,805,691	347,593	3,153,284
呆壞賬準備	Provisions for bad and doubtful debts	(2,022)			(2,987)		
融資租賃的淨投資額	Net investment in finance leases	2,921,423			2,802,704		

16. 客戶之貸款及其他賬項已減除準備（續）

(c) 客戶貸款內包括融資租賃：（續）

於二零零二年十二月三十一日及二零零三年十二月三十一日，本銀行並無融資租賃應收款項。

16. ADVANCES TO CUSTOMERS AND OTHER ACCOUNTS LESS PROVISIONS *(CONTINUED)*

(c) Included in advances to customers are net investments in finance leases: (continued)

The Bank had no finance lease receivable as at 31st December, 2003 and 31st December, 2002.

17. 呆壞賬準備

17. PROVISIONS FOR BAD AND DOUBTFUL DEBTS

		永亨銀行集團 The Group 2003			
		特殊 Specific	一般 General	合計 Total	暫記利息 Suspended Interest
一月一日結餘	At 1st January	277,939	351,065	629,004	476,156
因收購附屬公司增加	Addition through acquisition of the subsidiaries	128,501	121,457	249,958	2,036
新提撥	New provisions	350,998	14,559	365,557	-
回撥	Releases	(21,104)	(19,166)	(40,270)	-
支取損益賬淨額	Net charge to profit and loss account	329,894	(4,607)	325,287	-
收回往年已撇除之貸款	Recoveries of advances written off in previous years	37,675	-	37,675	(17,031)
年內暫記利息	Interest suspended during the year	-	-	-	149,856
年內撇除	Amounts written off	(497,150)	-	(497,150)	(72,109)
匯兌調整	Exchange adjustment	-	4	4	-
十二月三十一日結餘	At 31st December	276,859	467,919	744,778	538,908
包括下列項目準備：	Representing:				
貿易票據（附註13）	Trade bills (Note 13)	177	1,979	2,156	-
客戶貸款（附註16(a)）	Advances to customers (Note 16(a))	276,682	465,940	742,622	538,908
		276,859	467,919	744,778	538,908

17. 呆壞賬準備 *(續)*

17. PROVISIONS FOR BAD AND DOUBTFUL DEBTS *(CONTINUED)*

		永亨銀行 The Bank 2003			
		特殊 Specific	一般 General	合計 Total	暫記利息 Suspended Interest
一月一日結餘	At 1st January	230,980	237,606	468,586	398,424
新提撥	New provisions	285,451	–	285,451	–
回撥	Releases	(12,175)	(18,145)	(30,320)	–
支取損益賬淨額	Net charge to profit and loss account	273,276	(18,145)	255,131	–
收回往年已撇除之貸款	Recoveries of advances written off in previous years	33,014	–	33,014	(8,003)
年內暫記利息	Interest suspended during the year	–	–	–	130,214
年內撇除	Amounts written off	(391,885)	–	(391,885)	(64,849)
十二月三十一日結餘	At 31st December	145,385	219,461	364,846	455,786
包括下列項目準備：	Representing:				
貿易票據(附註13)	Trade bills (Note 13)	177	1,119	1,296	–
客戶貸款(附註16(a))	Advances to customers (Note 16(a))	145,208	218,342	363,550	455,786
		145,385	219,461	364,846	455,786

		永亨銀行集團 The Group 2002			
		特殊 Specific	一般 General	合計 Total	暫記利息 Suspended Interest
一月一日結餘	At 1st January	270,831	361,124	631,955	470,639
新提撥	New provisions	493,837	–	493,837	–
回撥	Releases	(15,772)	(10,059)	(25,831)	–
支取損益賬淨額	Net charge to profit and loss account	478,065	(10,059)	468,006	–
收回往年已撇除之貸款	Recoveries of advances written off in previous years	26,317	–	26,317	(46,859)
年內暫記利息	Interest suspended during the year	–	–	–	168,576
年內撇除	Amounts written off	(497,274)	–	(497,274)	(116,200)
十二月三十一日結餘	At 31st December	277,939	351,065	629,004	476,156
包括下列項目準備：	Representing:				
貿易票據(附註13)	Trade bills (Note 13)	907	2,493	3,400	102
客戶貸款(附註16(a))	Advances to customers (Note 16(a))	277,032	348,572	625,604	476,054
		277,939	351,065	629,004	476,156

17. 呆壞賬準備(續) 17. PROVISIONS FOR BAD AND DOUBTFUL DEBTS *(CONTINUED)*

永亨銀行
The Bank 2002

		特殊 Specific	一般 General	合計 Total	暫記利息 Suspended Interest
一月一日結餘	At 1st January	228,207	261,028	489,235	391,888
新提撥	New provisions	422,007	-	422,007	-
回撥	Releases	(15,585)	(23,422)	(39,007)	-
支取損益賬淨額	Net charge to profit and loss account	406,422	(23,422)	383,000	-
收回往年已撇除之貸款	Recoveries of advances written off in previous years	21,795	-	21,795	(32,912)
年內暫記利息	Interest suspended during the year	-	-	-	146,595
年內撇除	Amounts written off	(425,444)	-	(425,444)	(107,147)
十二月三十一日結餘	At 31st December	230,980	237,606	468,586	398,424
包括下列項目準備：	Representing:				
貿易票據(附註13)	Trade bills (Note 13)	907	1,175	2,082	102
客戶貸款(附註16(a))	Advances to customers (Note 16(a))	230,073	236,431	466,504	398,322
		230,980	237,606	468,586	398,424

18. 持有至到期日證券及非持作買賣用途證券

18. HELD-TO-MATURITY AND NON-TRADING SECURITIES

		永亨銀行集團 The Group		永亨銀行 The Bank	
		2003	2002	2003	2002
持有至到期日之證券(附註 26):	Held-to-maturity securities (Note 26):				
持有至到期日之債務證券	Held-to-maturity debt securities				
上市	Listed				
一本港上市	– in Hong Kong	128,641	2,155	128,641	–
一海外上市	– outside Hong Kong	823,487	1,026,774	666,811	1,026,774
		952,128	1,028,929	795,452	1,026,774
非上市	Unlisted	15,136,908	6,023,781	10,899,259	5,621,467
		16,089,036	7,052,710	11,694,711	6,648,241
減:非上市債務證券之特殊準備	Less : specific provision on unlisted debt securities	(22,500)	(11,600)	–	–
		16,066,536	7,041,110	11,694,711	6,648,241
非持作買賣用途之證券(附註 26):	Non-trading securities (Note 26):				
非持作買賣用途之債務證券	Non-trading debt securities				
上市(市場價值)	Listed (at market value)				
一本港上市	– in Hong Kong	9,495	–	–	–
一海外上市	– outside Hong Kong	990,572	–	934,885	–
非上市	Unlisted	401,935	–	336,074	–
		1,402,002	–	1,270,959	–
非持作買賣用途之股票	Non-trading equity securities				
本港上市(市場價值)	Listed in Hong Kong (at market value)	11,116	1,031	10,760	573
非上市	Unlisted	102,610	30,446	67,315	127,761
		113,726	31,477	78,075	128,334
		1,515,728	31,477	1,349,034	128,334
		17,582,264	7,072,587	13,043,745	6,776,575

		永亨銀行集團 The Group		永亨銀行 The Bank	
		2003	2002	2003	2002
持有至到期日上市債務證券之市場價值	Market value of listed held-to-maturity debt securities	982,845	1,057,261	826,323	1,055,106

18. 持有至到期日證券及非持作買賣用途證券(續)

在本年內,在轉移至非持作買賣用途的持有至到期日證券其經攤銷後成本為港幣236,999,000元(二零零二年:無)。按照會計實務準則第24號「投資證券的會計處理」,於轉移日錄得溢利港幣17,822,000元(二零零二年:無)於損益計算表中。

除以上重列外,在出售經攤銷後成本為港幣263,819,000元(二零零二年:港幣773,877,000元)的持有至到期日之證券後,集團錄得溢利港幣5,860,000元(二零零二年:港幣31,922,000元)並誌於損益計算表中。資產負債管理委員會亦核准是次持有至到期日證券之出售,以修訂投資項目的期限及風險管理。

持有至到期日及非持作買賣用途之證券交易對手分析如下:

18. HELD-TO-MATURITY AND NON-TRADING SECURITIES *(CONTINUED)*

During the year, held-to-maturity securities with an amortised cost of HK$236,999,000 (2002: Nil) were transferred to non-trading securities at a profit HK$17,822,000 (2002: Nil) being recognised in the profit and loss account at the date of transfer in accordance with SSAP 24 "Accounting for Investment in Securities".

Except the above reclassification, held-to-maturity securities with an amortised cost of HK$263,819,000 (2002: HK$773,877,000) were disposed of at a profit HK$5,860,000 (2002: HK$31,922,000) being recognised in the profit and loss account. Management, approved by the Asset and Liability Management Committee, sold these held-to-maturity securities to modify the maturity and risk profile of the investment portfolios.

Held-to-maturity and non-trading securities analysed by counterparty are as follows:

	永亨銀行集團 The Group		永亨銀行 The Bank	
	2003	2002	**2003**	2002
發行機構: Issued by:				
銀行同業及其他金融機構 Banks and other financial institutions	**12,001,476**	3,964,316	**8,184,252**	3,904,629
企業 Corporate entities	**4,054,895**	2,600,800	**3,477,587**	2,364,487
公營機構 Public sector	**1,525,893**	507,471	**1,381,906**	507,459
	17,582,264	7,072,587	**13,043,745**	6,776,575

持有至到期日之政府債券及存款證已分別披露於資產負債表、賬項附註12及附註14內。

Held-to-maturity treasury bills and certificates of deposit are disclosed separately in the balance sheets, note 12 and note 14 to the accounts.

19. 附屬公司投資

19. INVESTMENTS IN SUBSIDIARIES

		2003	2002
非上市公司股份（原值）	Unlisted shares, at cost	4,063,410	360,657

主要附屬公司現列如下：

The following list contains only the particulars of principal subsidiaries:

(a) 由本銀行直接持有

(a) Held directly by the Bank

公司名稱 Name of company	註冊及經營地點 Place of incorporation and operation	已發行普通股面值 Nominal value of issued ordinary shares	持有權益 Percentage held	業務範圍 Principal activities
浙江第一銀行有限公司 Chekiang First Bank Limited	香港 Hong Kong	HK$2,500,000,000	100%	銀行業務 Banking
澳門永亨銀行有限公司 Banco Weng Hang, S.A.	澳門 Macau	MOP120,000,000	100%	銀行業務 Banking
永亨銀行（開曼）有限公司 Wing Hang Bank (Cayman) Limited	開曼群島 Cayman Islands	US$15,000,000	100%	銀行業務 Banking
永亨財務有限公司 Wing Hang Finance Company Limited	香港 Hong Kong	HK$80,000,000	100%	接受存款及租購貸款 Deposit Taking and Hire Purchase
永亨蘇黎世保險有限公司 Wing Hang Zurich Insurance Company Limited	香港 Hong Kong	HK$45,000,000	65%	保險業務 Insurance
Cyber Wing Hang Limited	香港 Hong Kong	HK$30,000,000	100%	資訊科技投資 Information Technology Investment
永亨信用財務有限公司 Wing Hang Credit Limited	香港 Hong Kong	HK$20,000,000	100%	私人貸款 Consumer Lending
永亨證券有限公司 Wing Hang Shares Brokerage Company Limited	香港 Hong Kong	HK$10,000,000	100%	證券買賣 Securities Dealing
永亨銀行信託有限公司 Wing Hang Bank (Trustee) Limited	香港 Hong Kong	HK$3,000,000	100%	信託服務 Trustee Services
永亨保險顧問有限公司 Wing Hang Insurance Brokers Limited	香港 Hong Kong	HK$100,000	100%	保險顧問 Insurance Broker
永亨保險代理有限公司 Wing Hang Insurance Agency Limited	香港 Hong Kong	HK$50,000	100%	保險代理 Insurance Agency
永亨銀行（代理人）有限公司 Wing Hang Bank (Nominees) Limited	香港 Hong Kong	HK$10,000	100%	代理服務 Nominee Services
卓和企業有限公司 Cheuk Woo Enterprises Company Limited	香港 Hong Kong	HK$10,000	100%	物業投資 Property Investment
Wing Hang Financial Holdings (BVI) Limited	英屬處女群島 British Virgin Islands	US$10	100%	後償票據發行人 Issuer of Subordinated Notes

19. 附屬公司投資(續)

19. INVESTMENTS IN SUBSIDIARIES *(CONTINUED)*

(b) 由本銀行間接持有

(b) Held indirectly by the Bank

公司名稱 Name of company	註冊及經營地點 Place of incorporation and operation	已發行普通股面值 Nominal value of issued ordinary shares	持有權益 Percentage held	業務範圍 Principal activities
浙江第一銀行(盧森堡)有限公司 Chekiang First Bank (Luxembourg) S.A.	盧森堡 Luxembourg	US$10,000,000	100%	銀行及相關金融服務 Banking and Related Financial Services
浙一海外有限公司 C. F. Overseas, Inc.	美國特拉華州 Delaware, U.S.A.	US$4,500,000	100%	物業投資 Property Investment
浙一地產有限公司 Honfirst Land Limited	香港 Hong Kong	HK$27,000,000	100%	物業投資 Property Investment
浙一財務有限公司 C. F. Finance Company Limited	香港 Hong Kong	HK$25,000,000	100%	金融服務 Financial Services
洪富投資有限公司 Honfirst Investment Limited	香港 Hong Kong	HK$13,000,000	100%	期貨交易 Futures Trading
浙江第一證券有限公司 Chekiang First Securities Company Limited	香港 Hong Kong	HK$6,000,000	100%	證券買賣 Securities Dealing
洪富物業代理有限公司 Honfirst Property Agency Limited	香港 Hong Kong	HK$5,000,000	100%	物業代理 Property Agency
浙江第一銀行(信託)有限公司 Chekiang First Bank (Trustee) Limited	香港 Hong Kong	HK$3,000,000	100%	信託服務 Trustee Services
浙江第一銀行(代理人)有限公司 Chekiang First Bank (Nominees) Limited	香港 Hong Kong	HK$10,000	100%	代理人服務 Nominee Services

20. 聯營公司投資

20. INVESTMENTS IN ASSOCIATED COMPANIES

		永亨銀行集團 The Group		永亨銀行 The Bank	
		2003	2002	2003	2002
非上市股份(原值)	Unlisted shares, at cost	–	–	55,000	55,000
應佔淨資產	Share of net assets	73,384	25,924	–	–
貸予聯營公司	Loans to associated companies	70,130	31,000	31,000	31,000
		143,514	56,924	86,000	86,000

除集團貸予聯營公司之款項港幣8,130,000元(二零零二年:無)無固定還款期外,其餘貸予聯營公司之款項並無抵押、免息及須於二零零八年償還。

Loans to associated companies are unsecured, interest-free and repayable in 2008, except for the loans to associated companies of HK$8,130,000 for the Group (2002: HK$Nil) which are with no fixed repayment terms.

聯營公司現列如下:

The following list contains the particulars of associated companies:

公司名稱 Name of company	註冊及經營地點 Place of incorporation and operation	已發行普通股面值 Nominal value of issued ordinary shares	持有權益 Percentage held	投票權 Voting power	業務範圍 Principal activities
銀聯控股有限公司 Bank Consortium Holding Limited	香港 Hong Kong	HK$150,000,000	27%	七分之二* 2 out of 7*	退休福利計劃服務 Provision of Services for Retirement Schemes
香港人壽保險有限公司 Hong Kong Life Insurance Limited	香港 Hong Kong	HK$210,000,000	33%	三分之一* 1 out of 3*	保險業務 Insurance
銀聯通寶有限公司 Joint Electronic Teller Services Limited	香港 Hong Kong	HK$10,023,800	20% (a)	五分之一* 1 out of 5*	自動櫃員機網絡 ATM Network
網聯(香港)有限公司 Net Alliance Company Limited	香港 Hong Kong	HK$10,000,000	15% (b)	六分之一* 1 out of 6*	網上銀行服務 Internet Banking Services
卡聯有限公司 Card Alliance Company Limited	香港 Hong Kong	HK$3,000,000	33%	三分之一* 1 out of 3*	處理信用卡交易 Card Transaction Processing

* *本集團於董事會應佔之投票數目。*

* *Representing the number of votes on the board of directors attributable to the Group.*

附註:

Notes:

(a) *本集團於銀聯通寶有限公司應佔淨資產仍根據本集團就此聯營公司所收取的股息計算。*

(a) *The Group's share of net asset in Joint Electronic Teller Services Limited is based on the Group's share of dividend received from this associated company during this year.*

(b) *本集團所持有之網聯(香港)有限公司的實收普通股雖少於百分之二十,但根據會計實務準則第十號,本集團可對其財務及經營政策上,有重大影響力,故此公司均被視為本集團之聯營公司。*

(b) *Although the Group holds less than 20% of the issued ordinary shares of Net Alliance Company Limited, this company is classified as associated company under SSAP 10 as the Group is considered to have significant influence on the financial and operating policy decisions of this company.*

21. 有形固定資產

21. TANGIBLE FIXED ASSETS

		永亨銀行集團 The Group			
		銀行行址 Bank Premises	投資物業 Investment Properties	設備 Equipment	合計 Total
成本或估值	Cost or valuation				
二零零三年一月一日結餘	At 1st January, 2003	1,114,414	150,000	421,250	1,685,664
因收購附屬公司而增加	Addition through acquisition of subsidiaries	267,481	88,719	333,833	690,033
添置	Additions	5,036	-	42,338	47,374
出售	Disposals	(12,501)	-	(21,727)	(34,228)
轉賬	Transfers	8,976	(8,976)	-	-
換算調整	Exchange adjustment	22	66	12	100
重估虧損	Deficit on revaluation	-	(4,024)	-	(4,024)
二零零三年十二月三十一日結餘	At 31st December, 2003	1,383,428	225,785	775,706	2,384,919

上列資產之成本或估值分析如下：

The analysis of cost or valuation of the above assets is as follows:

		Bank Premises	Investment Properties	Equipment	Total
成本	At cost	989,826	88,785	775,706	1,854,317
估值	At valuation				
二零零三年	2003	-	137,000	-	137,000
一九九零年	1990	357,888	-	-	357,888
一九八九年	1989	9,347	-	-	9,347
一九八四年	1984	26,367	-	-	26,367
		1,383,428	225,785	775,706	2,384,919
折舊累積	Accumulated depreciation				
二零零三年一月一日結餘	At 1st January, 2003	100,315	-	276,598	376,913
因收購附屬公司而增加	Addition through acquisition of subsidiaries	-	-	232,929	232,929
本年度提撥	Charge for the year	15,292	270	51,858	67,420
出售撇除	Written back on disposals	(1,411)	-	(20,555)	(21,966)
換算調整	Exchange adjustment	-	-	6	6
二零零三年十二月三十一日結餘	At 31st December, 2003	114,196	270	540,836	655,302
賬面淨值	Net book value				
二零零三年十二月三十一日	at 31st December, 2003	1,269,232	225,515	234,870	1,729,617
二零零二年十二月三十一日	at 31st December, 2002	1,014,099	150,000	144,652	1,308,751

21. 有形固定資產 *(續)*

銀行行址以成本或董事估值列賬。

除因收購附屬公司而增加外，投資物業已於二零零三年十二月二十日經由獨立測量師行第一太平戴維斯（其員工部份為香港測量師學會的資深會員）以公開市值為基準列賬。

因收購附屬公司而增加之投資物業的成本已於收購當日，即二零零三年九月三十日，經由獨立測量師戴德梁行有限公司以公開市值為基準列賬。

21. TANGIBLE FIXED ASSETS *(CONTINUED)*

Bank premises were stated at cost or directors' valuation.

Investment properties except additions through the acquisition of subsidiaries were revalued by an independent firm of surveyors, FPDSavills who have among their staff, Fellows of the Hong Kong Institute of Surveyors, on an open market value basis as at 20th December, 2003.

The cost of investment properties acquired through the acquisition of subsidiaries was revalued by an independent firm of surveyors, DTZ Debenham Tie Leung Limited, on an open market value basis as at the date of acquisition at 30th September 2003.

		永亨銀行 The Bank			
		銀行行址 Bank Premises	投資物業 Investment Properties	設備 Equipment	合計 Total
成本或估值	Cost or valuation				
二零零三年一月一日結餘	At 1st January, 2003	872,601	83,000	345,802	1,301,403
添置	Additions	5,030	–	28,485	33,515
出售	Disposals	(12,501)	–	(14,348)	(26,849)
轉賬	Transfers	8,976	(8,976)	–	–
重估虧損	Deficit on revaluation	–	(2,024)	–	(2,024)
二零零三年十二月三十一日結餘	At 31st December, 2003	874,106	72,000	359,939	1,306,045
上列資產之成本或估值分析如下：	The analysis of cost or valuation of the above assets is as follows:				
成本	At cost	515,368	–	359,939	875,307
估值	At valuation				
二零零三年	2003	–	72,000	–	72,000
一九九零年	1990	357,888	–	–	357,888
一九八九年	1989	850	–	–	850
		874,106	72,000	359,939	1,306,045
折舊累積	Accumulated depreciation				
二零零三年一月一日結餘	At 1st January, 2003	72,715	–	219,601	292,316
本年度提撥	Charge for the year	9,721	–	33,488	43,209
出售撇除	Written back on disposals	(1,411)	–	(13,099)	(14,510)
二零零三年十二月三十一日結餘	At 31st December, 2003	81,025	–	239,990	321,015
賬面淨值	Net book value				
二零零三年十二月三十一日	at 31st December, 2003	793,081	72,000	119,949	985,030
二零零二年十二月三十一日	at 31st December, 2002	799,886	83,000	126,201	1,009,087

21. 有形固定資產(續) 21. TANGIBLE FIXED ASSETS *(CONTINUED)*

銀行行址及投資物業賬面淨值包括：

The net book value of bank premises and investment properties comprises:

		永亨銀行集團 The Group		永亨銀行 The Bank	
		2003	2002	2003	2002
永久業權	FREEHOLD				
一海外	- Held outside Hong Kong	88,194	50,670	-	-
租約	LEASEHOLD				
一本港	- Held in Hong Kong				
長期約（有效期在五十年以上者）	Long leases (over 50 years unexpired)	797,871	622,126	494,736	509,152
中期約（有效期在十年至五十年者）	Medium-term leases (10 to 50 years unexpired)	542,931	429,200	354,285	362,217
一海外	- Held outside Hong Kong				
長期約（有效期在五十年以上者）	Long leases (over 50 years unexpired)	2,107	2,145	2,106	2,145
中期約（有效期在十年至五十年者）	Medium-term leases (10 to 50 years unexpired)	40,540	53,334	13,954	9,372
短期約（有效期在十年以下者）	Short leases (less than 10 years unexpired)	23,104	6,624	-	-
		1,494,747	1,164,099	865,081	882,886

22. 商譽 22. GOODWILL

		永亨銀行集團 The Group	
		2003	2002
成本	Cost		
一月一日結餘	At 1st January	5,816	5,816
因收購附屬公司而增加	Addition through acquisition of subsidiaries	966,340	-
十二月三十一日結餘	At 31st December	972,156	5,816
累計攤銷	Accumulated amortisation		
一月一日結餘	At 1st January	4,362	3,781
年內攤銷(附註4(c)及30)	Amortisation for the year (Note 4(c) & 30)	12,661	581
十二月三十一日結餘	At 31st December	17,023	4,362
於十二月三十一日賬面淨值	Net book value as at 31st December	955,133	1,454

23. 客戶存款

23. DEPOSITS FROM CUSTOMERS

		永亨銀行集團 The Group		永亨銀行 The Bank	
		2003	2002	2003	2002
活期存款及往來賬戶	Demand deposits and current accounts	5,919,773	2,849,844	3,933,289	2,595,127
儲蓄存款	Saving deposits	15,136,597	7,058,601	8,870,074	5,146,809
定期存款及通知存款	Time, Call and notice deposits	51,082,052	35,393,922	24,214,803	25,514,127
		72,138,422	45,302,367	37,018,166	33,256,063

24. 其他負債

24. OTHER LIABILITIES

		永亨銀行集團 The Group		永亨銀行 The Bank	
			(重報) (restated)		(重報) (restated)
		2003	2002	2003	2002
政府債券淡倉	Short positions in Treasury bills	499,320	–	499,320	–
購買債券應付款項	Amount payable for purchase of debt securities	349,326	194,433	271,698	194,433
本期税項 (附註6(c))	Current taxation (Note 6(c))	70,442	30,066	27,552	3,161
遞延税項 (附註6(c))	Deferred taxation (Note 6(c))	49,024	30,160	36,959	28,996
其他應付款項及應付利息	Other payable and interest payable	1,063,513	404,149	287,592	190,825
		2,031,625	658,808	1,123,121	417,415

25. 借貸資本

票面值港幣2,522,910,000元(325,000,000美元)之借貸資本，是指由本銀行單一目的全資附屬財務公司Wing Hang Financial Holdings (BVI) Limited，於年內發行年息5.25%，並評定為次級資本的後償票據。本銀行無條件及不可撤回地保證該等於新加坡交易所上市之票據下應付之所有款項。該等票據將於二零一三年十月十日到期。

25. LOAN CAPITAL

Loan capital with face value of HK$2,522,910,000 (US$325,000,000) represents 5.25% subordinated notes qualifying as tier 2 capital which were issued during the year 2003 by Wing Hang Financial Holding (BVI) Limited, a single purpose wholly owned finance subsidiary of the Bank. The Bank unconditionally and irrevocably guarantees all amounts payable under the notes which are listed on the Singapore Exchange Trading Limited. The notes will mature on 10th October, 2013.

26. 期限分析

26. MATURITY PROFILE

永亨銀行集團
The Group 2003

		即時還款 Repayable on demand	三個月或以下 3 months or less	三個月以上至一年 1 year or less but over 3 months	一年以上至五年 5 years or less but over 1 year	五年以上 After 5 years	無註明 Undated	總額 Total
資產	Assets							
一政府債券(附註12)	– Treasury bills (Note 12)	-	1,079,837	9,630	-	-	-	1,089,467
一定期存放銀行同業及其他金融機構款項(一至十二個月內到期)	– Placements with banks and other financial institutions maturing between 1 and 12 months	-	1,394,909	148,072	-	-	-	1,542,981
一存款證	– Certificates of deposit held	-	-	100,000	29,972	-	-	129,972
一持作買賣用途證券(附註15)	– Trading debt securities (Note 15)	-	-	-	536,536	-	-	536,536
一客戶貸款(附註16(a))	– Advances to customers (Note 16(a))	2,442,599	6,416,411	5,921,143	13,854,313	17,658,140	319,079	46,611,685
一銀行同業及其他金融機構之貸款(附註16(a))	– Advances to banks and other financial institutions (Note 16(a))	32	-	31,631	110,708	-	-	142,371
一持有至到期日及非持作買賣用途之債務證券(附註18)	– Held-to-maturity and non-trading debt securities (Note 18)	-	1,580,929	396,754	9,125,700	6,387,655	-	17,491,038
		2,442,631	10,472,086	6,607,230	23,657,229	24,045,795	319,079	67,544,050
負債	Liabilities							
一銀行同業及其他金融機構之存款	– Deposits and balances of banks and other financial institutions	114,983	244,222	38,814	9,384	-	-	407,403
一客戶存款	– Deposits from customers	22,023,464	46,678,890	2,616,965	819,050	53	-	72,138,422
一已發行之存款證	– Certificates of deposit issued	-	549,089	1,773,456	2,608,594	-	-	4,931,139
一借貸資本	– Loan capital	-	-	-	-	2,522,910	-	2,522,910
		22,138,447	47,472,201	4,429,235	3,437,028	2,522,963	-	79,999,874

26. 期限分析(續)

26. MATURITY PROFILE *(CONTINUED)*

永亨銀行
The Bank 2003

資產	Assets	即時還款 Repayable on demand	三個月或以下 3 months or less	三個月以上至一年 1 year or less but over 3 months	一年以上至五年 5 years or less but over 1 year	五年以上 After 5 years	無註明 Undated	總額 Total
一政府債券(附註12)	– Treasury bills (Note 12)	-	399,999	-	-	-	-	399,999
一定期存放銀行同業及其他金融機構款項(一至十二個月內到期)	– Placements with banks and other financial institutions maturing between 1 and 12 months	-	1,305,180	121,883	-	-	-	1,427,063
一存款證	– Certificates of deposit held	-	-	100,000	-	-	-	100,000
一持作買賣用途證券(附註15)	– Trading debt securities (Note 15)	-	-	-	536,536	-	-	536,536
一客戶貸款(附註16(a))	– Advances to customers (Note 16(a))	1,276,446	3,370,709	2,527,570	7,309,072	11,031,827	184,829	25,700,453
一銀行同業及其他金融機構之貸款(附註16(a))	– Advances to banks and other financial institutions (Note 16(a))	32	-	31,631	110,708	-	-	142,371
一持有至到期日及非持作買賣用途之債務證券(附註18)	– Held-to-maturity and non-trading debt securities (Note 18)	-	1,530,891	329,547	6,383,980	4,721,252	-	12,965,670
		1,276,478	6,606,779	3,110,631	14,340,296	15,753,079	184,829	41,272,092
負債	**Liabilities**							
一銀行同業及其他金融機構之存款	– Deposits and balances of banks and other financial institutions	29,276	244,222	38,814	9,384	-	-	321,696
一客戶存款	– Deposits from customers	12,808,348	22,976,352	1,034,502	198,911	53	-	37,018,166
一已發行之存款證	– Certificates of deposit issued	-	549,089	1,842,703	2,508,594	-	-	4,900,386
		12,837,624	23,769,663	2,916,019	2,716,889	53	-	42,240,248

26. 期限分析(續)

26. MATURITY PROFILE *(CONTINUED)*

永亨銀行集團
The Group 2002

	即時還款 Repayable on demand	三個月或以下 3 months or less	三個月以上至一年 1 year or less but over 3 months	一年以上至五年 5 years or less but over 1 year	五年以上 After 5 years	無註明 Undated	總額 Total
資產 Assets							
－政府債券(附註12) – Treasury bills (Note 12)	-	546,689	28,945	-	-	-	575,634
－定期存放銀行同業及其他金融機構款項(一至十二個月內到期) – Placements with banks and other financial institutions maturing between 1 and 12 months	-	763,566	88,945	-	-	-	852,511
－存款證 – Certificates of deposit held	-	-	299,960	106,410	-	-	406,370
－持作買賣用途證券(附註15) – Trading debt securities (Note 15)	-	-	-	252,597	-	-	252,597
－客戶貸款(附註16(a)) – Advances to customers (Note 16(a))	2,103,314	3,495,785	4,053,970	11,032,526	13,566,067	165,638	34,417,300
－銀行同業及其他金融機構之貸款(附註16(a)) – Advances to banks and other financial institutions (Note 16(a))	51	-	31,778	142,999	-	-	174,828
－持有至到期日及非持作買賣用途之債務證券(附註18) – Held-to-maturity and non-trading debt securities (Note 18)	-	215,442	780,107	5,017,897	1,039,264	-	7,052,710
	2,103,365	5,021,482	5,283,705	16,552,429	14,605,331	165,638	43,731,950
負債 Liabilities							
－銀行同業及其他金融機構之存款 – Deposits and balances of banks and other financial institutions	120,906	236,810	7,799	56,545	-	-	422,060
－客戶存款 – Deposits from customers	9,916,400	33,371,414	1,483,931	530,622	-	-	45,302,367
－已發行之存款證 – Certificates of deposit issued	-	1,130,543	873,828	2,373,461	-	-	4,377,832
	10,037,306	34,738,767	2,365,558	2,960,628	-	-	50,102,259

26. 期限分析（續） 26. MATURITY PROFILE *(CONTINUED)*

		永亨銀行 The Bank 2002						
		即時還款 Repayable on demand	三個月或以下 3 months or less	三個月以上至一年 1 year or less but over 3 months	一年以上至五年 5 years or less but over 1 year	五年以上 After 5 years	無註明 Undated	總額 Total
資產	Assets							
－政府債券（附註12）	– Treasury bills (Note 12)	-	399,174	-	-	-	-	399,174
－定期存放銀行同業及其他金融機構款項（一至十二個月內到期）	– Placements with banks and other financial institutions maturing between 1 and 12 months	-	685,712	83,445	-	-	-	769,157
－存款證	– Certificates of deposit held	-	-	299,960	100,000	-	-	399,960
－持作買賣用途證券（附註15）	– Trading debt securities (Note 15)	-	-	-	252,597	-	-	252,597
－客戶貸款（附註16(a)）	– Advances to customers (Note 16(a))	1,932,409	2,718,010	2,548,406	8,085,745	11,526,315	42,702	26,853,587
－銀行同業及其他金融機構之貸款（附註16(a)）	– Advances to banks and other financial institutions (Note 16(a))	51	-	31,778	142,999	-	-	174,828
－持有至到期日及非持作買賣用途之債務證券（附註18）	– Held-to-maturity and non-trading debt securities (Note 18)	-	88,988	709,929	4,813,885	1,035,439	-	6,648,241
		1,932,460	3,891,884	3,673,518	13,395,226	12,561,754	42,702	35,497,544
負債	Liabilities							
－銀行同業及其他金融機構之存款	– Deposits and balances of banks and other financial institutions	108,871	236,810	7,799	56,545	-	-	410,025
－客戶存款	– Deposits from customers	7,746,526	24,341,311	1,029,904	138,322	-	-	33,256,063
－已發行之存款證	– Certificates of deposit issued	-	1,130,543	917,328	2,442,730	-	-	4,490,601
		7,855,397	25,708,664	1,955,031	2,637,597	-	-	38,156,689

27. 股本 27. SHARE CAPITAL

		2003	2002
註冊股本：	Authorised:		
450,000,000股（二零零二年：450,000,000股）普通股每股港幣1元	450,000,000 (2002: 450,000,000) ordinary shares of HK$1 each	450,000	450,000
實收股本：	Issued and fully paid:		
一月一日結餘	At 1st January	293,459	293,429
根據認股權計劃發行之股份	Shares issued under share option scheme	322	30
293,780,500股（二零零二年：293,458,500股）普通股每股港幣1元	293,780,500 (2002: 293,458,500) ordinary shares of HK$1 each	293,781	293,459

年內，根據認股權計劃發行之股份為322,000股普通股，其價值為港幣6,975,000元。其中港幣322,000元已於股本記賬，餘數港幣6,653,000元則撥入股本溢價賬內。

During the year, options were exercised to subscribe for 322,000 ordinary shares in the Bank at a consideration of HK$6,975,000 of which HK$322,000 was credited to share capital and the balance of HK$6,653,000 was credited to the share premium account.

28. 儲備 28. RESERVES

		永亨銀行集團 The Group 2003								
		股本溢價賬 Share premium	資本儲備 Capital reserve	一般儲備 General reserve	銀行行址重估儲備 Bank premises revaluation reserve	投資物業重估儲備 Investment property revaluation reserve	投資重估儲備 Investment revaluation reserve	股本贖回儲備 Capital redemption reserve	盈餘滾存 Unappro-priated profits	合計 Total
二零零三年一月一日結餘	At 1st January, 2003									
一往年報告	- as previously reported	330,677	215,909	2,100,201	321,000	-	(35)	769	3,094,321	6,062,842
一往年遞延稅項之調整	- prior year adjustment in respect of deferred taxation	-	-	-	(47,927)	-	-	-	29,365	(18,562)
一重報	- as restated	330,677	215,909	2,100,201	273,073	-	(35)	769	3,123,686	6,044,280
換算調整	Exchange adjustments	-	-	(1,122)	-	53	-	-	-	(1,069)
根據認股權計劃發行之新股	Shares issued under share option scheme	6,653	-	-	-	-	-	-	-	6,653
儲備撥入／(撥出)	Transfer to/(from) reserves	-	-	(8,000)	-	-	-	-	8,000	-
已扣除遞延稅項之重估溢利	Gain on revaluation after deferred tax charge	-	-	-	-	-	17,883	-	-	17,883
支銀行行址重估儲備之遞延稅項	Deferred tax charged to bank premises revaluation reserve	-	-	-	(4,156)	-	-	-	-	(4,156)
支投資物業重估儲備之遞延稅項	Deferred tax charged to investment property revaluation reserve	-	-	-	-	(39)	-	-	-	(39)
已派股息	Dividends paid	-	-	-	-	-	-	-	(534,328)	(534,328)
年內溢利	Profit for the year	-	-	-	-	-	-	-	863,876	863,876
二零零三年十二月三十一日結餘	At 31st December, 2003	337,330	215,909	2,091,079	268,917	14	17,848	769	3,461,234	6,393,100

28. RESERVES *(CONTINUED)*

永亨銀行
The Bank 2003

		股本溢價賬 Share premium	一般儲備 General reserve	銀行行址重估儲備 Bank premises revaluation reserve	投資重估儲備 Investment revaluation reserve	股本贖回儲備 Capital redemption reserve	盈餘滾存 Unappro-priated profits	合計 Total
二零零三年一月一日結餘	At 1st January, 2003							
一往年報告	- as previously reported	330,677	1,802,374	321,000	(1,828)	769	2,377,513	4,830,505
一往年遞延税項之調整	- prior year adjustment in respect of deferred taxation	-	-	(47,909)	-	-	18,913	(28,996)
一重報	- as restated	330,677	1,802,374	273,091	(1,828)	769	2,396,426	4,801,509
換算調整	Exchange adjustments	-	(4)	-	-	-	-	(4)
根據認股權計劃發行之新股	Shares issued under share option scheme	6,653	-	-	-	-	-	6,653
已扣除遞延税項之重估溢利	Gain on revaluation after deferred tax charge	-	-	-	13,227	-	-	13,227
支銀行行址重估儲備之遞延税項	Deferred tax charged to bank premise revaluation reserve	-	-	(4,174)	-	-	-	(4,174)
已派股息	Dividends paid	-	-	-	-	-	(534,328)	(534,328)
年內溢利(附註7)	Profit for the year (Note 7)	-	-	-	-	-	866,964	866,964
二零零三年十二月三十一日結餘	At 31st December, 2003	337,330	1,802,370	268,917	11,399	769	2,729,062	5,149,847

28. 儲備（續）

28. RESERVES *(CONTINUED)*

永亨銀行集團
The Group 2002
(重報)
(restated)

		股本溢價賬 Share premium	資本儲備 Capital reserve	一般儲備 General reserve	銀行行址重估儲備 Bank premises revaluation reserve	投資重估儲備 Investment revaluation reserve	股本贖回儲備 Capital redemption reserve	盈餘滾存 Unappropriated profits	合計 Total
二零零二年一月一日結餘	At 1st January, 2002								
一往年報告	- as previously reported	329,999	215,909	2,100,178	321,000	(866)	769	2,771,593	5,738,582
一往年遞延稅項之調整	- prior year adjustment in respect of deferred taxation	-	-	-	(48,283)	-	-	40,641	(7,642)
一重報	- as restated	329,999	215,909	2,100,178	272,717	(866)	769	2,812,234	5,730,940
換算調整	Exchange adjustments	-	-	23	-	-	-	-	23
根據認股權計劃發行之新股	Shares issued under share option scheme	678	-	-	-	-	-	-	678
因出售非持作買賣用途證券而實現之虧損	Realised loss on disposal of non-trading securities	-	-	-	-	176	-	-	176
重估之收益	Gain on revaluation	-	-	-	-	655	-	-	655
進銀行行址重估儲備之遞延稅項	Deferred tax credited to bank premises revaluation reserve	-	-	-	356	-	-	-	356
已派股息	Dividends paid	-	-	-	-	-	-	(358,019)	(358,019)
年內溢利	Profit for the year								
一往年報告	- as previously reported	-	-	-	-	-	-	680,747	680,747
一往年遞延稅項之調整	- prior year adjustment in respect of deferred taxation	-	-	-	-	-	-	(11,276)	(11,276)
一重報	- as restated	-	-	-	-	-	-	669,471	669,471
二零零二年十二月三十一日結餘	At 31st December, 2002	330,677	215,909	2,100,201	273,073	(35)	769	3,123,686	6,044,280

28. RESERVES (CONTINUED)

永亨銀行
The Bank 2002
(重報)
(restated)

		股本溢價賬 Share premium	一般儲備 General reserve	銀行行址重估儲備 Bank premises revaluation reserve	投資重估儲備 Investment revaluation reserve	股本贖回儲備 Capital redemption reserve	盈餘滾存 Unappro-priated profits	合計 Total
二零零二年一月一日結餘	At 1st January, 2002							
-往年報告	- as previously reported	329,999	1,802,374	321,000	(1,574)	769	2,180,054	4,632,622
-往年遞延稅項之調整	- prior year adjustment in respect of deferred taxaation	-	-	(48,200)	-	-	31,824	(16,376)
-重報	- as restated	329,999	1,802,374	272,800	(1,574)	769	2,211,878	4,616,246
根據認股權計劃發行之新股	Shares issued under share option scheme	678	-	-	-	-	-	678
因出售非持作買賣用途證券而實現之虧損	Realised loss on disposal of non-trading securities	-	-	-	175	-	-	175
重估之虧損	Losses on revaluation	-	-	-	(429)	-	-	(429)
進銀行行址重估儲備之遞延稅項	Deferred tax credited to bank premises revaluation reserve	-	-	291	-	-	-	291
已派股息	Dividends paid	-	-	-	-	-	(358,019)	(358,019)
年內溢利	Profit for the year							
-往年報告	- as previously reported	-	-	-	-	-	555,478	555,478
-往年遞延稅項之調整	- prior year adjustment in respect of deferred taxation	-	-	-	-	-	(12,911)	(12,911)
-重報(附註7)	- as restated (Note 7)	-	-	-	-	-	542,567	542,567
二零零二年十二月三十一日結餘	At 31st December, 2002	330,677	1,802,374	273,091	(1,828)	769	2,396,426	4,801,509

本集團於二零零三年十二月三十一日之盈餘滾存包括應佔聯營公司之累計虧損為港幣18,018,000元(二零零二年:港幣29,076,000元)。

The Group's unappropriated profits as at 31st December, 2003 included the accumulated losses of HK$18,018,000 (2002: HK$29,076,000) of the associated companies.

股份溢價賬目及股本贖回儲備賬目的運用,受香港《公司條例》第48B及49H條所規定。

The application of the share premium account and the capital redemption reserve is governed by Section 48B and 49H of the Hong Kong Companies Ordinance.

28. 儲備（續）

一般儲備包括保留溢利轉賬及海外業務換算差額按附註2(i)入賬。資本儲備包括往年附屬公司發行紅股而引致保留溢利資本化及澳門永亨銀行按澳門法例規定之法定儲備。重估儲備乃重估行址及非持作買賣用途證券之差額按附註2(j)及(k)入賬。

資本儲備，銀行行址重估儲備，投資物業重估儲備，投資重估儲備及股本購回儲備並非已實現之利潤，屬不可派發。

本行及從事銀行業務之附屬公司，因需按經營所在地之監管要求維持最低資本充足比率而可能對可派予股東之保留溢利構成限制。

28. RESERVES *(CONTINUED)*

The general reserve was set up from the transfer of retained earnings and exchange differences arising from translation of the accounts of overseas branches and subsidiaries (note 2(i)). The capital reserve comprises retained earnings capitalised on the issue of bonus shares by subsidiaries in previous years and a legal reserve established by Banco Weng Hang, S.A. in accordance with regulations in Macau. Revaluation reserves have been set up and are dealt with in accordance with the accounting policies adopted for the revaluation of premises and non-trading securities (notes 2(j) and (k)).

Capital reserve, bank premises revaluation reserve, investment property revaluation reserve, investment revaluation reserve and capital redemption reserve do not represent realised profits and are not available for distribution.

The Bank and its financial subsidiaries operate under regulatory jurisdictions which require the maintenance of minimum capital adequacy ratios and which could therefore potentially restrict the amount of retained profits which can be distributed to shareholders.

29. 資產負債表以外之風險程度

(a) 或然債務及承擔

以下為每項或然債務及承擔重大類別之約定金額概要：

29. OFF-BALANCE SHEET EXPOSURES

(a) Contingent liabilities and commitments

The following is a summary of the contractual amounts of each significant class of contingent liabilities and commitments:

	永亨銀行集團 The Group		永亨銀行 The Bank	
	2003	2002	**2003**	2002
直接信貸替代 Direct credit substitutes	**699,117**	847,709	**352,971**	640,852
交易有關之或然債務 Transaction-related contingencies	**56,645**	42,760	**226,042**	357,906
貿易有關之或然債務 Trade-related contingencies	**1,644,315**	981,949	**804,132**	868,767
其他承擔： Other commitments :				
原到期日一年以下者或可無條件取消者 With an original maturity of under 1 year or which are unconditionally cancellable	**8,008,954**	6,050,289	**5,437,002**	6,140,897
原到期日一年及以上者 With an original maturity of 1 year and over	**1,273,762**	542,950	**276,944**	436,534
存放遠期存款 Forward forward deposits placed	**979,948**	30,779	**979,948**	30,779
合計（附註31(b)） Total (Note 31(b))	**12,662,741**	8,496,436	**8,077,039**	8,475,735

29. 資產負債表以外之風險程度 *(續)*

(b) 衍生工具

衍生工具指財務合約，其價值視乎所涉及的資產或指數而定。

以下為每項衍生工具重大類別之名義金額。

29. OFF-BALANCE SHEET EXPOSURES *(CONTINUED)*

(b) Derivatives

Derivatives refer to financial contracts whose value depends on the value of one or more underlying assets or indices.

The following table is a summary of the notional amounts of each significant type of derivatives.

		永亨銀行集團 The Group		永亨銀行 The Bank	
		2003	2002	2003	2002
滙率合約	Exchange rate contracts				
遠期合約－買賣用途	Forwards – trading	4,034,010	7,290,915	4,016,465	7,712,734
遠期合約－對沖用途	Forwards – hedging	2,878,948	2,991,030	2,899,551	2,991,030
購入期權－買賣用途	Option purchased – trading	508,321	196,641	299,455	196,641
沽出期權－買賣用途	Option written – trading	450,158	196,641	241,292	196,641
滙率合約總額	Total exchange rate contracts	7,871,437	10,675,227	7,456,763	11,097,046
利率合約	Interest rate contracts				
掉期合約－買賣用途	Swaps – trading	1,787,676	1,052,910	1,787,676	1,052,910
掉期合約－對沖用途	Swaps – hedging	24,558,017	10,275,673	24,263,916	10,450,673
利率合約總額	Total interest rate contracts	26,345,693	11,328,583	26,051,592	11,503,583
股份合約	Equity contracts				
購入期權－買賣用途	Option purchased – trading	70,042	–	–	–
沽出期權－買賣用途	Option written – trading	70,042	–	–	–
股份合約	Equity contracts	140,084	–	–	–
		34,357,214	22,003,810	33,508,355	22,600,629

買賣交易包括為執行客戶買賣指令或對沖此等持倉交易而持有的金融工具盤。

The trading transactions include positions arising from the execution of trade orders from customers or transactions taken to hedge these positions.

29. 資產負債表以外之風險程度(續)

(b) 衍生工具(續)

上列資產負債表以外之風險程度之重置成本及信貸風險加權金額如下。這些金額並未計及雙邊淨額安排的影響。

29. OFF-BALANCE SHEET EXPOSURES *(CONTINUED)*

(b) Derivatives (continued)

The replacement costs and credit risk weighted amounts of the above off-balance sheet exposures are as follows. These amounts do not take into account the effects of bilateral netting arrangements.

	永亨銀行集團 The Group			
	2003		2002	
	重置成本 Replacement cost	信貸風險加權金額 Credit risk weighted amount	重置成本 Replacement cost	信貸風險加權金額 Credit risk weighted amount
或然債務及承擔 Contingent liabilities and commitments	**N/A**	**1,713,039**	N/A	1,069,415
匯率合約 Exchange rate contracts	**55,236**	**37,360**	32,780	45,634
利率合約 Interest rate contracts	**193,612**	**64,667**	113,276	26,229
股份合約 Equity contracts	**–**	**2,101**	–	–
	248,848	**1,817,167**	146,056	1,141,278

	永亨銀行 The Bank			
	2003		2002	
	重置成本 Replacement cost	信貸風險加權金額 Credit risk weighted amount	重置成本 Replacement cost	信貸風險加權金額 Credit risk weighted amount
或然債務及承擔 Contingent liabilities and commitments	**N/A**	**808,698**	N/A	1,121,103
匯率合約 Exchange rate contracts	**42,133**	**24,759**	32,383	43,939
利率合約 Interest rate contracts	**188,989**	**63,332**	113,276	26,404
	231,122	**896,789**	145,659	1,191,446

上表提供資產負債表以外各類交易之合約或名義本金額、重置成本及信貸風險加權金額等。此等金額根據香港金融管理局指引而估算，亦視乎交易對手之信譽及期限特性而定。香港金融管理局之指引實施了巴塞爾協議中有關資本充足之規定。

The tables above give the contractual or notional amounts, replacement cost and credit risk weighted amounts of off-balance sheet transactions. These are assessed in accordance with the Hong Kong Monetary Authority's guidelines which implement the Basle agreement on capital adequacy and depend on the status of the counterparty and the maturity characteristics.

29. 資產負債表以外之風險程度(續)

(b) 衍生工具(續)

或然債務及承擔方面之風險加權幅度由0%至100%不等，而匯率及利率合約之風險加權幅度由0%至50%不等。合約之重置成本代表所有以市值記賬之正數值合約資產。信貸風險加權金額乃根據銀行條例附表三伸算。

或然債務及承擔均屬信貸有關工具，並包括承兑項目、信用證及為提供信貸而提供之擔保及承擔。約定金額乃指假如合約被悉數取用而客戶又拖欠不還時所涉及之風險金額。由於大部份擔保及承擔預料直至期滿止均不會被取用，合約金額總數並不代表未來之現金需求。

資產負債表以外之金融工具乃來自本集團及本銀行在外匯、利率及股票等市場內所進行之遠期、掉期及期權等交易。

此等工具之名義金額顯示於結算當日尚未完成之交易數量，但並不代表風險數額。

(c) 資本承擔

於十二月三十一日為購置物業及設備而並未在賬項中作出準備之資本承擔如下：

29. OFF-BALANCE SHEET EXPOSURES *(CONTINUED)*

(b) Derivatives (continued)

The risk weights used range from 0% to 100% for contingent liabilities and commitments, and from 0% to 50% for exchange rate and interest rate contracts. Replacement cost represents the cost of replacing all contracts which have a positive value when marked to market. The credit risk weighted amount refers to the amount as computed in accordance with the Third Schedule to the Hong Kong Banking Ordinance.

Contingent liabilities and commitments are credit-related instruments which include acceptances, letters of credit, guarantees and commitments to extend credit. The contractual amounts represent the amounts at risk should the contract be fully drawn upon and the client default. Since a significant portion of guarantees and commitments is expected to expire without being drawn upon, the total of the contractual amounts is not representative of future liquidity requirements.

Off-balance sheet financial instruments arise from forward, swap and option transactions undertaken by the Group and the Bank in the foreign exchange, interest rate and equity markets.

The notional amounts of these instruments indicate the volume of transactions outstanding at the balance sheet date; they do not represent amounts at risk.

(c) Capital commitments

Capital commitments for acquisition of property and equipment outstanding at 31st December not provided for in the accounts were as follows:

		永亨銀行集團 The Group		永亨銀行 The Bank	
		2003	2002	2003	2002
已核准及簽訂合約之開支	Expenditure authorised and contracted for	6,433	19,963	5,091	6,801
已核准惟未簽訂合約之開支	Expenditure authorised but not contracted for	294	–	–	–
		6,727	19,963	5,091	6,801

30. 綜合現金流量表附註

(a) 營業溢利與來自營業活動之淨現金流入對賬表

30. NOTE TO THE CONSOLIDATED CASH FLOW STATEMENT

(a) Reconciliation of operating profit to net cash inflow from operating activities

		2003	2002
營業溢利	Operating profit	**994,018**	774,123
折舊	Depreciation	**67,420**	50,118
商譽攤銷(附註22)	Amortisation of goodwill (Note 22)	**12,661**	581
已付利得稅	Profits tax paid	**(177,563)**	(76,993)
原本期限為三個月或以上之政府債券減少／(增加)	Decrease/(increase) in treasury bills with original maturity of three months or more	**318,786**	(29,618)
原本期限為三個月或以上之定期存放銀行同業及其他金融機構款項減少	Decrease in placements with banks and other financial institutions with original maturity of three months or more	**386,726**	1,070,918
扣除準備後之貿易票據增加	Increase in trade bills less provision	**(86,584)**	(32,024)
存款證減少	Decrease in certificates of deposit held	**306,367**	46,444
持作買賣用途證券增加	Increase in trading securities	**(286,641)**	(252,881)
扣除準備後之客戶貸款及其他賬項(增加)／減少	(Increase)/decrease in advances to customers and other accounts less provision	**(18,108)**	1,157,043
銀行同業及其他金融機構之存款減少	Decrease in deposits and balances of banks and other financial institutions	**(1,007,101)**	(28,978)
客戶之存款增加／(減少)	Increase/(decrease) in deposits from customers	**5,800,079**	(395,396)
已發行存款證增加	Increase in certificates of deposit issued	**453,307**	1,891,413
其他賬項及準備增加	Increase in other accounts and provision	**1,009,398**	225,570
來自營業活動之淨現金流入	Net cash inflow from operating activities	**7,772,765**	4,400,320

(b) 與綜合資產負債表的對賬

(b) Reconciliation with the consolidated balance sheet

		2003	2002
現金及短期資金	Cash and short term fund	**18,402,805**	12,363,052
定期存放銀行同業及其他金融機構款項(一至十二個月內到期)	Placements with banks maturing between one and twelve months	**1,542,981**	852,511
存款證	Certificate of deposit held	**129,972**	406,370
在綜合資產負債表出現的金額	Amount shown in the consolidated balance sheet	**20,075,758**	13,621,933
減：原本期限為三個月以上的數額	Less: amount with an original maturity of three months or more	**(1,213,687)**	(1,573,808)
在綜合現金流量表內的現金及等同現金項目	Cash and cash equivalents in the consolidated cash flow statement	**18,862,071**	12,048,125

30. 綜合現金流量表附註 *(續)*

(c) *收購附屬公司*

二零零三年九月三十日，本集團收購浙江第一銀行集團100%權益，現金代價為港幣3,706,616,000元。

30. NOTE TO THE CONSOLIDATED CASH FLOW STATEMENT *(CONTINUED)*

(c) Acquisition of a subsidiary

On 30th September, 2003, the Group acquired a 100% interest in Chekiang First Bank Group for HK$3,706,616,000, satisfied in cash.

		2003
現金及短期資金	Cash and short term fund	11,300,741
定期存放銀行同業及其他金融機構款項(一至十二個月內到期)	Placements with banks and other financial institutions maturing between one and twelve months	459,834
貿易票據已減除準備	Trade bills less provision	192,014
存款證	Certificates of deposit held	29,969
客戶之貸款及其他賬項已減除準備	Advances to customers and other accounts less provision	12,599,089
持有至到期日證券及非持作買賣用途證券	Held-to-maturity and non-trading securities	247,377
聯營公司投資	Investments in associated companies	76,326
有形固定資產	Tangible fixed assets	457,104
銀行同業及其他金融機構之存款	Deposits and balances of banks and other financial institutions	(1,121,070)
客戶之存款	Deposits from customers	(21,035,976)
已發行之存款證	Certificates of deposit issued	(100,000)
其他賬項及準備	Other accounts and provisions	(365,132)
已識別資產與負債淨額	Net identified assets and liabilities	2,740,276
綜合產生之正商譽	Positive goodwill arising on consolidation	966,340
已付的購入價	Total purchase price paid	3,706,616
減：收購附屬公司之現金及等同現金	Less : cash and cash equivalents of the subsidiaries acquired	(11,010,160)
收購附屬公司之現金流入淨額	Net cash inflow in respect of the purchase of subsidiaries	7,303,544

31. 分項報告

(a) *業務分類*

零售銀行業務包括接受存款、住宅樓宇按揭、租賃貸款及私人貸款業務。

企業銀行業務包括工商業貸款、貿易融資及機構銀行業務。

財資業務包括外買賣、證券投資及交易買賣。

其他業務包括保險業務、股票買賣服務及退休福利計劃服務。

未分類的業務項目主要包括股東資金、行址投資、物業投資及其他未能合理分配予特定業務分類的業務活動。

31. SEGMENT REPORTING

(a) Business segments

Retail banking activities include acceptance of deposits, residential mortgages, hire purchase and consumer loans.

Corporate banking activities include advance of commercial and industrial loans, trade financing and institutional banking.

Treasury activities include foreign exchange services, management of investment securities and trading activities.

Other business activities include insurance business, stockbroking activities and services for retirement schemes.

Unallocated items mainly comprise the shareholders' funds, investments in premises and property investment and other activities which cannot be reasonably allocated to specific business segments.

31. **分項報告(續)**
(a) **業務分類(續)**

31. SEGMENT REPORTING *(CONTINUED)*
(a) Business segments (continued)

永亨銀行集團
The Group
2003

		零售銀行業務 Retail banking	企業銀行業務 Corporate banking	財資業務 Treasury	其他業務 Other	未分類業務 Unallocated	跨業務收支抵銷 Inter-segment elimination	合計 Total
淨利息收入	Net interest income	1,020,252	324,764	175,344	2,180	55,433	-	1,577,973
其他營業收入	Other operating income	219,490	77,333	60,598	64,712	31,360	-	453,493
跨業務收入	Inter-segment income	-	-	-	-	41,351	(41,351)	-
營業收入	Operating income	1,239,742	402,097	235,942	66,892	128,144	(41,351)	2,031,466
營業支出	Operating expenses	(453,814)	(92,866)	(39,924)	(32,515)	(93,042)	-	(712,161)
跨業務支出	Inter-segment expenses	(37,499)	(1,609)	(556)	(1,687)	-	41,351	-
扣除準備金前之營業溢利	Operating profit before provisions	748,429	307,622	195,462	32,690	35,102	-	1,319,305
呆壞賬準備	Charge for bad and doubtful debts	(193,471)	(131,757)	-	(59)	-	-	(325,287)
營業溢利	Operating profit	554,958	175,865	195,462	32,631	35,102	-	994,018
重估投資物業及出售有形固定資產之虧損	Losses on revaluation of investment properties and disposal of tangible fixed assets	(936)	(14)	(70)	-	(4,513)	-	(5,533)
出售持有至到期日證券及非持作買賣用途證券之溢利／(虧損)	Profits/(losses) on disposal of held-to-maturity and non-trading securities	(1,228)	-	35,178	90	-	-	34,040
持有至到期日證券之準備金撥備	Provisions made for held-to-maturity securities	-	-	(10,900)	-	-	-	(10,900)
正常業務的溢利	Profit on ordinary activities	552,794	175,851	219,670	32,721	30,589	-	1,011,625
應佔聯營公司之淨溢利	Share of net profits in associated companies	-	-	-	335	291	-	626
除稅前溢利	Profits before taxation	552,794	175,851	219,670	33,056	30,880	-	1,012,251
折舊(附註4(c))	Depreciation (Note 4(c))	32,114	4,759	3,424	1,503	25,620	-	67,420
商譽攤銷(附註4(c))	Amortisation of goodwill (Note 4(c))	3,361	2,604	2,570	1,116	3,010	-	12,661
分項資產	Segment assets	33,497,555	19,862,171	17,997,869	259,141	16,976,422	-	88,593,158
聯營公司投資	Investments in associated companies	-	-	-	123,538	19,976	-	143,514
總資產	Total assets	33,497,555	19,862,171	17,997,869	382,679	16,996,398	-	88,736,672
總負債	Total liabilities	72,596,397	902,779	812,740	89,053	5,107,620	-	79,508,589
資本支出	Capital expenditure	903,076	621,450	74,329	89	104,803	-	1,703,747

31. **分項報告(續)**

(a) **業務分類(續)**

31. SEGMENT REPORTING *(CONTINUED)*

(a) Business segments (continued)

		零售銀行業務 Retail banking	企業銀行業務 Corporate banking	財資業務 Treasury	其他業務 Other	未分類業務 Unallocated	跨業務收支抵銷 Inter-segment elimination	合計 Total
		永亨銀行集團 The Group 2002 (重報) (restated)						
淨利息收入	Net interest income	959,689	329,321	120,410	1,484	61,314	-	1,472,218
其他營業收入	Other operating income	197,138	71,510	36,287	34,809	25,669	-	365,413
跨業務收入	Inter-segment income	-	-	-	-	39,137	(39,137)	-
營業收入	Operating income	1,156,827	400,831	156,697	36,293	126,120	(39,137)	1,837,631
營業支出	Operating expenses	(433,650)	(73,237)	(17,166)	(26,013)	(45,436)	-	(595,502)
跨業務支出	Inter-segment expenses	(34,437)	(1,679)	(392)	(2,629)	-	39,137	-
扣除準備金前之營業溢利	Operating profit before provisions	688,740	325,915	139,139	7,651	80,684	-	1,242,129
呆壞賬準備	Charge for bad and doubtful debts	(300,100)	(167,906)	-	-	-	-	(468,006)
營業溢利	Operating profit	388,640	158,009	139,139	7,651	80,684	-	774,123
重估投資物業及出售有形固定資產之虧損	Losses on revaluation of investment properties and disposal of tangible fixed assets	(499)	(22)	-	(67)	(14,581)	-	(15,169)
出售持有至到期日證券及非持作買賣用途證券之溢利/(虧損)	Profits/(losses) on disposal of held-to-maturity and non-trading securities	(2,494)	-	53,879	(68)	-	-	51,317
持有至到期日證券之準備金撥備	Provisions made for held-to-maturity securities	-	-	(21,028)	-	-	-	(21,028)
正常業務的溢利	Profit on ordinary activities	385,647	157,987	171,990	7,516	66,103	-	789,243
應佔聯營公司之淨虧損	Share of net losses in associated companies	-	-	-	(7,847)	-	-	(7,847)
除稅前溢利	Profit before taxation	385,647	157,987	171,990	(331)	66,103	-	781,396
折舊(附註4(c))	Depreciation (Note 4(c))	25,777	928	479	1,100	21,834	-	50,118
商譽攤銷(附註4(c))	Amortisation of goodwill (Note 4(c))	-	-	-	581	-	-	581
分項資產	Segment assets	25,117,874	15,086,573	8,138,657	23,988	8,695,775	-	57,062,867
聯營公司投資	Investments in associated companies	-	-	-	56,924	-	-	56,924
總資產	Total assets	25,117,874	15,086,573	8,138,657	80,912	8,695,775	-	57,119,791
總負債	Total liabilities	45,707,476	274,300	147,800	8,100	4,623,391	-	50,761,067
資本支出	Capital expenditure	40,221	710	1,499	534	62,284	-	105,248

31. 分項報告（續）

(b) 區域分項

區域分項資料乃按附屬公司主要營業所在地劃分，或按負責匯報業績或將資產入賬之本銀行分行所在地而劃分。

31. SEGMENT REPORTING *(CONTINUED)*

(b) Geographical segments

The information concerning geographical segments has been classified by the location of the principal operations of the subsidiaries, or in the case of the Bank itself, of the location of the branch responsible for reporting the results or booking the assets.

		永亨銀行集團 The Group 2003				
		香港 Hong Kong	澳門 Macau	其他 Other	減：跨區域收支抵銷 Less : inter-segment elimination	合計 Total
二零零三年十二月三十一日	As at 31st December, 2003					
總營業收入	Total operating income	2,126,056	254,405	58,715	(407,710)	2,031,466
除稅前溢利	Profit before taxation	1,179,116	154,549	14,952	(336,366)	1,012,251
總資產	Total assets	97,893,393	9,317,866	10,649,054	(29,123,640)	88,736,673
總負債	Total liabilities	86,226,863	8,691,491	10,565,659	(25,975,424)	79,508,589
或然債務及承擔（附註29(a)）	Contingent liabilities and commitments (Note 29(a))	12,241,808	725,483	35,135	(339,685)	12,662,741
資本支出	Capital expenditure	1,642,799	13,818	47,130	-	1,703,747

		永亨銀行集團 The Group 2002 （重報） (restated)				
		香港 Hong Kong	澳門 Macau	其他 Other	減：跨區域收支抵銷 Less : inter-segment elimination	合計 Total
二零零二年十二月三十一日	As at 31st December, 2002					
總營業收入	Total operating income	1,677,875	237,101	70,475	(147,820)	1,837,631
除稅前溢利	Profit before taxation	695,942	142,810	30,023	(87,379)	781,396
總資產	Total assets	56,367,325	8,484,892	6,951,234	(14,683,660)	57,119,791
總負債	Total liabilities	50,524,742	7,853,455	6,693,000	(14,310,130)	50,761,067
或然債務及承擔（附註29(a)）	Contingent liabilities and commitments (Note 29(a))	8,425,820	690,084	107,102	(726,570)	8,496,436
資本支出	Capital expenditure	85,282	19,282	684	-	105,248

32. 董事及高級職員貸款

遵照香港《公司條例》第161B(4B)節規定，貸予董事及高級職員之貸款詳情如下：

32. LOANS TO OFFICERS

Particulars of loans to officers disclosed pursuant to section 161B(4B) of the Hong Kong Companies Ordinance are as follows:

		2003	2002
於十二月三十一日之貸款總數	Aggregate amount of relevant loans outstanding at 31st December	261	913
全年貸款最高總數	The maximum aggregate amount of relevant loans outstanding during the year	913	1,388

33. 資產抵押

於「定期存放銀行同業及其他金融機構款項（一至十二個月內到期）」中包括定期存款港幣7,763,000元（二零零二年：無），仍依照美國加州政府法例，按給美國加州政府，作為附屬保證品。

33. PLEDGE OF ASSETS

The amount of HK$7,763,000 (2002: Nil) included in "Placements with banks and other financial institutions maturing between one and twelve months" represents a time deposit pledged as collateral with the State of California in compliance with the statutory requirements of the State of California.

34. 關連人士交易

(a) 本年度內，本集團與本銀行之主要股東美國紐約銀行集團及其附屬公司之交易，均按一般正常業務及商業條件進行。本年度內之收支及於年終之資產負債表及資產負債表以外之結餘詳列如下：

34. RELATED PARTY TRANSACTIONS

(a) During the year, transactions with The Bank of New York Company Inc. ("BNY"), a substantial shareholder of the Bank, or its subsidiaries were entered into by the Group in the ordinary course of business and on normal commercial terms. The income and expense for the year and on-balance sheet and off-balance sheet outstandings at the year end are:

(i) 收入及支出 / Income and expense

		2003	2002
利息收入	Interest income	548	1,068
利息支出	Interest expense	368	949

(ii) 十二月三十一日資產負債表結餘 / On-balance sheet outstanding at 31st December

		2003	2002
現金及短期資金	Cash and short-term funds	33,717	22,208
銀行同業及其他金融機構之存款	Deposits and balances of banks and other financial institutions	17,809	50,856

(iii) 十二月三十一日資產負債表以外結餘 / Off-balance sheet outstanding at 31st December

		2003	2002
匯率合約	Exchange rate contracts		
合約金額	Contract amount	464,787	102,020
重置成本	Replacement Cost	–	602
信貸風險加權金額	Credit risk weighted amount	930	324

34. 關連人士交易（續）

(iv) 於一九九九年八月二十七日及二零零二年九月十九日，本銀行與美國紐約銀行集團簽署兩項授權協議，根據此項協議，本銀行將提供一項有關證券化交易之支援服務。

於二零零三年，本銀行已總共收取港幣198,000元（二零零二年：港幣397,000元）服務費。本銀行將按年收取費用至此兩項合約終止。

(b) 於一九九五年六月三十日，本銀行擁有百分之六十五股權之附屬公司永亨蘇黎世保險有限公司（「永蘇保險」）與蘇黎世保險有限公司（「蘇黎世保險」）之全資附屬公司瑞泰保險管理（香港）有限公司（「瑞泰保險」）簽署一項管理合約。根據此項管理合約瑞泰保險將負責永蘇保險有關保險業務之管理工作。蘇黎世保險為永蘇保險之主要股東，佔該公司已發行股本百分之三十五。根據此項管理合約，永蘇保險付予瑞泰保險港幣3,524,000元（二零零二年：港幣1,559,000元）管理費用。此項費用乃按所收之保險費及純利而釐定。於二零零三年一月三十日，雙方同意將管理合約延至二零零四年十二月三十一日終止，但雙方可經六個月通知後提前解約。此項重訂費用為固定收費及按所收保險費之百分率而釐定。

34. RELATED PARTY TRANSACTIONS *(CONTINUED)*

(iv) On 27th August, 1999 and 19th September, 2002, the Bank entered into two Delegation Agreements with BNY pursuant to which the Bank agreed to provide various back-up support services to BNY in connection with a securitisation transaction undertaken by BNY.

In 2003, the Bank received from BNY a total service fee of HK$198,000 (2002: HK$397,000) and will continue to receive further service fees on an annual basis during the term of two Delegation Agreements.

(b) On 30th June, 1995, Wing Hang Zurich Insurance Company Limited ("WHZ Insurance"), a 65 percent owned subsidiary of the Bank, entered into a Management Agreement with Swiss Insurance Management (Hong Kong) Limited ("Swiss Insurance"), a wholly own subsidiary of Zurich Insurance Limited ("Zurich Insurance") pursuant to which Swiss Insurance has been appointed as manager of WHZ Insurance in connection with the conduct by WHZ Insurance of its insurance business. Zurich Insurance is a substantial shareholder of WHZ Insurance holding 35 percent of WHZ Insurance's issued share capital. Under the Management Agreement, WHZ Insurance paid to Swiss Insurance an amount of HK$3,524,000 (2002: HK$1,559,000), being the contractual management fees based on gross premium. On 30th January, 2003, the Management Agreement was extended for two years and will end on 31st December, 2004 but can be terminated by either party with six months' notice. The revised management fee will be based on a fixed fee plus a certain percentage of gross written premiums received.

35. 僱員福利

(a) 退休福利計劃

	2003	2002
退休福利成本(附註 4(c))		

本集團為香港合資格僱員設立了一個根據《職業退休計劃條例》註冊之強制性公積金豁免ORSO計劃(「ORSO計劃」),以及兩個根據《強制性公積金條例》成立之強制性公積金計劃(「強積金計劃」)。此外,於二零零一年一月三日,本集團按澳門當地守則,以不同之供款率為該處所有僱員設立界定供款計劃。該等新計劃之成本將計入該年之損益計算表,該等計劃之資產均與本集團之資產分開持有。倘強積金計劃僱員離職而不能獲得全數的僱主自願性供款,其剩下的結餘將撥歸本集團。

本集團為浙江第一銀行有限公司及其本港之附屬公司合資格僱員設立了一個界定福利計劃;此計劃下之僱員有權在達到退休年齡時按其於二零零二年十二月五日之薪金享有界定福利。此界定福利計劃已於二零零二年十二月五日終止,並已作出安排,致使本集團免除其於該計劃下之所有有義務及責任。由於該計劃之責任已全數支付,因此本集團於二零零二年及二零零三年並無就該計劃作出供款。倘該計劃之僱員離職而不能獲得全數的僱主自願性供款,其剩下的結餘將撥歸本集團。

35. STAFF BENEFITS

(a) Retirement schemes

	2003	2002
Retirement benefit costs (Note 4(c))	32,625	30,432

The Group operates both a Mandatory Provident Fund Exemption ORSO Scheme (the "ORSO Scheme") which is registered under the Occupational Retirement Schemes Ordinance and two Manadatory Provident Fund Schemes (the "MPF Schemes") established under the Manadatory Provident Fund Ordinance to cover all qualifying employees in Hong Kong. In addition, a defined contribution scheme was established on 3rd January, 2001 to cover all qualifying employees in Macau at various funding rates, in accordance with the local practice and requirements. The costs of these new schemes are charged to the profit and loss account for the year and the assets of these schemes are held separately from the Group. Any forfeiture amount under the MPF Scheme is refunded to the Group when the member leaves employment prior to the employer's voluntary contributions being vested fully.

The Group operated a defined benefit scheme for qualifying employees of Chekiang First Bank Limited and its subsidiaries in Hong Kong, under which the employees who were members of the plan were entitled to retirement benefits based on their salary as at 5th December, 2002 on attainment of retirement age. The defined benefit scheme was terminated on 5th December, 2002, with arrangements made for the Group to discharge all of its obligations and liabilities under the scheme. No contribution was made in the years of 2002 and 2003 to the defined benefit scheme as the scheme was fully funded. Any forfeiture amount is refunded to the Group when the member leaves employment prior to vesting fully of the employer's voluntary contributions.

35. 僱員福利（續）

(b) 股份獎勵福利

根據已批准之認股權計劃，董事會獲授權可決定給予行政人員認股權以購入本銀行股份，作為對僱員的獎勵。二零零一年九月一日之前，認購價為認股權授予日期前五個營業日於香港聯合交易所有限公司（「聯交所」）之平均收市價的百分之八十。二零零一年九月一日之後，認購價須至少為股份於授予日在聯交所之收市價，該日必須為營業日，及股份於授予日前五個營業日在聯交所的平均收市價，兩者中的較高者。

35. STAFF BENEFITS *(CONTINUED)*

(b) Equity compensation benefits

Pursuant to the approved Share Option Scheme, the directors are authorised, at their discretion, to invite certain executives, to take up options to purchase ordinary shares in the Bank as incentive to them. Prior to 1st September, 2001, the option price was 80% of the average last dealt price on The Stock Exchange of Hong Kong Limited ("SEHK") on the five business days immediately preceding the date of offer of such options. After 1st September, 2001, the option price should be at least the higher of the closing price of the shares on the SEHK on the date of the grant, which must be a trading day, and the average closing price of the shares on the SEHK for the five business days immediately preceding the date of grant.

(i) 認股權變更

(i) Movements in share options

		2003 股份數目 Number of shares	2002 股份數目 Number of shares
一月一日結餘	At 1st January	**772,000**	512,000
已發行	Issued	**290,000**	290,000
已行使	Exercised	**(322,000)**	(30,000)
十二月三十一日結餘	At 31st December	**740,000**	772,000

(ii) 於資產負債表結餘日之未到期及未行使的認股權摘要

(ii) Terms of unexpired and unexercised share options at balance sheet date

授予認股權日期 Date of options granted	認購價 Option price	二零零三年十二月三十一日 31st December 2003 股份數目 Number of shares	二零零二年十二月三十一日 31st December 2002 股份數目 Number of shares
10/03/1994	HK$14.83	-	102,000
10/03/2001	HK$23.60	**260,000**	380,000
15/03/2002	HK$26.30	**190,000**	290,000
14/01/2003	HK$25.80	**160,000**	-
14/03/2003	HK$26.50	**130,000**	-
		740,000	772,000

此等認股權可於授予日第一週年起至第十週年內行使。

The options granted under the Scheme will be exercisable between the first and the tenth anniversaries of the date of grant.

35. 僱員福利（續）

(b) 股份獎勵福利（續）

(iii) 於年內授予的認股權代價均為港幣1元

35. STAFF BENEFITS *(CONTINUED)*

(b) Equity compensation benefits (continued)

(iii) Details of share options granted during the year, all of which were granted with HK$1.00 consideration.

行使期間 Exercise period	認購價 Option price	2003 股份數目 Number of shares	2002 股份數目 Number of shares
15/03/2003- 14/03/2012	HK$26.30	-	290,000
14/01/2004- 13/01/2013	HK$25.80	160,000	-
14/03/2004- 13/03/2013	HK$26.50	130,000	-
		290,000	290,000

(iv) 於年內行使的認股權之詳情

(iv) Details of share options exercised during the year

行使日期 Exercise date	認購價 Option price	股份於行使前一日之每股加權平均收市價 Weighted average closing price per share at preceding day before exercise date	所得收入 Proceeds received	2003 股份數目 Number of shares	2002 股份數目 Number of shares
20/03/2002	HK$23.60	HK$27.00	HK$708,000	-	30,000
09/04/2003	HK$14.83	HK$27.20	HK$1,512,660	102,000	-
31/07/2003	HK$23.60	HK$31.30	HK$708,000	30,000	-
18/08/2003	HK$23.60	HK$33.20	HK$708,000	30,000	-
18/08/2003	HK$26.30	HK$33.20	HK$1,052,000	40,000	-
25/08/2003	HK$23.60	HK$34.30	HK$708,000	30,000	-
05/09/2003	HK$26.30	HK$37.30	HK$1,052,000	40,000	-
24/09/2003	HK$23.60	HK$38.00	HK$708,000	30,000	-
07/11/2003	HK$26.30	HK$48.80	HK$526,000	20,000	-
				322,000	30,000

36. 比較數字

由於某些會計政策的項目有所變更，故若干比較數字已改列，詳情載於附註3。

36. COMPARATIVE FIGURES

Certain comparative figures have been adjusted as a result of change in accounting policy for certain items, details of which are set out in note 3.

37. 賬項通過

本賬項已於二零零四年三月十一日經董事會通過及授權發佈。

37. APPROVAL OF ACCOUNTS

The accounts were approved and authorised for issue by the Board of Directors on 11th March, 2004.

(以港幣千元位列示，內文另註除外。)

(Expressed in thousands of Hong Kong dollars unless otherwise stated in the text)

(a) 資本充足及流動資金比率

(i) 資本充足比率

(a) CAPITAL ADEQUACY AND LIQUIDITY RATIOS

(i) *Capital adequacy ratio*

		永亨銀行集團 The Group 2003	2002 (重報) (restated)
核心資本	Core capital		
繳足股款的普通股股本	Paid up ordinary share capital	293,781	293,459
股本溢價賬	Share Premium	337,330	330,677
儲備	Reserves	4,966,124	4,816,787
其他	Others	453,053	149,911
減：商譽	Less : Goodwill	(954,260)	-
		5,096,028	5,590,834
可計算的附加資本	Eligible supplementary capital		
土地及土地權益價值重估的儲備	Reserves on revaluation of land and interests in land	188,231	191,164
重估非持作買賣用途證券之未實現收益／(虧損)	Unrealised gains/(losses) on revaluation of non-trading securities	11,168	(1,828)
一般呆賬準備金	General provisions for doubtful debts	467,920	351,065
有期後償債項之可計算價值	Eligible value of term subordinated debt instruments	2,522,910	-
		3,190,229	540,401
扣減前的資本基礎總額	Total capital base before deductions	8,286,257	6,131,235
資本基礎總額的扣減項目	Deductions from total capital base	(480,208)	(199,135)
扣減後的資本基礎總額	Total capital base after deductions	7,806,049	5,932,100
十二月三十一日未經調整及調整後之資本充足比率	Unadjusted and adjusted capital adequacy ratio at 31st December	15.7%	16.5%

未經調整之資本充足比率為本銀行及部份附屬公司根據香港銀行條例附表三及香港金融管理局為監管而要求之綜合基準計算。調整後資本充足比率之計算，是根據香港金融管理局發出之監管政策手冊內有關《就市場風險維持充足資本》的要求，計入在結算日的市場風險。所根據的綜合基準與未經調整之資本充足比率相同。

The unadjusted capital adequacy ratio is computed on a consolidated basis covering the Bank and certain of its financial subsidiaries as specified by the Hong Kong Monetary Authority ("HKMA") for its regulatory supervision purposes, and is in accordance with the Third Schedule to the Hong Kong Banking Ordinance. The adjusted capital adequacy ratio incorporating market risk is computed on the same consolidated basis, and is in accordance with module on "Maintenance of Adequate Capital Against Market Risks" under Supervisory Policy Manual issued by the HKMA.

(a) 資本充足及流動資金比率(續)
(ii) 全年平均流動資金比率

(a) CAPITAL ADEQUACY AND LIQUIDITY RATIOS *(CONTINUED)*
(ii) Average liquidity ratio for the year

		永亨銀行集團 The Group	
		2003	2002
全年平均流動資金比率	Average liquidity ratio for the year	**49.0%**	42.4%

全年平均流動資金比率乃根據香港銀行條例附表四計算。此比率為與香港金融管理局協議包括所有海外分行、香港辦事處及附屬公司而計算。

The average liquidity ratio for the year includes the liquidity positions of all overseas branches, Hong Kong offices and financial subsidiaries in its calculation, which is the basis of computation agreed with the HKMA, and has been computed in accordance with the Fourth Schedule to the Hong Kong Banking Ordinance.

(b) 客戶貸款－行業分類

客戶貸款之行業類別是按該等貸款之用途分類及未減除任何準備。

(b) ADVANCES TO CUSTOMERS – BY INDUSTRY SECTORS

The information concerning advances to customers by industry sectors has been classified according to the usage of the loan and is stated gross of any provisions.

		永亨銀行集團 The Group		差幅 Change
		2003	2002	%
在香港使用之貸款	***Loans for use in Hong Kong***			
工業、商業及金融	Industrial, commercial and financial			
－物業發展	– Property development	746,889	441,002	69.4
－物業投資	– Property investment	8,301,127	6,064,948	36.9
－財務機構	– Financial concerns	432,237	606,082	-28.7
－股票經紀	– Stockbrokers	299,192	245,272	22.0
－批發與零售業	– Wholesale and retail trade	1,552,450	746,442	108.0
－製造業	– Manufacturing	1,477,609	814,887	81.3
－運輸與運輸設備	– Transport and transport equipment	2,529,990	1,967,964	28.6
－股票有關之貸款	– Share financing	128,297	206,776	-38.0
－其他	– Others	3,279,434	2,656,110	23.5
個人	Individuals			
－購買「居者有其屋」、「私人機構參建居屋計劃」及「租者置其屋計劃」樓宇之貸款	– Loans for the purchase of flats in the Home Ownership Scheme, Private Sector Participation Scheme and TenantsPurchase Scheme	1,925,650	658,613	192.4
－購買其他住宅物業之貸款	– Loans for the purchase of other residential properties	12,486,065	9,544,144	30.8
－信用咭貸款	– Credit card advances	326,186	310,711	5.0
－其他	– Others	3,168,104	2,767,306	14.5
貿易融資	***Trade finance***	2,710,956	1,670,226	62.3
在香港以外使用之貸款	***Loans for use outside Hong Kong***			
－澳門	– Macau	3,728,726	3,533,947	5.5
－其他	– Others	3,518,773	2,182,870	61.2
		46,611,685	34,417,300	35.4

(c) 客戶貸款、不履行貸款及過期貸款－地理分類

地理分類資料乃按交易對手的所在地，並已顧及轉移風險因素。一般而言，在下述情況下才轉移風險：有關貸款的債權獲得並非交易對手所在地的國家的一方擔保，或該債權的履行對象是某銀行的海外分行，而該銀行的總辦事處並非設於交易對手的所在地。

(c) ADVANCES TO CUSTOMERS, NON-PERFORMING LOANS AND OVERDUE ADVANCES – BY GEOGRAPHICAL AREA

The geographical information has been classified by the location of the counterparties after taking into account any risk transfer. In general, such transfer of risk takes place if the claims are guaranteed by a party in a country which is different from that of the counterparty or if the claims are on an overseas branch of a bank whose head office is located in another country.

		永亨銀行集團 The Group 2003		
		客戶貸款 Total advances to customers	不履行貸款 Non-performing loans	過期三個月以上之貸款 Overdue advances for over three months
香港	Hong Kong	40,947,433	1,157,473	789,291
澳門	Macau	3,876,335	219,446	209,792
中華人民共和國	People's Republic of China	843,922	8,737	8,113
其他	Others	943,995	2,008	2,008
		46,611,685	1,387,664	1,009,204

		永亨銀行集團 The Group 2002		
		客戶貸款 Total advances to customers	不履行貸款 Non-performing loans	過期三個月以上之貸款 Overdue advances for over three months
香港	Hong Kong	29,295,688	782,028	487,981
澳門	Macau	3,654,356	135,726	227,861
中華人民共和國	People's Republic of China	481,998	3,659	2,020
其他	Others	985,258	1,372	1,372
		34,417,300	922,785	719,234

(d) 過期及重定還款期之資產

(i) 過期及重定還款期之貸款

(d) OVERDUE AND RESCHEDULED ASSETS

(i) Overdue and rescheduled advances

		永亨銀行集團 The Group			
		2003		2002	
		金額 Amount	佔貸款總額之百分比 % of total advances	金額 Amount	佔貸款總額之百分比 % of total advances
已過期之客戶貸款	Gross advances to customers which have been overdue for				
三個月以上至六個月	6 months or less but over 3 months	158,787	0.34	192,245	0.56
六個月以上至一年	1 year or less but over 6 months	215,456	0.46	293,415	0.85
一年以上	Over 1 year	634,961	1.36	233,574	0.68
		1,009,204	2.16	719,234	2.09
所持抵押品金額	Amount of collateral held	841,574		796,416	
有抵押貸款數額	Secured balance	768,264		542,165	
無抵押貸款數額	Unsecured balance	240,940		177,069	
特殊準備	Specific provisions	220,991		167,168	
重定還款期之客戶貸款	Rescheduled advances	163,087	0.35	316,455	0.92

於二零零二年十二月三十一日及二零零三年十二月三十一日，本集團貸予銀行同業及其他金融機構之款項中並無過期三個月以上及重定還款期之貸款。

There were no overdue advances for over 3 months and rescheduled advances to banks and other financial institutions on 31st December, 2003 and 31st December, 2002.

(ii) 其他過期資產

(ii) Other overdue assets

		永亨銀行集團 The Group			
		2003		2002	
		債務證券 Debt securities	貿易票據 Trade bills	債務證券 Debt securities	貿易票據 Trade bills
已過期之其他資產	Other assets which have been overdue for				
三個月以上至六個月	6 months or less but over 3 months	-	117	-	2,328
六個月以上至一年	1 year or less but over 6 months	30,038	-	-	668
一年以上	Over 1 year	-	3,089	-	1,569
		30,038	3,206	-	4,565

(e) 過期及重定還款期貸款與不履行貸款之對賬表

(e) THE RECONCILIATION BETWEEN OVERDUE AND RESCHEDULED LOANS AND NON-PERFORMING LOANS

		永亨銀行集團 The Group 2003	2002
已過期三個月以上之客戶貸款及重定還款期貸款：	Gross advances to customers and rescheduled loans which have been overdue for over three months :		
已過期三個月以上之客戶貸款	Gross advances to customers which have been overdue for over three months	1,009,204	719,234
重定還款期之貸款	Rescheduled advances	163,087	316,455
		1,172,291	1,035,689
減：過期三個月以上但仍累計利息之貸款	Less : Loans overdue over 3 months and on which interest is still being accrued	(59,745)	(231,630)
加：過期三個月或以下但其利息已撥入暫記賬或已停止累計利息之貸款	Add : Loans overdue for 3 months or less and on which interest is being placed in suspense or on which interest accrual has ceased	275,118	118,726
不履行貸款合計	Total non-performing loans	1,387,664	922,785

(f) 收回資產

(f) REPOSSESSED ASSETS

		永亨銀行集團 The Group 2003	2002
客戶貸款內包括之收回資產	Repossessed assets included in advances to customers	262,881	295,164

(g) 跨境債權

跨境債權資料乃按交易對手的所在地，並已顧及轉移風險因素。一般而言，在下述情況下才轉移風險：有關貸款的債權獲得並非交易對手所在地的國家的一方擔保，或該債權的履行對象是某銀行的海外分行，而該銀行的總辦事處並非設於交易對手的所在地。

(g) CROSS-BORDER CLAIMS

The information concerning cross-border claims has been classified by the location of the counterparties after taking into account any risk transfer. In general, such transfer of risk takes place if the claims are guaranteed by a party in a country which is different from that of the counterparty or if the claims are on an overseas branch of a bank whose head office is located in another country.

永亨銀行集團 The Group 2003

		銀行同業及其他金融機構 Banks and other financial institutions	公營機構 Public sector entities	其他 Others	合計 Total
澳門	Macau	560,836	–	3,893,773	4,454,609
中華人民共和國	People's Republic of China	1,022,099	9,190	802,154	1,833,443
其他亞太區	Other Asia Pacific	5,315,186	493,348	867,680	6,676,214
美國	United States	1,068,438	416,131	1,989,982	3,474,551
其他南美及北美國家	Other North and South American countries	2,386,259	–	362,542	2,748,801
中東及非洲	Middle East and Africa	3,135	–	1,466	4,601
德國	Germany	6,075,226	–	4,182	6,079,408
英國	United Kingdom	3,441,208	–	84,989	3,526,197
其他歐洲國家	Other European countries	9,859,051	–	528,209	10,387,260
		29,731,438	918,669	8,534,977	39,185,084

(g) 跨境債權（續）

(g) CROSS-BORDER CLAIMS *(CONTINUED)*

		銀行同業及其他金融機構 Banks and other financial institutions	公營機構 Public sector entities	其他 Others	合計 Total
		永亨銀行集團 The Group 2002			
澳門	Macau	335,636	–	3,671,409	4,007,045
中華人民共和國	People's Republic of China	515,187	19,899	539,389	1,074,475
其他亞太區	Other Asia Pacific	3,075,500	–	739,043	3,814,543
美國	United States	1,153,954	511,276	406,369	2,071,599
其他南美及北美國家	Other North and South American countries	1,513,776	–	72,752	1,586,528
中東及非洲	Middle East and Africa	3,028	–	921	3,949
德國	Germany	3,113,626	–	–	3,113,626
英國	United Kingdom	2,477,894	–	117,643	2,595,537
其他歐洲國家	Other European countries	4,327,862	–	510,331	4,838,193
		16,516,463	531,175	6,057,857	23,105,495

(h) 貨幣風險

(h) CURRENCY RISKS

個別外幣的淨持有額或淨結構性倉盤若佔所持有外幣總額或結構性倉盤總額的百份之十或以上，便須作出披露。

The net positions or net structural positions in foreign currencies are disclosed when each currency constitutes 10% or more of the respective total net position or total net structural position in all foreign currencies.

		永亨銀行集團 The Group			
		2003		2002	
相等於百萬港元	In millions of HK$ equivalent	美元 US$	合計 Total	美元 US$	合計 Total
現貨資產	Spot assets	27,037	41,121	13,158	21,212
現貨負債	Spot liabilities	(29,345)	(42,785)	(11,855)	(19,903)
遠期買入	Forward purchases	5,757	6,694	4,487	5,029
遠期賣出	Forward sales	(3,214)	(4,701)	(5,619)	(6,094)
長盤淨額	Net long positions	235	329	171	244

		2003			2002		
相等於百萬港元	In millions of HK$ equivalent	澳門幣 Macau Patacas	美元 US$	合計 Total	澳門幣 Macau Patacas	美元 US$	合計 Total
結構性倉盤淨額	Net structural positions	515	79	611	424	136	560

(i) 企業管治

本銀行致力實施良好的企業管治，並遵循香港金融管理局於二零零一年九月發出之監管政策手冊內有關本地註冊認可機構的企業管治指引。董事會轄下之委員會包括行政委員會、授信委員會、管理委員會、資產負債管理委員會、審核委員會、董事提名委員會及薪酬委員會。

(i) 行政委員會

行政委員會定期舉行會議，檢討本集團之管理運作及業務表現，並在董事會直接授權下，以一般管理委員會形成運作。委員會成員包括行政總裁及兩名執行董事。

(ii) 授信委員會

授信委員會主要職責是協助董事會制定集團之風險策略以管理信貸風險。委員會亦負責制定及維持集團的信貸風險管理架構，並參與大額貸款申請之審批。委員會成員包括行政總裁、三名執行董事及企業融資處主管。

(iii) 管理委員會

管理委員會定期舉行會議，檢討本銀行之財務與業務計劃及主要業務與營運之動向。委員會成員包括行政總裁、三名執行董事、財務總監、零售銀行集團主管、資訊科技處主管及營運管理處主管。

(iv) 資產負債管理委員會

資產負債管理委員會負責制定及維持有關資產負債表之結構，市場風險、交易、融資及流動資金管理，各項橫跨集團銀行業務之整體風險管理架構。委員會並向董事會提交有關之政策及指引。委員會成員包括行政總裁、三名執行董事、財務總監、司庫、零售銀行處主管及風險管理處主管。

(i) Corporate Governance

The Bank is committed to high standards of corporate governance and has followed the module on "Corporate Governance of Locally Incorporated Authorised Institutions" under the Supervisory Policy Manual issued by the Hong Kong Monetary Authority in September 2001. The Board of Directors has established a number of committees including the Executive Committee, Credit Committee, Management Committee, Asset and Liability Management Committee, Audit Committee, Director Nomination Committee and Compensation Committee.

(i) Executive Committee

The Executive Committee meets regularly to review the management and performance of the Group and operates a general management committee under the direct authority of the Board. The Committee comprises of the chief executive and two executive directors.

(ii) Credit Committee

The Credit Committee is responsible for assisting the Board to formulate the Group's risk appetite and strategies for managing the credit risk. It is also responsible for the implementation and maintenance of the Group's credit risk management framework. It also participates in evaluating large credit applications and making credit decisions. The Committee is comprised of chief executive, three executive directors and the head of Corporate Banking Division.

(iii) Management Committee

The Management Committee meets regularly to review and approve the financial and business plans and major business and operational initiatives. The Committee comprises of the chief executive, three executive directors, the chief financial officer, and the heads of Retail Banking Group, Information Technology Division and Operation Division.

(iv) Asset and Liability Management Committee

The Asset and Liability Management Committee ("ALMCO") is responsible for the implementation and maintenance of the overall risk management framework relating to balance sheet structure, market risks, trading, funding and liquidity management across the Group's banking business. It recommends policy and guidelines to the Board. The Committee is comprised of the chief executive, three executive directors, the chief financial officer, the treasurers, the heads of Retail Banking Group and Risk Management Division.

(i) 企業管治 *(續)*

(v) ***審核委員會***

審核委員會定期與執行董事、財務總監、內部稽核及本銀行之核數師舉行會議，以檢討財務表現，並考慮有關稽核檢討之性質及範圍，以及內部控制及條例執行制度之效率。委員會亦會討論由本銀行內部稽核、核數師與及香港金融管理局所提出之各項建議，並確保推行所有審核建議。委員會成員包括三名非執行董事。

(vi) ***董事提名委員會***

董事提名委員會負責向董事會提出建議委任本銀行董事、行政總裁、副行政總裁及總經理之位。成員包括三名非執行董事。

(vii) ***薪酬委員會***

薪酬委員會每年舉行一次會議，評估及批准本銀行行政總裁之薪酬及福利。成員包括兩名非執行董事。

(j) 風險管理

本集團已制定政策及程序，用以監察及控制信貸風險，流動資金、資本及市場風險，並由董事會授予授信委員會及資產負債管理委員會定期檢討，內部核數員亦會定期稽核，以確保該等政策及程序能得以遵從。

(i) ***信貸風險管理***

信貸風險源於交易對手未能履行其承擔，可來自本集團的貸款、貿易融資、財資、衍生工具及其他業務。董事會已授權由本銀行行政總裁任主席的授信委員會以執行信貸風險管理。

(i) CORPORATE GOVERNANCE *(CONTINUED)*

(v) Audit Committee

The Audit Committee meets regularly with an executive director, chief financial officer, internal auditors and the external auditors to review and discuss financial performance, consider the nature and scope of audit review and the effectiveness of the systems of internal control and compliance. The Committee also discusses matters raised by the internal auditors, external auditors and HKMA and ensure that all audit recommendations are implemented. The Committee comprises of three non-executive directors.

(vi) Director Nomination Committee

The Director Nomination Committee is responsible for reviewing and recommending to the Board appointment of all new Directors, Chief Executive, Deputy Chief Executive and General Manager of the Bank. The committee comprises of three non-executive directors.

(vii)Compensation Committee

The Compensation Committee meets once a year to evaluate and approve the remuneration policy and package for the Chief Executive of the Bank. The committee comprises of two non-executive directors.

(j) MANAGEMENT OF RISKS

The Group has established policies and procedures for the control and monitoring of credit risk, liquidity, capital and market risk, which are reviewed regularly by the Credit Committee and ALMCO as delegated by the Board of Directors. The internal auditors also perform regular audits to ensure compliance with the policies and procedures.

(i) Credit risk management

Credit risk arises from the possibility that the counterparty in a transaction may default. It arises from the lending, trade finance, treasury, derivatives and other activities undertaken by the Group. The Board of Directors has delegated the Group's credit risk management to the Credit Committee, which is chaired by the Bank's Chief Executive.

(j) 風險管理(續)

(i) 信貸風險管理(續)

信貸風險管理是獨立於其他業務,監管信貸政策的應用及實行及確保信貸評估及批核的質素。本集團的信貸政策制定了授予信貸的準則、信貸批核與監察的程序、貸款分類系統及撥備的政策,並根據《香港銀行業條例》及香港金融管理局發出的指引,來制定對大額信貸及撥備的政策。

在評估客戶或交易對手的信貸風險時,雖然可藉客戶或交易對手的抵押品減低信貸風險,然而他們的財政實力以及還款能力才是本集團的主要考慮因素。信貸集中是藉採納適當的信貸控制得以監管,例如根據資本基礎去釐定大額風險限額。

詳盡的信貸風險管理指引已載於本集團的貸款手冊,並經由授信委員會定期檢閱及批核。貸款手冊內包括為信貸權限授權、授信標準、信貸監管處理、貸款分類系統、信貸追收及撥備政策。

(ii) 流動資金管理

本集團監察其流動資金結構中之資產、負債及合約承擔確保本集團之業務運作均達到其融資需求,並能經常符合法定的流動資金比率。在以上附註(a)中披露,集團於二零零三年全年平均流動資金比率為百分之四十九,遠超法定的百分之二十五最低要求。

董事局透過定期審閱流動資金比率及組合到期差異,得以審閱本集團所有業務之現時及未來之融資需求。流動資金風險源於本集團持有充足合適流動資產,如現金及短期資金及證券,以應付短期資金需求至合理水平。

本集團維持充足的備用信貸,能提供策略性的流動資金,以應付日常業務中未能預料的大量資金需求。

(j) Management of risks *(continued)*

(i) Credit risk management (continued)

The credit risk management function is independent of the business units. It oversees the implementation of credit policies and ensures the quality of credit evaluation and approval. Credit approval is conducted in accordance with the Group's credit policy, which defines the credit extension criteria, the credit approval and monitoring processes, the loan classification system and provisioning policy. The credit policy also takes into account the requirements of the Hong Kong Banking Ordinance and guidelines issued by the HKMA with respect to large exposures and provisioning requirements.

In evaluating the credit risk of the customers or counterparties, their financial strength and repayment ability are always the Group's primary considerations, though credit risk may be mitigated by obtaining collateral from the customers or counterparties. Concentration risks are monitored by adopting proper risk control such as setting limits on large exposures in relation to the Group's capital base.

Comprehensive guidelines to manage credit risk have been laid down in the Group's Loaning Manual, which is regularly reviewed and approved by the Credit Committee. The Loaning Manual covers the delegated lending authorities, credit extension criteria, credit monitoring process, loan classification system, credit recovery and provisioning policy.

(ii) Liquidity management

The Group manages the liquidity structure of its assets, liabilities and commitments so as to ensure that all Group operations can meet their funding needs and that the statutory liquidity ratio is complied with. As disclosed in note (a) above, the Group's average liquidity ratio of 49.0% for 2003 is well above the statutory minimum ratio of 25%.

The Board of Directors reviews the current and prospective funding requirements for all operations through regular review of the liquidity ratio and the maturity mismatch profile. The liquidity risk is managed by holding sufficient liquid assets (e.g. cash and short term funds and securities) of appropriate quality to ensure that short term funding requirements are covered within prudent limits.

Adequate standby facilities are maintained to provide strategic liquidity to meet unexpected and material cash outflow in the ordinary course of business.

(j) 風險管理(續)

(iii) 資本管理

本集團的政策是要維持雄厚的資本，來支持集團的業務發展，並能達到法定的資本充足比率要求。在附註(a)中已披露，本集團在二零零三年十二月三十一日未經調整及調整後資本充足比率為百分之十五點七，遠超法定的百分之八最低要求。

本集團按各業務部門所承受的風險來分配資本。附屬公司若受其他監管機構直接監管，便必須遵守這些監管機構的規定維持充足的資本。某些附屬公司亦要符合香港金融管理局因應監管所需而制定的資本要求。

(iv) 市場風險管理

市場風險為利率、匯率或股票及商品價格之變動影響本集團持有之金融工具之價值。金融工具包括匯率合約、利息合約、股票及定息票據。

持有金融工具之限額由本集團資產負債管理委員會核准。該委員會由執行董事、司庫及集團之高級經理組成。該委員會負責制定有關資產負債管理政策，並檢討、審核及管理其運用情況以確保其營運比率及限額符合已制定之策略。

風險乃根據金融工具之本金或名義本金，交易金額及損失限額而計算，由資產負債管理委員會負責管理及檢討已制定之限額。

本集團以較保守之政策來管理交易持倉限額，於市場買賣以減少交易持倉限額。因此，本集團認為因交易持倉限額而引起之市場風險不大。

(k) 比較數字

編製該等未經審核補充財務資料時，若干比較數字已根據新會計實務準則第十二號之標準予以改列。

(j) MANAGEMENT OF RISKS *(CONTINUED)*

(iii) Capital management

The Group's policy is to maintain a strong capital base to support the development of the Group's business and to meet the statutory capital adequacy ratio. As disclosed in note (a) above, the Group's unadjusted and adjusted capital adequacy ratio of 15.7% as at 31st December 2003 is well above the statutory minimum ratio of 8%.

Capital is allocated to the various activities of the Bank depending on the risk taken by each business division. Where the subsidiaries are directly regulated by other regulators, they are required to maintain minimum capital according to these regulators' rules. Certain financial subsidiaries, as specified by the HKMA, are subject to the HKMA's capital requirements for its regulatory supervision purposes.

(iv) Market risk management

Market risk is the risk that changes in interest rates, foreign exchange rates or equity and commodity prices will affect the prices of financial instruments taken or held by the Group. Financial instruments include foreign exchange contracts, interest rate contracts, equity and fixed income securities.

The limits for financial instruments are approved by ALMCO which is made up of executive directors, the treasurers and senior managers of the Group. ALMCO is responsible for approving the policies relating to asset and liability management and to review, monitor and control the operating ratios and trading limits to ensure compliance.

Exposures are measured and monitored on the basis of principal (or notional) amount, outstanding position and stop-loss limit, and are controlled and reviewed by ALMCO.

The Group adopts a prudent approach to managing its trading portfolios, and reduces any excessive market risk by executing offsetting transactions or hedging contracts with other market counterparties. The Group therefore considers that any market risk arising from its trading book is not material.

(k) COMPARATIVE FIGURES

In preparing this unaudited supplementary financial information, certain comparative figures have been restated in accordance with the revised SSAP12.

主要附屬公司
Major Subsidiaries

澳門永亨銀行
總行 新馬路241號

浙江第一銀行有限公司
總行 灣仔告士打道60號

永亨信用財務有限公司
總行 皇后大道中183號中遠大廈17樓

永亨財務有限公司
總行 皇后大道中183號中遠大廈15樓

永亨證券有限公司
總行 中環永和街23-29號俊和商業中心1樓

Banco Weng Hang, S. A.
Head Office 241 Avenida de Almeida Ribeiro, Macau

Chekiang First Bank Limited
Head Office 60 Gloucester Road, Wanchai

Wing Hang Credit Limited
Head Office 17/F., Cosco Tower, 183 Queen's Road Central

Wing Hang Finance Company Limited
Head Office 15/F., Cosco Tower, 183 Queen's Road Central

Wing Hang Shares Brokerage Company Limited
Head Office 1/F., Chun Wo Commercial Centre, 23-29 Wing Wo Street, Central

主要分行
Major Branches

香港
總行 皇后大道中161號
銅鑼灣分行 波斯富街82號
中區分行 雪廠街10號新顯利大廈
莊士敦道分行 莊士敦道131-133號
筲箕灣分行 寶文街1號峻峰花園

九龍
旺角道分行 旺角道16號
深水埗分行 長沙灣道57號
油蔴地分行 彌敦道507號

新界
大埔分行 大榮里12至26號F舖
荃灣分行 眾安街35號

中國
深圳分行 中國深圳市深南東路5002號信興廣場地王商業中心M2鋪
廣州代表處 中國廣州市環市東路362號好世界廣場2710室
上海代表處 中國上海市浦東新區浦東大道138號永華大廈9樓E室

HONG KONG
Head Office 161 Queen's Road Central
Causeway Bay Branch 82 Percival Street
Central Branch New Henry House, 10 Ice House Street
Johnston Road Branch 131-133 Johnston Road
Shaukeiwan Branch Perfect Mount Gardens, 1 Po Man Street

KOWLOON
Mongkok Road Branch 16 Mong Kok Road
Shamshuipo Branch 57 Cheung Sha Wan Road
Yaumati Branch 507 Nathan Road

NEW TERRITORIES
Tai Po Branch Shop F, 12-26 Tai Wing Lane
Tsuen Wan Branch 35 Chung On Street

CHINA
Shenzhen Branch Shop M2, Shun Hing Square, Di Wang Commercial Centre, 5002 Shennan Dong Road, Shenzhen
Guangzhou Representative Office Room 2710 Peace World Plaza, 362 Huan Shi Road East, Guangzhou
Shanghai Representative Office 9E Majesty Building, 138 Pudong Avenue, Pudong New District, Shanghai

敬啟者本銀行訂於二零零四年四月二十二日(星期四)下午三時三十分假座香港皇后大道中一六一號永亨銀行大廈十八樓貴賓廳舉行股東週年大會，討論下列事項：

1. 省覽二零零三年度本銀行總結與董事會及核數師報告書；

2. 宣佈派發末期股息；

3. 選舉董事及授權董事會釐定董事袍金；

4. 重新委聘核數師及授權董事會釐定其酬金；

作為特別事項，考慮及如認為適當通過下列議案為普通決議案：

5. 由本決議案通過之日營業時間結束開始，批准及採納新員工獎勵計劃(「員工獎勵計劃」)，其主要條款詳述於日期將約為二零零四年三月三十一日向本銀行股東寄發之通函(「通函」)，(分別註有「A」及「B」字樣之員工獎勵計劃及通函副本已於大會提呈，並經由大會主席簽署以資識別)，並授權本銀行董事會採取一切令員工獎勵計劃由本決議案通過之日營業時間結束開始時生效所必需、適宜或權宜的步驟。

6. (a) 繼續無條件授權董事會在有關期間內配發、發行及處理本銀行之額外股份，其總額以不超逾本決議案通過之日本銀行已發行股本百分之二十為限。根據認股權計劃而配發予本銀行及其附屬公司僱員之認股權或其股份則不在此限；及

   (b) 就本決議案而言：

   「有關期間」指本決議案通過之日至下列三者之較早日期止之期間：

   (i) 本銀行下屆股東週年大會結束之日；

   (ii) 法例規定本銀行須舉行下屆股東週年大會之期限屆滿之日；及

   (iii) 本銀行在股東大會通過普通決議案撤銷或修訂本決議案所述授權之日。

7. (a) 在下文(b)項之限制下，全面及無條件批准本銀行董事會於有關期間內(即本會議通告第6(b)項所載)行使本銀行一切權力，購回本銀行股本中之已發行股份；及

   (b) 根據上文(a)項之批准，可於香港聯合交易所有限公司，根據香港股份購回守則所購回之股份，總面值不得超逾本決議案通過之日本銀行已發行股本總面值百分之十，而上述批准因而須受此限制。

8. 根據本會議通告第六項所載決議案而授予董事會配發股份之一般性授權予以擴大，即在董事會根據該項一般性權力而可予配發或同意配發之股本總面值中加入相等於本銀行根據本會議通告第七項所載決議案所獲授之權力而購回之股本總面值之數額。

作為特別事項，考慮及如認為適當通過下列議案為特別決議案：

9. 修改現有組織章程細則：

(a) 於章程第2條下整條「聯繫人士」之現有定義，以下述新定義取代：

「聯繫人士」，就個人而言，指上市規則所賦予之意義

(b) 於現有章程第2條加入以下新定義：

「香港財務報告準則」指上市規則所賦予之意義

「國際財務報告準則」指上市規則所賦予之意義

「上市規則」指由聯交所不時制定之證券上市規則

「附屬公司」包括：

(a) 該條例第2節所賦予之意義

(b) 根據適用之香港財務報告準則或國際財務報告準則，任何實體之經審核綜合賬項中作為附屬公司入賬及綜合於另一實體；及

(c) 根據適用之香港財務報告準則或國際財務報告準則，任何實體因其股本權益被另一實體收購而將賬項入賬於另一實體之經審核綜合賬項中作為附屬公司

(c) 於緊接現有章程第17條之後增加：

「倘於任何時間本公司之股本被分為不同類別之股份，則當時所發行之每一張股票須遵照該條例第57A節，及不能就超過一種類別之股份發行股票。」

(d) 於緊接現有章程第78條之後增加以下之新78A條條文：

「78A。如任何股東根據上市規則須就任何特定決議案放棄投票或限制於只能就任何特定決議案投票贊成或反對，該股東或其代表所投之任何票如有違反該規定或限制則不會被計算。」

(e) 刪除現有章程第90條整條並以下述之新90條條文取代：

「90。除了在股東大會上退任之董事外，任何人士(獲董事會推薦者除外)均不得在任何股東大會上作為董事候選人，除非於指定為該選舉之股東大會通告寄發予股東後一天及不少於七天至指定為該選舉之股東大會日期之前不少於七天之期間內，一名有資格出席大會及於會中投票之股東(被提名人士除外)以書面通知秘書其通知之目的為提名該人士應選董事，及一份由被提名人士簽署有關其願意參選。」

(f) 刪除現有章程第101(H)條整條並以下列新101(H)條條文代替：

「101(H) 董事不得就任何董事會決議案涉及董事會批准其或其聯繫人士擁有重大權益之任何合約或安排或任何其他建議之決議案投票(或計入法定人數)，而倘有關董事投票，其票數將不予計算在內，但該項禁制不適用於任何下列事宜：

(a) (1) 就董事或其任何聯繫人士應本公司或其任何附屬公司要求或利益借出款項或作出承擔責任而向該董事或其聯繫人士提供任何抵押品或賠償保證所訂立之任何合約或安排；或

(2) 就董事或其聯繫人士本身單獨或共同提供全部或部分擔保或賠償保證或提供抵押品之本公司或其任何附屬公司之負債或承擔責任而向第三者提供任何抵押品或賠償保證所訂立之任何合約或安排；

(b) 任何有關提呈發售或有關由本公司提呈發售本公司或其創立或擁有權益之任何其他公司之股份或債券或其他證券提呈發售或購買，而董事或其任何聯繫人士參與或將會參與發售建議之包銷或分包銷之建議；

(c) 任何董事或其聯繫人士只因其本公司股份或債券或其他證券擁有之權益而與本公司股份或債券或其他證券之其他持有人以同一方式在其中擁有權益之合約或安排；

(d) 董事或其聯繫人士作為職員或行政人員或股東直接或間接在其中擁有權益之任何其他公司之建議，惟該董事及其任何聯繫人士並非共同實益擁有該公司（或任何透過其權益及其聯繫人士之權益產生之任何第三者公司）之股本之任何類別已發行股份百分之五或以上或投票權；

(e) 任何有關本公司或其附屬公司僱員利益之建議或安排，包括：

(1) 採納、修訂或實施任何董事或其聯繫人士可從中受惠的任何僱員股份計劃或任何股份獎勵計劃或任何購股權計劃；或

(2) 採納、修訂或實施與本公司或其任何附屬公司董事、其聯繫人士及僱員有關之公積金或退休金、死亡或傷殘津貼計劃，而其中並無給予董事或其聯繫人士任何與該計劃或基金有關之人士一般未獲賦予之特權或利益。

(g) 於緊接現有章程第143條之後增加：

「所有須以廣告形式刊登之通告應在至少一份在香港流通之中文報章及一份於香港流通之英文報章刊登。」

本銀行將於二零零四年四月十九日(星期一)至二零零四年四月二十二日(星期四)，首尾兩天包括在內，暫停辦理股份過戶登記手續。

建議派發每股港幣一元零八仙之末期股息如獲通過，將於二零零四年五月十日(星期一)派發予於二零零四年四月二十二日在股東名冊上已登記之股東。

承董事會命
董事兼秘書
何志偉　謹啟

香港　二零零四年三月二十三日

附註：

1. *如欲獲得建議派發之股息，一切過戶文件連同有關股票及過戶表格須於二零零四年四月十六日(星期五)下午四時前送達本銀行股份過戶登記處，香港灣仔皇后大道東一八三號合和中心十七樓一七一二至一七一六室香港中央證券登記有限公司收。*
2. *有權出席及投票之股東，均有權委任一位或多位代表出席，並於以按股數表決時代表投票，受委任代表毋須為本銀行股東。代表委任表格最遲於開會時間四十八小時前送達本銀行股份過戶登記處收。*
3. *本銀行的組織章程大綱及細則以英文撰寫，並無正式中文譯本。因此，上述第九項所載有關修改組織章程細則的決議案之中文本純為中文譯本。文義如有歧異，應以英文本為準。*

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Bank will be held at the Bank Reception Hall, 18th Floor, Wing Hang Bank Building, 161 Queen's Road Central, Hong Kong on Thursday, 22nd April, 2004 at 3:30 p.m. for the following purposes:

1. To receive and consider the Statement of Accounts and Reports of the Directors and Auditors for the year ended 31st December, 2003;
2. To declare a final dividend;
3. To elect Directors and authorise the Board of Directors to fix directors' fees;
4. To re-appoint Auditors and authorise the Directors to fix their remuneration;

As special business, to consider and if thought fit, pass the following resolutions as ordinary resolutions:

5. "THAT, with effect from the close of business of the day on which this resolution is passed, the rules of the new employee incentive plan (the "Employee Incentive Plan"), the principal terms of which are particularly described in the circular (the "Circular") to the shareholders of the Bank to be dated on or about 31st March, 2004 (a copy of the Employee Incentive Plan and the Circular having been produced to the meeting marked "A" and "B" respectively and signed by the chairman of the meeting for the purposes of identification), be approved and adopted and the Directors of the Bank be and they are authorised to take all such steps as may be necessary, desirable or expedient to carry into effect the Employee Incentive Plan with effect from the close of business of the day on which this resolution is passed."
6. "THAT,

   (a) a general mandate be given to the Directors unconditionally during the Relevant Period to allot, issue and deal with additional shares in the capital of the Bank or grant any offers, agreements or options which might require securities to be issued, allotted or disposed of subject to the restriction that the aggregate nominal amount of share capital allotted, other than for allotment under any share option schemes for the time being adopted for the grant or issue to the employees of the Bank and its subsidiaries of shares of the Bank, shall not exceed 20% of the aggregate nominal amount of the share capital of the Bank in issue at the date of this Resolution; and

   (b) for the purpose of this Resolution:

   "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

   (i) the conclusion of the next Annual General Meeting of the Bank;

   (ii) the expiration of the period within which the next Annual General Meeting of the Bank is required by law to be held; and

   (iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting."
7. "THAT,

   (a) subject to paragraph (b) below, the exercise by the Directors of the Bank during the Relevant Period (as defined in Resolution No. 6(b) in the notice of this meeting) of all the powers of the Bank to purchase shares in the capital of the Bank be and is hereby generally and unconditionally approved; and

   (b) the aggregate nominal amount of shares of the Bank which may be purchased by the Bank on The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases pursuant to approval in paragraph (a) above shall not exceed 10% of the aggregate nominal amount of the share capital of the Bank in issue at the date of this Resolution, and the said approval shall be limited accordingly."
8. "THAT, the general mandate granted to the Directors to allot shares pursuant to the Resolution No. 6 of the notice of this meeting be and is hereby extended by the addition to the aggregate nominal amount of the share capital which may be allotted or agreed to be allotted by the Directors pursuant to such general mandate an amount representing the aggregate nominal amount of the share capital of the Bank repurchased by the Bank under the authority granted pursuant to the Resolution No. 7 of the notice of this meeting."

As special business, to consider and if thought fit, pass the following resolution as a special resolution:

9. "THAT, the existing Articles of Association of the Company be and are hereby altered by:

   (a) deleting in its entirety the existing definition of "associate" under Article 2 and replacing therewith the following new definition:

   "associate" has, in relation to an individual, the meaning attributed to such term in the Listing Rules

   (b) adding the following new definitions to the existing Article 2:

   "Hong Kong Financial Reporting Standards" has the meaning attributed to it in the Listing Rules

   "International Financial Reporting Standards" has the meaning attributed to it in the Listing Rules

   "Listing Rules" means the rules governing the listing of securities made by the Stock Exchange from time to time

   "subsidiary" includes:

   (a) the meaning attributed to it in section 2 of the Ordinance

   (b) any entity which is accounted for and consolidated in the audited consolidated accounts of another entity as a subsidiary pursuant to applicable Hong Kong Financial Reporting Standards or International Financial Reporting Standards; and

   (c) any entity which will, as a result of acquisition of its equity interest by another entity, be accounted for and consolidated in the next audited consolidated accounts of such other entity as a subsidiary pursuant to applicable Hong Kong Financial Reporting Standards or International Financial Reporting Standards

   (c) adding, immediately after the end of the existing Article 17:

   "If at any time the share capital of the Company is divided into different classes of shares, every share certificate issued at that time shall comply with section 57A of the Ordinance, and no certificate shall be issued in respect of more than one class of shares."

   (d) adding, immediately after the end of the existing Article 78, the following new Article 78A:

   "78A. Where any Member is, under the Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such Member in contravention of such requirement or restriction shall not be counted."

   (e) deleting the existing Article 90 in its entirety and replacing therewith the following new Article 90:

   "90. No person other than a Director retiring at the meeting shall, unless recommended by the Directors for election, be eligible for election as a Director at any general meeting unless, during a period of not less than seven (7) days commencing no earlier than the day after the dispatch of the notice of the meeting appointed for such election and ending no later than seven (7) days before the date appointed for the meeting, there shall have been given to the Secretary notice in writing by a Member (other than the person to be proposed) duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election and also a notice signed by the person to be proposed of his willingness to be elected."

   (f) deleting the existing Article 101(H) in its entirety and replacing therewith the following new Article 101(H):

   "101 (H) A Director shall not vote (nor be counted in the quorum) on any resolution of the Board in respect of any board resolution approving any contract or arrangement or other proposal in which he or any of his associates is materially interested, and if he shall do so his vote shall not be counted, but this prohibition shall not apply to any of the following matters namely: –

   (a) any contract or arrangement for the giving by the Company of any security or indemnity either:

   (1) to the Director or his associate(s) in respect of money lent or obligations incurred or undertaken by him or any of them at the request of or for the benefit of the Company or any of its subsidiaries; or

(2) to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has himself/themselves assumed responsibility or guaranteed or secured in whole or in part and whether alone or jointly under a guarantee or indemnity or by the giving of security;

(b) any proposal concerning an offer of the shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase where the Director or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

(c) any contract or arrangement in which the Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his/their interest in shares or debentures or other securities of the Company;

(d) any proposal concerning any other company in which the Director or his associate(s) is/are interested only, whether directly or indirectly, as an officer or executive or a shareholder or in which the Director or his associate(s) is/are beneficially interested in shares of that company provided that the Director and any of his associates are not in aggregate beneficially interested in 5% or more of the issued shares of any class of the equity share capital of such company (or of any third company through which his interest or that of his associates is derived) or of the voting rights;

(e) any proposal or arrangement for the benefit of employees of the Company or its subsidiaries including:

(1) the adoption, modification or operation of any employees' share scheme or any share incentive or share option scheme under which the Director or his associate(s) may benefit; or

(2) the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme which relates both to Directors, his associates and employees of the Company or any of its subsidiaries and does not provide in respect of any Director or his associate(s), as such any privilege or advantage not generally accorded to the class of persons to whom such scheme or fund relates.

(g) adding, immediately after the end of the existing Article 143:

"All notices required to be given by advertisement shall be advertised in at least one daily Chinese and one daily English newspaper circulating in Hong Kong.""

The Register of Members will be closed from Monday, 19th April, 2004 to Thursday, 22nd April, 2004, both days inclusive, during which period no share transfers will be registered.

The proposed final dividend of HK$1.08 per share, if approved, will be paid on Monday, 10th May, 2004 to shareholders whose names are on the Register of Members on 22nd April, 2004.

By Order of the Board
Louis C W Ho
Director and Secretary
Hong Kong, 23rd March, 2004

Notes:

1. *In order to qualify for the proposed dividend, all transfers accompanied by the relevant share certificates must be lodged with the Registrars of the Bank, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not later than 4:00 p.m. on Friday, 16th April, 2004.*

2. *A shareholder entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a shareholder. All proxies must be deposited at the Registrars of the Bank not later than 48 hours before the time fixed for holding the Meeting.*

3. *The Memorandum and Articles of Association of the Bank is written in English. There is no official Chinese translation in respect thereof. Therefore, the Chinese version of the Resolution as set out in item 9 above on amendments of Articles of Association is purely a translation only. Should there be any discrepancies, the English version will prevail.*